ARRANGEMENT
involving
ROYAL GROUP TECHNOLOGIES
LIMITED
and
Rome Acquisition Corp.,
a wholly-owned subsidiary of
GEORGIA GULF CORPORATION
SPECIAL MEETING OF SHAREHOLDERS
OF
ROYAL GROUP TECHNOLOGIES LIMITED
TO BE HELD ON AUGUST 4, 2006

NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
July 7, 2006

These materials are important and require your immediate attention. They require Shareholders to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Common Shares, please contact Georgeson Shareholder Communications Canada Inc., toll-free at 1-866-390-5121.

Royal Group Technologies Limited
July 7, 2006
Dear Fellow Shareholder:
     The Board of Directors cordially invites you to attend the special meeting of shareholders of Royal Group Technologies Limited (“Royal”) to be held commencing at 2:30 p.m. (Toronto time) on Friday, August 4, 2006 in Room 105 of the Metro Toronto Convention Centre, North Building, located at 255 Front Street West, Toronto, Ontario.
     At the meeting, shareholders will be asked to consider and vote on a special resolution approving a statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act whereby Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf Corporation, will acquire all of the outstanding common shares of Royal for $13.00 in cash per common share.
     The Board of Directors of Royal, based in part on the unanimous recommendation of the Special Committee of the Board of Directors, has unanimously approved the arrangement and has determined that the arrangement is fair to Royal’s shareholders and in the best interests of Royal. The Special Committee is entirely comprised of independent members of the Board of Directors. The recommendation of the Special Committee and the Board of Directors is based on various factors, including the opinion of BMO Nesbitt Burns, an independent financial advisor to the Special Committee, to the effect that the consideration offered under the arrangement is fair, from a financial point of view, to the shareholders of Royal.
     To be effective, the arrangement must be approved by a resolution passed by at least 66-2/3% of the votes cast at the special meeting. The arrangement is also subject to certain customary conditions, as well as the approval of the Ontario Superior Court of Justice. The Board of Directors unanimously recommends that Royal’s shareholders vote FOR the resolution approving the arrangement. All of the directors of Royal have advised Royal that they intend to vote or cause to be voted all common shares beneficially held by them in favour of the resolution approving the arrangement.
     The accompanying Notice of Special Meeting and Management Information Circular describe the arrangement and include certain additional information to assist you in considering how to vote on the special resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal or other professional advisor.
     Your vote is important regardless of the number of Royal common shares you own. If you are a registered shareholder and are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal so that, if the proposed arrangement is approved, payment for your shares can be sent to you as soon as possible following the implementation of the arrangement.
     If, like most shareholders, you are not a registered shareholder but hold your common shares through an intermediary such as a securities dealer or broker, bank or trust company, you will receive separate instructions on how to vote and receive payment for your common shares. In that case, you should carefully follow the instructions set out in any communications provided by such intermediary.
     Subject to obtaining court approval and satisfying other customary conditions, including the approval of Royal’s shareholders, it is anticipated that the arrangement will be completed in mid-September, 2006.
     If you have any questions, please contact our proxy solicitation agent Georgeson Shareholder Communications Canada Inc., toll-free at 1-866-390-5121.
     On behalf of Royal, I would like to thank all of our shareholders for their ongoing support as we prepare to consider this important event in Royal’s history.

Yours very truly,

Robert E. Lamoureux
Chairman of the Board

ROYAL GROUP TECHNOLOGIES LIMITED
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
     NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders of Royal Group Technologies Limited (“Royal”) will be held commencing at 2:30 p.m. (Toronto time) on Friday, August 4, 2006 in Room 105 of the Metro Toronto Convention Centre, North Building, located at 255 Front Street West, Toronto, Ontario, for the following purposes:
1.	to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated July 7, 2006 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving Royal, its shareholders and other securityholders and Rome Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of Georgia Gulf Corporation (“Georgia Gulf”), involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of Royal (the “Common Shares”) for $13.00 in cash for each Common Share, all as more particularly described in the accompanying Management Information Circular of Royal (the “Circular”); and
2.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.
     The Board of Directors of Royal has fixed the close of business on July 5, 2006 as the record date for determining shareholders of Royal who are entitled to receive notice of and vote at the Meeting.
     The Arrangement and the Arrangement Resolution are described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a Letter of Transmittal accompany this Notice of Meeting.
     Registered shareholders of Royal unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by Royal’s transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 before 5:00 p.m. (Toronto time) on August 2, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the day which is two business days before the date of the reconvened Meeting. Non-registered, beneficial shareholders of Royal should seek instructions on how to complete their form of proxy and vote their Common Shares from their broker, trustee, financial institution or other nominee.
     Pursuant to the Interim Order, registered holders of Common Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Common Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Common Shares who wishes to dissent must send to Royal (a) at 1 Royal Gate Blvd., Woodbridge, Ontario, L4L 8Z7 (Attention: Corporate Secretary) or (b) by facsimile transmission to (416) 264-0702 (Attention: Corporate Secretary), to be received not later than 5:00 p.m. (Toronto time) on August 3, 2006 (or 5:00 p.m. (Toronto time) on the day which is one business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix H to the Circular. Beneficial owners of Common Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Common Shares are entitled to dissent.

Dated at Toronto, Ontario on July 7, 2006.	By Order of the Board of Directors,

Scott D. Bates
Corporate Secretary

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	1

CURRENCY	1

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS	1

INFORMATION CONTAINED IN THIS CIRCULAR	2

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	3

Meeting of Shareholders	3
The Arrangement	3
Recommendation of the Special Committee	3
Recommendation of the Board	3
Reasons for the Recommendation and the Arrangement	4
Fairness Opinion of BMO Nesbitt Burns	6
Required Shareholder Approval	6
Arrangement Mechanics	6
Sources of Funds for the Arrangement	7
Interests of Senior Management and Others in the Arrangement	7
Superior Proposals	7
Conditions to the Arrangement Becoming Effective	8
Court Approval	8
Regulatory Matters	8
Closing	9
Termination of the Arrangement Agreement	9
Termination Payment	9
Dissenting Shareholders’ Rights	9
Certain Canadian Federal Income Tax Considerations	9
Certain United States Federal Income Tax Considerations	10

INFORMATION CONCERNING THE MEETING AND VOTING	11

Voting by attending the Meeting	12
Voting by Proxy	12

THE ARRANGEMENT	14

Background to the Arrangement Agreement	14
Recommendation of the Special Committee	16
Recommendation of the Board	16
Reasons for the Recommendation and the Arrangement	17
Fairness Opinion of BMO Nesbitt Burns	21
Required Shareholder Approval	21
Arrangement Mechanics	21
Interests of Senior Management and Others in the Arrangement	23
Intentions of Royal Directors and Executive Officers	25
Sources of Funds for the Arrangement	25

OTHER TERMS OF THE ARRANGEMENT AGREEMENT	25

Conditions Precedent to the Arrangement	26
Representations and Warranties	27
Conduct of Royal’s Business	27
Other Covenants of Royal Regarding the Performance of Obligations	28
Covenants of the Purchaser Regarding the Performance of Obligations	28
Covenants of Royal Regarding Non-Solicitation	29
Right to Match	30
Termination	30
Termination Payments	31
Guarantee by Georgia Gulf	32

PRINCIPAL LEGAL MATTERS	32

Court Approval of the Arrangement and Completion of the Arrangement	32
Regulatory Matters	32
Stock Exchange De-Listing and Reporting Issuer Status	34

DISSENTING SHAREHOLDERS’ RIGHTS	34

INFORMATION CONCERNING ROYAL	36

Principal Shareholders	37
Indebtedness of Directors and Officers	37
Auditors	37
Capitalization	37

INFORMATION CONCERNING GEORGIA GULF AND THE PURCHASER	37

ROYAL MARKET PRICE AND TRADING VOLUME DATA	38

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS	39

Certain Canadian Federal Income Tax Considerations	39
Shareholders Resident in Canada	40
Disposition of Common Shares	40
Dissenting Shareholders	41
Shareholders Not Resident in Canada	41
Disposition of Common Shares	41
Dissenting Shareholders	41
Certain United States Federal Income Tax Considerations	41

LEGAL MATTERS	43

ADDITIONAL INFORMATION	44

QUESTIONS AND FURTHER ASSISTANCE	44

APPROVAL OF ROYAL GROUP TECHNOLOGIES LIMITED	45

GLOSSARY OF TERMS	46

APPENDIX A: ARRANGEMENT RESOLUTION	A-1

i

ii

ROYAL GROUP TECHNOLOGIES LIMITED
MANAGEMENT INFORMATION CIRCULAR
     This Circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of Royal Group Technologies Limited (“Royal”) for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 46 to 51 of this Circular.
     Except where otherwise indicated, the information contained in this Circular is given as of July 5, 2006.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     Royal is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Royal or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that other requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws.
     The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Royal and Purchaser exists under the laws of Canada, that some or all of their respective officers and directors are not residents of the United States and a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.
     Certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers is set forth in “Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada” and “Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations”. Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Shareholders should consult with their legal, tax, financial and accounting advisors.
CURRENCY
     All currency amounts referred to in this Circular are expressed in Canadian dollars, unless otherwise indicated.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS
     This Circular contains forward-looking statements about Royal’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These forward-looking statements can be identified by the use of terminology such as: “plan”, “expect”, “believe”, “anticipate”, “foresee”, “should”, “intend”, “will”, “may”, “suspect”, “estimate”, “outlook”, “continue”, “project” and similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions including, but not limited to, market trends, competitive activities, market acceptance of new products, expected growth, regulatory requirements, foreign exchange rates, the economic environment and other assumptions, which we believe are reasonable based on currently available information. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which could cause actual results to differ materially from those anticipated in these forward-looking statements. In addition to other factors and matters contained or incorporated in this Circular, Royal believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: failure to satisfy the conditions to complete the Arrangement, including the receipt of the required shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; and retention of customers, suppliers and personnel being adversely affected by the uncertainty surrounding the Arrangement. In light of these risks, which are inherent in forward-looking statements, readers are cautioned not to place undue reliance on these forward-looking statements. Furthermore, the forward-looking statements contained in this Circular are made as of the date of this Circular. Unless otherwise required by applicable law, Royal does not undertake any obligation to update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.
INFORMATION CONTAINED IN THIS CIRCULAR
     No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Royal.
     This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
     Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.
     THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR
          The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on pages 46 to 51 of this Circular.
Meeting of Shareholders
          The Meeting will be held on Friday, August 4, 2006, at 2:30 p.m. (Toronto time) in Room 105 of the Metro Toronto Convention Centre, North Building, located at 255 Front Street West, Toronto, Ontario.
          At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution.
          Shareholders of record at the close of business on July 5, 2006 will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof.
The Arrangement
          If the Arrangement Resolution is approved by the affirmative vote of at least 66-2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a courtapproved plan of arrangement under the CBCA. Pursuant to the Arrangement, among other things:
•	all of the Common Shares (other than the Common Shares held by Dissenting Shareholders) will be acquired by the Purchaser for $13.00 in cash per Common Share, less applicable withholdings;

•	all Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment from or on behalf of Royal equal to the amount (if any) by which $13.00 exceeds the exercise price payable under such Options, less applicable withholdings; and

•	all of Royal’s restricted stock units (“RSUs”) that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment from or on behalf of Royal equal to $13.00 per RSU, less applicable withholdings.
See “The Arrangement—Arrangement Mechanics”.
          As at the close of business on July 5, 2006, there were issued and outstanding 93,444,502 Common Shares, Options to purchase an aggregate of 2,260,828 Common Shares and RSUs to purchase an aggregate of 1,105,000 Common Shares.
Recommendation of the Special Committee
          The Board established the Special Committee to oversee a process that ultimately resulted in the Arrangement Agreement. The Special Committee is comprised entirely of independent members of the Board. The Special Committee has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal and has unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote FOR the Arrangement Resolution See “The Arrangement— Recommendation of the Special Committee”.
Recommendation of the Board
          The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal. Accordingly, the Board has approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “The Arrangement—

Recommendation of the Board”. Each Royal director intends to vote or cause to be voted all Common Shares beneficially held by him or her FOR the Arrangement Resolution.
Reasons for the Recommendation and the Arrangement
          Factors Considered
          In evaluating and approving the Arrangement and in making their respective recommendations, each of the Special Committee and the Board considered a number of factors. In view of the variety of factors considered, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote for the Arrangement Resolution. The factors considered by the Special Committee and the Board included:
•	the consideration offered under the Arrangement is payable entirely in cash and represents a significant premium over the trading price of the Common Shares, being approximately 43.5% over the closing trading price of the Common Shares on the TSX on June 8, 2006, the last trading day on the TSX prior to the announcement of the Arrangement;

•	the Arrangement represents an opportunity for Shareholders to dispose of all of their Common Shares for cash consideration of $13.00 per share that, in the absence of the Arrangement, might not otherwise be available for a significant period of time;

•	Royal has undertaken an exhaustive sale process over the last year with the assistance of Deutsche Bank and Scotia Capital and each of Deutsche Bank and Scotia Capital has provided advice that it is in the interests of Royal to pursue the Arrangement;

•	the Special Committee has received the Fairness Opinion from BMO Nesbitt Burns stating that, in the opinion of BMO Nesbitt Burns, the consideration offered under the Arrangement is fair, from a financial point of view, to Shareholders. See “The Arrangement – Fairness Opinion of BMO Nesbitt Burns”;

•	an assessment of Royal’s business, assets, financial condition, results of operations and future prospects, including the potential significant benefits of the Management Improvement Plan (discussed further below), as well as the risks and uncertainties associated with that plan;

•	the uncertainty and risks associated with the regulatory investigations concerning, and the litigation proceedings pending against, Royal; and

•	the fact that any interested third parties would, as a result of the terms of the Arrangement Agreement, be provided with an opportunity to make a Superior Proposal and the Termination Payment payable to the Purchaser in such circumstances (approximately 1.6% of the equity value of Royal based on the transaction price) is relatively low when compared to such fees in similar transactions, and the fact that each of Deutsche Bank and Scotia Capital have advised that, in their professional judgment, the amount of the Termination Payment should not represent a meaningful impediment to a third party which might otherwise be inclined to make a Superior Proposal.
          In addition to their conclusion in respect of substantive fairness, the Special Committee and the Board concluded that the Arrangement is procedurally fair to Shareholders because:
•	the Special Committee consists of independent directors;

•	the Special Committee and the Board received advice from independent legal counsel and Deutsche Bank and Scotia Capital in connection with their evaluation of the Arrangement;

•	the consideration payable under the Arrangement resulted from arm’s length negotiations between Royal and Georgia Gulf;

•	the Arrangement is subject to approval of holders of 66-2/3% of the Common Shares that are voted at the Meeting;

•	the Shareholders will be afforded a right to dissent and to demand a valuation of their Common Shares in the event that the Arrangement is consummated, through exercise of the Dissent Rights; and

•	the Arrangement is subject to court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.
          The Special Committee and the Board also carefully considered a number of potential risks relating to the Arrangement, including:
•	the risks to Royal if the Arrangement is not completed, including the costs to Royal in pursuing the Arrangement and the diversion of management attention away from the conduct of Royal’s business in the ordinary course;

•	under the Arrangement Agreement, Royal is required to obtain the Purchaser’s approval prior to undertaking a number of actions, including entering into or amending material contracts, including supply contracts, and many of the material elements of the Management Improvement Plan, and such requirement may prevent or delay implementing any of such actions viewed by the Board to be beneficial to Royal;

•	the conditions to the Purchaser’s obligation to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain limited circumstances;

•	the $20 million Termination Payment payable to Royal should the financing for the transaction be unavailable in certain circumstances may not be sufficient to compensate Royal for having unsuccessfully pursued the Arrangement; and

•	the limitations contained in the Arrangement Agreement on Royal’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Royal must pay the $20 million Termination Payment to the Purchaser.
          Management Improvement Plan
          In addition to the foregoing, the Special Committee and the Board considered the fact that, following the Arrangement, Royal will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Management Improvement Plan. See “The Arrangement – Reasons for the Recommendation and the Arrangement – Management Improvement Plan.”
          In making its decision that the Arrangement was fair to Shareholders and in the best interests of Royal, the Board carefully assessed the benefits of the Arrangement as compared to pursuing the Management Improvement Plan. In this assessment, the Board made the following conclusions:
•	if the assumptions underlying the Management Improvement Plan prove to be correct and the plan is successfully implemented, it could potentially lead to long-term value for Shareholders that could exceed the amount being offered to Shareholders pursuant to the Arrangement;

•	there is risk and uncertainty associated with the Management Improvement Plan and there can be no assurance that it will be successfully implemented;

•	even if the Management Improvement Plan were successfully implemented, it could take a period of time before the initiatives in the plan translate into significantly stronger financial results and it is uncertain if, when and to what degree the price of the Common Shares would reflect this success;

•	aside from the uncertainties associated with the Management Improvement Plan, Royal faces other risks and uncertainties, including those associated with the economic cycle generally, the outlook for the sectors of the economy in which Royal competes and participates, and the ongoing regulatory investigations concerning, and the litigation pending against, Royal; and

•	in contrast to the Management Improvement Plan, which is subject to numerous assumptions and risks, the Arrangement offers Shareholders the current opportunity to receive cash consideration of $13.00 per Common Share, being approximately 43.5% over the closing trading price of the Common Shares on the TSX on June 8, 2006, the last trading day on the TSX prior to the announcement of the Arrangement.
          After carefully considering all of the foregoing, each of the Special Committee and the Board unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal.
          See “The Arrangement—Reasons for the Recommendation and the Arrangement”.
Fairness Opinion of BMO Nesbitt Burns
     In connection with the Arrangement, the Board and the Special Committee received the opinion of BMO Nesbitt Burns, dated June 8, 2006, the full text of which is attached as Appendix C, to the effect that, as of the date of the opinion and based on and subject to the assumptions and limitations set forth in the opinion, the consideration offered under the Arrangement is fair, from a financial point of view, to Shareholders.
          The full text of the Fairness Opinion is attached as Appendix C. It describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken and is incorporated by reference in its entirety into this Circular. Shareholders are encouraged to read the Fairness Opinion carefully in its entirety. The Fairness Opinion was provided to the Board and the Special Committee in connection with their evaluation of the Arrangement. It does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Shareholders should vote or act with respect to the Arrangement. See “The Arrangement— Fairness Opinion of BMO Nesbitt Burns”.
Required Shareholder Approval
          The approval of the Arrangement Resolution will require the affirmative vote of at least 66-2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote in order for Royal to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “The Arrangement—Required Shareholder Approval”.
Arrangement Mechanics
          Pursuant to the Arrangement, the following transactions will occur in the order set out in the Plan of Arrangement:
•	the Purchaser (or one of its Affiliates) will provide (i) one or more loans to Royal in the aggregate amount equal to the aggregate of all amounts owing under the Specified Third Party Debt; (ii) a loan to Royal equal to the aggregate amount payable by Royal to Optionholders pursuant to the Plan of Arrangement; and (iii) a loan to Royal equal to the aggregate amount payable by Royal to holders of RSUs pursuant to the Plan of Arrangement. All such loans will be evidenced by demand promissory notes issued by Royal to the Purchaser (or the applicable Affiliate of the Purchaser);

•	Royal will repay in full all amounts owing under the Specified Third Party Debt;

•	each Common Share outstanding at the Effective Time and held by a Shareholder, other than a Common Share held by a Dissenting Shareholder, will be transferred to the Purchaser in exchange for $13.00 per Common Share. The names of the holders of the Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Common Shares and the Purchaser shall be recorded as the registered holder of the Common Shares so acquired and shall be deemed the legal and beneficial owner thereof;

•	each Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, by which $13.00 exceeds the exercise price payable under such Option, less applicable withholdings;

•	each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $13.00 per RSU, less any applicable withholdings; and

•	the Long-Term Incentive Plan and the Senior Management Incentive Plan will be terminated. See “The Arrangement—Arrangement Mechanics”.
          In order to receive the above cash consideration for the Common Shares, a Registered Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein. If, like most Shareholders, you are not a Registered Shareholder but hold your Common Shares through an Intermediary such as a securities dealer or broker, bank or trust company, you will receive separate instructions on how to receive payment for your Common Shares. In that case, you should carefully follow the instructions set out in any communications provided by such Intermediary.
          Optionholders and holders of RSUs need not complete any documentation to receive the above cash consideration for the securities held by them (other than Common Shares).
Sources of Funds for the Arrangement
          Under the terms of the Arrangement Agreement, the Purchaser will pay an aggregate of approximately $1.2 billion to acquire all of the outstanding Common Shares (assuming no Shareholders exercise their Dissent Rights and no Options or RSUs are exercised between July 7, 2006 and the Effective Time). See “The Arrangement— Sources of Funds for the Arrangement”.
          Georgia Gulf has obtained a commitment letter dated June 9, 2006 (the “Commitment Letter”) from Merrill Lynch Capital Corporation, Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc. to provide Georgia Gulf with debt financing for the Arrangement and to refinance certain existing Georgia Gulf debt in connection therewith.
          At the closing of the Arrangement, the Purchaser (or one of its Affiliates) will lend an aggregate amount of approximately $14.65 million to Royal for payment to Optionholders and holders of RSUs (assuming no Options or RSUs are exercised between July 7, 2006 and the Effective Time) pursuant to the Plan of Arrangement. In addition, if the Purchaser chooses to cause Royal to repay any Specified Third Party Debt, it (or one of its Affiliates) will lend Royal the amount necessary to repay such debt.
Interests of Senior Management and Others in the Arrangement
          In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Royal’s senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described in “The Arrangement—Interests of Senior Management and Others in the Arrangement”.
Superior Proposals
          In the Arrangement Agreement, Royal has agreed not to, directly or indirectly, among other things, solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal. Nonetheless, the Board is permitted to consider and accept a Superior Proposal under certain conditions. The Purchaser is entitled to an eight-business day period within which to exercise a right to match any Superior Proposal that the Board proposes to accept, approve or recommend. If the Board accepts a Superior Proposal, Royal is required to pay to the Purchaser the Termination Payment as set out in the Arrangement Agreement. See “Other Terms of the Arrangement Agreement—Covenants of Royal Regarding Non-Solicitation”.
Conditions to the Arrangement Becoming Effective
          The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of Royal and the Purchaser at or before the Effective Time, including, among others:
•	the accuracy of the representations and warranties of Royal and the Purchaser contained in the Arrangement Agreement;

•	the performance by Royal and the Purchaser of their covenants under the Arrangement Agreement;

•	the approval of the Arrangement Resolution at the Meeting in accordance with the Interim Order;

•	the receipt of all Regulatory Approvals;

•	the absence of any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise prevents or prohibits consummation of the Arrangement;

•	no Material Adverse Effect in respect of Royal having occurred;

•	Royal having received all material consents and waivers under the terms of any of the Material Contracts with respect to the acquisition of control of Royal by the Purchaser;

•	no new litigation or other proceedings, or threat thereof, or adverse development as to Royal’s existing litigation or proceedings, having occurred that has certain specified material adverse effects on the parties to the Arrangement Agreement;

•	Dissent Rights not having been exercised with respect to more than 10% of the outstanding Common Shares in connection with the Arrangement; and

•	none of the breach by Royal of its material agreements in the Arrangement Agreement, a material variance in Royal’s anticipated financial performance, or the occurrence of a Market MAC, having resulted in the Purchaser failing to receive funds in the amount contemplated by the Commitment Letter pursuant to its terms.
          See “Other Terms of the Arrangement Agreement—Conditions Precedent to the Arrangement”.
Court Approval
          The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, Royal obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular. Subject to the approval of the Arrangement Resolution by at least 66-2/3% of votes cast by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on August 11, 2006.
          At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “Principal Legal Matters— Court Approval of the Arrangement and Completion of the Arrangement”.
Regulatory Matters
          The Arrangement is conditional upon approval under the Competition Act (Canada), the Investment Canada Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See “Principal Legal Matters — Regulatory Matters”.

Closing
          The Arrangement Agreement provides that the Effective Date is to occur on or prior to the Outside Date. The “Outside Date” is defined as October 31, 2006, subject to postponement for up to 30 days by Royal or the Purchaser if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving 15 days’ notice prior to October 31, 2006. The Effective Date will be designated by the Purchaser upon not less than five business days’ written notice, to be no later than 35 days after the latest of the date of the Meeting, the date of the issuance of the Final Order and the date upon which the last Regulatory Approval is obtained, provided that the Purchaser is not obligated to designate a date that is earlier than 14 days after the date on which Royal provides the quarterly financial statements required in connection with the Purchaser’s financing. In addition, if the Effective Date would fall in the last 10 days of the month, the Purchaser may choose the last business day of that month or the first business day of the following month. The Effective Date is currently expected to occur in mid-September, 2006.
Termination of the Arrangement Agreement
          Royal and the Purchaser may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either Royal or the Purchaser may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See “Other Terms of the Arrangement Agreement—Termination” and “Other Terms of the Arrangement Agreement—Termination Payment”.
Termination Payment
          The Arrangement Agreement provides that Royal will pay to the Purchaser the Termination Payment of $20 million in certain circumstances, including if the Arrangement Agreement is terminated by Royal in connection with its acceptance of any Superior Proposal. See “Other Terms of the Arrangement Agreement—Termination Payment”.
          The Arrangement Agreement also provides that the Purchaser will pay Royal the $20 million Termination Payment should all conditions to closing be satisfied, but the Arrangement does not occur, and the Arrangement Agreement is terminated on or after the Outside Date because the Purchaser did not receive funds in the amount contemplated in the Commitment Letter. If these funds are not received due to the breach by Royal of its material agreements in the Arrangement Agreement, a material variance in Royal’s anticipated financial performance, or the occurrence of a Market MAC, the conditions to closing would not be satisfied and no Termination Payment would be payable by the Purchaser to Royal.
Dissenting Shareholders’ Rights
          Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Royal at or before 5:00 p.m. (Toronto time) on August 3, 2006 (or on the day that is one business day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissenting Shareholders’ Rights” below. If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the “fair value” of its Dissenting Common Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the $13.00 in cash per Common Share offered under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular entitled “Dissenting Shareholders’ Rights” if they wish to exercise Dissent Rights. See “Dissenting Shareholders’ Rights”.
Certain Canadian Federal Income Tax Considerations
          Residents of Canada. Generally, a Resident Shareholder who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Common Shares.

          Non-Residents of Canada. Generally, a Non-Resident Shareholder whose Common Shares do not constitute “taxable Canadian property” for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Common Shares for cash under the Arrangement.
          The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should read carefully the information in the Circular under the heading “Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.
Certain United States Federal Income Tax Considerations
          U.S. Shareholders. The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder (as defined under the heading “Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations”) of Common Shares will generally recognize gain or loss in an amount equal to the difference between the holder’s adjusted tax basis in the Common Shares transferred in the Arrangement and the amount of the cash received in the Arrangement. Provided that Royal is not a passive foreign investment company for U.S. federal income tax purposes, this gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Common Shares as capital assets and will be long-term if the U.S. holder’s holding period for the Common Shares exceeds one year.
          Non-U.S. Shareholders. A non-U.S. holder (as defined under the heading “Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations”) of Common Shares will generally not be subject to United States federal income tax as a result of the Arrangement provided that any gain attributable to the Common Shares is not effectively connected with the conduct of a trade or business in the United States by the non- U.S. holder, and in the case of a non-U.S. holder that is an individual, such holder has not been present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions exist.
          Shareholders should read carefully the information in the Circular under the heading “Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations” below, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

INFORMATION CONCERNING THE MEETING AND VOTING

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Royal. The costs of solicitation will be borne by Royal. This Circular is furnished in connection with that solicitation. It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of Royal without special compensation. Georgeson Shareholder Communications Canada Inc. is acting as Royal’s proxy solicitation agent, for which it will be paid a fee of approximately $80,000 plus out-of-pocket expenses. Proxies are to be used at the Meeting to be held in Toronto, Ontario on Friday, August 4, 2006, at 2:30 p.m. (Toronto time) in Room 105 of the Metro Toronto Convention Centre, North Building, located at 255 Front Street West, Toronto, and for the purposes set out in the accompanying Notice of Meeting.

Q:	What am I voting on?

A:	You are being asked to vote to pass the Arrangement Resolution approving the Arrangement, which, among other things, will result in the acquisition by a wholly-owned subsidiary of Georgia Gulf of all of the outstanding Common Shares.

Q:	How much will I receive for my Common Shares?

A:	If the Arrangement is completed, you will be entitled to receive $13.00 in cash for each outstanding Common Share that you own as of the effective date of the Arrangement.

Q:	Am I entitled to receive notice of the Meeting and attend the Meeting?

A:	Yes, if you are a Shareholder as of the close of business on July 5, 2006, which is the record date for the Meeting. All such Shareholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:	Am I entitled to vote?

A:	Yes, if you are a Shareholder as of the close of business on July 5, 2006, you are entitled to one vote per share on the Arrangement Resolution. On July 5, 2006, there were 93,444,502 Common Shares outstanding. Your vote is important regardless of the number of Common Shares you own.

Q:	Are holders of Options and RSUs able to vote at the Meeting?

A:	No. Only holders of Common Shares are eligible to vote at the Meeting.

Q:	What vote is required to approve the Arrangement Resolution?

A:	The Arrangement Resolution must be passed by at least 66-2/3% of the votes cast at the Meeting in person or by proxy and entitled to vote.

Q:	How does Royal’s Board of Directors recommend that I vote?

A:	Royal’s Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	How can I vote my Common Shares?

A:	You can vote your Common Shares by either attending and voting your Common Shares at the Meeting or, if you cannot attend the Meeting, by having your Common Shares voted by proxy. How you exercise your vote depends on whether you are a Registered or Non-Registered Shareholder:

•	You are a Registered Shareholder if you have a share certificate registered in your name.

•	You are a Non-Registered Shareholder if your Common Shares are registered in the name of an Intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the Intermediary is a participant.
Voting by attending the Meeting
          If you are a Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person.
          If you are a Non-Registered Shareholder, you will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary. However, you are entitled to attend the Meeting as proxyholder for the Intermediary and vote your Common Shares in that capacity, provided you have submitted a properly executed proxy or voting information form provided by your Intermediary, indicating you will be attending the Meeting and returning it in the envelope provided by your Intermediary in accordance with the instructions provided by such Intermediary. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee.
Voting by Proxy
          How you vote by proxy depends on whether you are a Registered Shareholder or a Non-Registered Shareholder.

1.	Voting by proxy – Registered Shareholders

If you are a Registered Shareholder, you may vote your proxy by paper proxy to be returned by mail or delivery.

Whichever method you choose, your proxy must be received by Computershare Trust Company of Canada, no later than 5:00 p.m. (Toronto time) on August 2, 2006 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the day that is two business days prior to the date on which the Meeting is reconvened.

To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

2.	Voting by proxy – Non-Registered Shareholders

Instead of completing the paper proxy provided to Registered Shareholders, if you are a Non-Registered Shareholder and you receive materials entitling you to vote through an investment dealer or other Intermediary, complete and return the materials in accordance with the instructions provided to you by the investment dealer or other Intermediary.

Q:	Who votes my Common Shares?

A:	Each person named in the proxy to represent Shareholders at the Meeting is a director and/or officer of Royal. If you vote by mail or delivery, you can appoint someone else to represent you at the Meeting; however, you must appoint that person by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast.

Q:	How will my Common Shares be voted if I return a proxy?

A:	By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your Common Shares will be voted FOR the Arrangement Resolution.

The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As of July 7, 2006, neither the Board nor management of Royal is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:	Can I revoke a proxy?

A:	Yes, if you are a Registered Shareholder and have voted by paper, you may revoke it by delivering a duly executed proxy by paper with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 up to 5:00 p.m. (Toronto time) on August 2, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the day that is two business days preceding the date of the reconvened Meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

If you are a Non-Registered Shareholder, you should contact your nominee to discuss what procedure to follow.

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Ontario Superior Court of Justice (Commercial List) and is also subject to the receipt of certain antitrust, competition and other regulatory approvals in Canada and the United States. See “Principal Legal Matters — Regulatory Matters”.

Q:	Will the Common Shares continue to be listed on the TSX and NYSE after the Arrangement?

A:	No. The Common Shares will be owned by the Purchaser and will be delisted from the TSX and NYSE shortly after the Arrangement is completed.

Q:	What if ownership of Common Shares has been transferred after July 5, 2006?

A:	Only persons on the list of Registered Shareholders prepared by Royal as of July 5, 2006 are entitled to vote at the Meeting.

Q:	When will the Arrangement be implemented?

A:	Royal and the Purchaser will implement the Arrangement once all of the conditions to closing have been satisfied or waived (where permitted) on a date that will be designated by the Purchaser. Subject to certain exceptions, the Arrangement Agreement provides that the Effective Date will be no more than 35 days after the latest of (i) the date of the Meeting, (ii) the date of the issuance of the Final Order and (iii) the date upon which the last Regulatory Approval is obtained. The Arrangement Agreement also provides that the Effective Date will be no later than October 31, 2006, subject to extension if necessary to obtain any outstanding Regulatory Approvals. The Effective Date is currently expected to occur in mid-September, 2006.

Q:	When can I expect to receive consideration for my Common Shares?

A:	As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal together with your certificates representing Common Shares and all other required documents, the Depositary will make a payment to you in the amount of your portion of the consideration. If you hold your Common Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Common Shares in exchange for your portion of the consideration.

Q:	Am I entitled to Dissent Rights?

A:	Pursuant to the Interim Order, Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Common Shares. This amount may be the same as, more than or less than the $13.00 in cash per Common Share offered under the Arrangement. If you wish to dissent, you must provide written notice to Royal at or before 5:00 p.m. (Toronto time) on August 3, 2006 (or on the day that is one business day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissenting Shareholders’ Rights”. It is important that you strictly comply with this requirement, otherwise your Dissent Right may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Only Registered Shareholders may exercise Dissent Rights.

Q:	What are the tax consequences of the Arrangement to me?

A:	Your receipt of the consideration under the Arrangement in exchange for your Common Shares will be a taxable transaction. For further information on certain tax consequences of the Arrangements, see “Certain Tax Considerations for Shareholders”. Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:	Who can I contact if I have questions?

A:	Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson Shareholder Communications Inc., toll-free at 1-866-390-5121. Shareholders who have questions about deciding how to vote should contact their professional advisors.
THE ARRANGEMENT
Background to the Arrangement Agreement
          The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Royal and Georgia Gulf. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.
          On May 9, 2005, Georgia Gulf’s advisors contacted Royal’s advisors with a view to arranging a meeting between executives of the two companies.
          On May 16, 2005, Royal announced that Cerberus Capital Management L.P. (“Cerberus”) had formally advised Royal of its desire to conduct “due diligence” investigations in connection with a potential change-of-control transaction. Cerberus indicated that, subject to being satisfied with these investigations, it would make an offer for all of the Common Shares at a price of $14.00 per share. In its approach to Royal, Cerberus also indicated that it had entered into an agreement with Messrs. Vic De Zen and Domenic D’Amico and certain of their respective affiliates, which provided that if an offer at $14.00 per Common Share was made by Cerberus, those parties would, subject to limited exceptions irrevocably tender up to 18,600,929 Common Shares, representing approximately 19.9% of the outstanding equity of Royal.
          On May 16, 2005, Mr. Robert Lamoureux, Chairman of the Board of Royal, called Mr. Edward Schmitt, Georgia Gulf’s Chief Executive Officer, to advise him that in light of the Cerberus announcement, the Royal Board’s immediate focus was formulating a response to the Cerberus request.
          Royal immediately formed the Special Committee of independent directors to consider and develop a response to the Cerberus approach. At that time, the members of the Special Committee were Robert Lamoureux (Chair), Ralph Brehn, Irvine Hollis, James Sardo and Ronald Slaght. Goodmans LLP was engaged shortly thereafter with a mandate to act, under the direction and supervision of the Special Committee, as legal counsel to Royal in connection with the process described below and any transaction resulting therefrom.

          On May 25, 2005, Royal announced that it had received unsolicited expressions of interest from other parties following the Cerberus announcement. In order to ensure that an appropriate process would be conducted and as a pre-condition to granting to Cerberus its requested due diligence access, Royal entered into and publicly disclosed an agreement with Cerberus on that day that provided, among other things, that Cerberus would not, subject to limited exceptions, take up shares pursuant to any offer until the expiry of 60 days from the time that Cerberus had received access to the confidential due diligence information that it had requested. In addition, Cerberus agreed that, if a transaction were to be proposed by another party as a result of the process, and such transaction was superior to the offer from Cerberus, then Cerberus would either (i) match or better the superior proposal, (ii) purchase and tender all of the Common Shares of Messrs. De Zen and D’Amico and their respective affiliates that were the subject of the above-noted agreement to the superior proposal or (iii) release Messrs. De Zen and D’Amico and their respective affiliates from their obligations pursuant to the above-noted agreement. In exchange for the foregoing, Royal agreed that it would provide Cerberus with access to its confidential information on the same basis as other parties would be provided with access, and that Royal would not enter into any agreement supporting a competing proposal that contemplated payment of a termination fee to the other party in excess of 1.9% of the equity value of Royal implied by any such agreement.
          Following the annual and special meeting of shareholders of Royal held on May 25, 2005, at which new members of the Board of Directors were elected, the composition of the Special Committee was changed to consist of Robert Lamoureux (Chair), Carol Hansell, Irvine Hollis, James Sardo and Graham Savage.
          In addition to retaining legal counsel for Royal, the Special Committee engaged PricewaterhouseCoopers LLP to assist with the presentation of information and records, including financial information, and the preparation of an appropriate electronic data room. As financial advisors for the process and any transaction resulting therefrom, the Special Committee engaged Deutsche Bank and Scotia Capital. The Special Committee also engaged BMO Nesbitt Burns to act as an independent financial advisor that would be prepared, if appropriate and if requested, to deliver an opinion to the Special Committee in respect of the fairness of the consideration offered under any transaction or transactions. The terms of the engagement of BMO Nesbitt Burns were such that the fees payable to BMO Nesbitt Burns were not contingent on the conclusion of its Fairness Opinion or whether a transaction was ultimately completed.
          During the summer of 2005, Royal entered into more than 30 confidentiality agreements with interested parties, including Georgia Gulf, each of which contained standard “standstill” provisions, similar to those entered into with Cerberus. The primary purpose of the standstill provisions was to ensure that Royal (through the Special Committee) could conduct an orderly value maximization process wherein no potential bidders could take any steps to disrupt, pre-empt or frustrate the process until all potential bidders had been identified and given a full opportunity to formulate a transaction proposal.
          On June 5, 2005, Mr. Schmitt and Mr. Joel Beerman, Georgia Gulf’s Vice President and General Counsel, met executives of Royal for the first time.
          In July 2005, Royal opened an electronic data room to parties that had executed confidentiality agreements. Royal also continued to work, with the assistance of its financial advisors and legal counsel, to prepare a confidential information memorandum for the benefit of potential offerors. The confidential information memorandum was delivered to potential offerors in early October, 2005. Following delivery of the confidential information memorandum, the financial advisors, on behalf of the Special Committee, asked for delivery of non-binding expressions of interest from any interested parties.
          During this period, Royal management, with the assistance of various consultants and advisors, was developing and preparing for implementation the Management Improvement Plan more fully described under “Reasons for the Recommendation and Arrangement — Management Improvement Plan”. The framework of the Management Improvement Plan was approved by the Board of Directors on July 15, 2005. As disclosed at that time, the Management Improvement Plan was intended to enhance shareholder value whether or not the process precipitated by the Cerberus initiative resulted in a sale of the company. A detailed Management Improvement Plan, inclusive of implementation plans and financial details, was approved by the Board of Directors in September 2005.
          On October 27, 2005, Royal received written non-binding expressions of interest from seven potential offerors, including Georgia Gulf. Following receipt of these expressions of interest, Royal engaged in in-depth management presentations with a total of six potential offerors (five of which had submitted written non-binding expressions of interest and one which had not). Following the management presentations, refreshed expressions of interest were solicited from each of the potential offerors. Upon review of these refreshed expressions of interest, which were received on or about November 28, 2005, it was determined by the Special Committee, with the advice of its financial advisors, that it was in the best interests of Royal and its shareholders to continue a detailed due diligence process with three parties.
          Throughout the last months of 2005 and the beginning of 2006, detailed divisional operating due diligence materials were provided to the potential offerors. Early in 2006, Royal was advised by certain of the potential offerors that they would require detailed normalized, segmented financial information, including detailed financial information for the year ended December 31, 2005, before they could provide Royal with a definitive offer. Royal then began preparing such financial information while at the same time the due diligence process continued. Following delivery on May 1, 2006 of Royal’s audited financial statements for 2005, together with further detailed financial information for that period, the financial advisors, on behalf of the Special Committee, requested final binding offers from the potential offerors.
          On May 22, 2006, Royal received a written proposal from Georgia Gulf containing the terms of an offer. During the weeks of May 22, May 29, and June 5, 2006, representatives of Royal participated in extensive negotiations and discussions with Georgia Gulf for the purpose of completing due diligence, negotiating a definitive arrangement agreement and reaching resolution with respect to certain provisions of the Georgia Gulf proposal. No other definitive third party offers were received prior to or during this period. During this period, the Special Committee and the Board of Royal met several times with their financial advisors (including BMO Nesbitt Burns) and legal counsel, at which the advantages and disadvantages of the Georgia Gulf proposal, and the various factors more fully described under “Reasons for the Recommendation and the Arrangement”, were extensively discussed and considered. In addition, the Special Committee formally asked BMO Nesbitt Burns to deliver an opinion with respect to the fairness of the consideration offered under the Georgia Gulf proposal.
          At a meeting of the Special Committee held on June 8, 2006, BMO Nesbitt Burns delivered to the Special Committee its oral opinion, to the effect that the consideration offered under the proposed transaction with Georgia Gulf was fair, from a financial point of view, to Shareholders. At that meeting, after further discussion of the factors described below with the assistance and advice of its legal and financial advisors, the Special Committee unanimously (a) determined that the proposed transaction on the terms set out in the draft definitive agreement was fair to the Royal shareholders and in the best interests of Royal and its shareholders; and (b) resolved to recommend to the Board of Directors that it approve the execution and delivery of the Arrangement Agreement. At a meeting of the Board of Directors held immediately following the June 8 Special Committee meeting, after considering the recommendation of the Special Committee and further deliberating at length on the various factors described below, with further involvement of Royal’s legal and financial advisors, the Board of Directors unanimously approved the Arrangement and a recommendation that shareholders vote for the Arrangement Resolution.
          The Arrangement Agreement was subsequently executed and publicly announced by way of press release issued on the morning of June 9, 2006.
Recommendation of the Special Committee
          The Special Committee has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal. Accordingly, the Special Committee has unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote FOR the Arrangement Resolution.
Recommendation of the Board
          The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal. Accordingly, the Board has approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation and the Arrangement
          Factors Considered
          In evaluating and approving the Arrangement and in making their respective recommendations, each of the Special Committee and the Board considered a number of factors. In view of the variety of factors considered, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination as to the fairness of the Arrangement and their recommendation to Shareholders to vote for the Arrangement Resolution. The factors considered by the Special Committee and the Board included:
•	the consideration offered under the Arrangement is payable entirely in cash and represents a significant premium over the trading price of the Common Shares, being approximately 43.5% over the closing trading price of the Common Shares on the TSX on June 8, 2006, the last trading day on the TSX prior to the announcement of the Arrangement;

•	the Arrangement represents an opportunity for Shareholders to dispose of all of their Common Shares for cash consideration of $13.00 per share that, in the absence of the Arrangement, even assuming continued pursuit of the Management Improvement Plan, might not otherwise be available for a significant period of time, if at all;

•	Royal has undertaken an exhaustive sale process over the last year with the assistance of Deutsche Bank and Scotia Capital, and each of Deutsche Bank and Scotia Capital has provided advice that it is in the interest of Royal to pursue the Arrangement;

•	the Special Committee has received the Fairness Opinion from BMO Nesbitt Burns stating that, in the opinion of BMO Nesbitt Burns, the consideration offered under the Arrangement is fair, from a financial point of view, to Shareholders;

•	an assessment of Royal’s business, assets, financial condition, results of operations and future prospects, including the potential significant benefits of the Management Improvement Plan (discussed further below), as well as the risks and uncertainties associated with that plan;

•	the uncertainty and risks associated with the regulatory investigations concerning, and the litigation proceedings pending against, Royal; and

•	the fact that any interested third parties would, as a result of the terms of the Arrangement Agreement, be provided with an opportunity to make a Superior Proposal and the Termination Payment payable to the Purchaser in such circumstances (approximately 1.6% of the equity value of Royal based on the transaction price) is relatively low when compared to such fees in similar transactions, and the fact that Deutsche Bank and Scotia Capital have advised that, in their professional judgment, the amount of the Termination Payment should not represent a meaningful impediment to a third party which might otherwise be inclined to make a Superior Proposal.
          In addition to their conclusion in respect of substantive fairness, the Special Committee and the Board concluded that the Arrangement is procedurally fair to Shareholders because:
•	the Special Committee consists of independent directors;

•	the Special Committee and the Board received advice from independent legal counsel and Deutsche Bank and Scotia Capital in connection with their evaluation of the Arrangement;

•	the consideration payable under the Arrangement resulted from arm’s length negotiations between Royal and Georgia Gulf;

•	the Arrangement is subject to the approval of holders of 66-2/3% of the Common Shares that are voted at the Meeting;

•	the Shareholders will be afforded a right to dissent and to demand a valuation of their Common Shares in the event that the Arrangement is consummated through exercise of the Dissent Rights; and

•	the Arrangement is subject to court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.
          The Special Committee and the Board also carefully considered a number of potential risks relating to the Arrangement, including:
•	the risks to Royal if the Arrangement is not completed, including the costs to Royal in pursuing the Arrangement and the diversion of management attention away from the conduct of Royal’s business in the ordinary course;

•	under the Arrangement Agreement, Royal is required to obtain the Purchaser’s approval prior to undertaking a number of actions, including entering into or amending material contracts, including supply contracts, and many of the material elements of the Management Improvement Plan, and such requirement may prevent or delay implementing any of such actions viewed by the Board to be beneficial to Royal;

•	the conditions to the Purchaser’s obligation to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain limited circumstances;

•	the $20 million Termination Payment payable to Royal should the Purchaser’s financing for the transaction be unavailable in certain circumstances may not be sufficient to compensate Royal for having unsuccessfully pursued the Arrangement; and

•	the limitations contained in the Arrangement Agreement on Royal’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Royal must pay a $20 million Termination Payment to the Purchaser.
          Management Improvement Plan
          In addition to the foregoing, the Special Committee and the Board considered the fact that, following the Arrangement, Royal will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Management Improvement Plan.
          By way of background, on July 15, 2005, the Board announced it had approved the framework of the four-part Management Improvement Plan aimed at improving financial performance, and identifying the appreciation in values of certain assets. The plan contained the following elements:
•	business unit portfolio restructuring;

•	actions to identify and quantify cost and margin opportunities;

•	enhancing the full potential of core businesses through development of a strategic plan; and

•	exploration of options to refinance Royal.
          After adoption of the framework of the Management Improvement Plan, the Board met periodically to review actions recommended by management within the foregoing framework, and make timely decisions related thereto. A detailed Management Improvement Plan, inclusive of implementation plans and financial details, was approved by the Board of Directors in September 2005. The Board believes that, since the adoption of this Management Improvement Plan, significant progress has been made in respect of the implementation thereof and, although this progress has not yet translated into stronger financial results or an increase in the trading price of the Common Shares, the Board believes that this progress has laid the foundation for a strengthening of the business over the medium and long term. Additional disclosure regarding the elements of the Management Improvement Plan, including details of the progress in respect of the implementation thereof, is summarized below.
          Portfolio Restructuring: During 2006, Royal has already completed divestitures for proceeds of $135.7 million. Royal contemplates completion of additional divestitures in the remainder of the year, with total proceeds for 2006 expected to be $260 to $300 million. An important element of the Management Improvement Plan is that divestitures, both completed and anticipated, are not expected to have any adverse impact on Royal’s earnings before interest, tax, depreciation and amortization.
           Cost and Margin Improvement Initiatives: The Management Improvement Plan contemplates an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next 18 months. Successful achievement of these goals would help to enable a cumulative 40% reduction in the manufacturing and warehousing footprint, as well as significant cost reductions. The goals would be accomplished by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools and advancements in extrusion line technology. Labour adjustments would be absorbed primarily through transfers, normal turnover and reductions in both temporary labour and overtime. Several higher-speed lines have already been deployed throughout Royal, and provide strong evidence that significant efficiency improvements are possible. More than 200 production lines are currently being enhanced, which would enable 25% of Royal extrusion lines to be converted to higher speeds by year-end. Labour and other manufacturing expenses accounted for approximately 25% of sales during the nine months ended September 30, 2005. Greater extrusion efficiency would enable manufacturing operation consolidation, with phase one of Royal consolidation activity involving four plants totalling 550,000 square feet. Royal has reduced its fixed costs per annum by $5 million as a result of the first phase of its consolidation initiative. The Management Improvement Plan contemplates the sale of another 1.5 million square feet of redundant manufacturing space by year-end, in a second wave of consolidation activity. The operations currently occupying the space that would be divested would be relocated into other plants within Royal. The anticipated proceeds from these real estate divestitures are included in the estimates of proceeds from asset sales noted above. If the second wave of consolidation were completed, Royal would have reduced its overall footprint by 40%, inclusive of space that would be liberated through divestitures. Royal estimates that fixed costs would be reduced by a further $25 million per annum as a result of the second wave of consolidation.
          Royal has consolidated spending for key materials and services to capture the purchasing leverage of the entire corporation. Several negotiations with suppliers are now complete, with savings realized through purchasing consolidation in the range of 5% to 15% with these particular suppliers. Royal purchases approximately $1.1 billion of materials and services on an annual basis. In addition, a series of raw material supply chain analyses has been completed in pursuit of better understanding of suppliers’ economics, which Royal believes will ultimately lead to improved raw material economics. Royal procurement organization has been significantly enhanced to ensure that it is accessing leading suppliers around the globe.
          Full Potential Strategic Plans: In each of Royal’s seven core businesses, management addressed three to six key strategic questions through a fact-based approach. Common to all seven businesses are strategies to capitalize on rapidly growing markets for building products that look and feel like wood, but deliver low-maintenance solutions. In the markets that Royal’s core businesses serve, there is over $12 billion of wood consumed, representing an opportunity for growth as home owners opt for wood-alternative solutions.
          Royal has completed detailed profitability analyses for two core divisions. Actions are now being taken to enhance product mix and profitability within those divisions. Similar analyses will be undertaken in each of the other core divisions during 2006.
          The Management Improvement Plan contemplates that Royal would continue to evaluate strategic options for each of its core businesses, with the intent of realizing these businesses’ strategic full potential through better use of Royal’s extensive manufacturing footprint in North America. While the Management Improvement Plan contemplates that Royal would remain committed to each of its core businesses, there would still be opportunity to enhance the organizational structure employed to pursue them. For example, Royal’s 340,000 square foot custom profile manufacturing facility located in Reno, Nevada is now being utilized to produce fence, deck and rail, and would be utilized in the future to produce cellular trim products for the Western markets. In addition, Royal’s cellular trim facility located in Bristol, Tennessee would be utilized to produce vinyl window profiles for the Southeastern marketplace.

          The Management Improvement Plan also contemplates an assessment by Royal of strategic options for its 260,000 square foot manufacturing facility located in Shanghai, China. This facility has historically produced components of the Royal Building System and vinyl window profiles for the Chinese market. The Management Improvement Plan contemplates Royal increasingly utilizing this facility to produce certain price-sensitive, “opening price point” products, to facilitate greater penetration of market segments in North America that complement its core product offerings. In fact, commercial production of some products in China destined for North American markets has commenced. Royal’s decision to leverage its production facility in China recognizes that PVC (vinyl) resin is currently available in China at discounted prices to those available in North America.
          Royal also recently entered into a letter of intent to acquire Tech-Wood USA, LLC. (“Tech-Wood”), a start-up company using proven technology from Europe. Royal is pursuing North American marketing rights and contemplates a potential investment of up to $35 million over the next 18 to 24 months. Tech-Wood has leading technology in the area of wood/plastic composite materials and extrusion, which could enable Royal to better access the rapidly-growing wood alternative segments of the building products markets. This investment is consistent with Royal’s current strategic focus on development and commercialization of composite technology, whereby Royal will develop and commercialize products that look and feel like wood, but not require the maintenance of traditional wood building materials. In support of this strategic objective, in 2005 Royal began to assemble a raw materials development centre utilizing an existing building in its Woodbridge, Ontario industrial campus. Once completed, this site will play a key role in further refining composite technologies and deploying these technologies across Royal’s core divisions.
          Refinancing: In December 2005, Royal successfully extended its operating line of credit through 2006 with its banking syndicate. Royal anticipates that, if pursued, the aforementioned divestitures would help it to significantly reduce the level of net debt to total capitalization.
          Conclusion: In making its decision that the Arrangement was fair to Shareholders and in the best interests of Royal, the Board carefully assessed the benefits of the Arrangement as compared to pursuing the Management Improvement Plan. In this assessment, the Board made the following conclusions:
•	if the assumptions underlying the Management Improvement Plan prove to be correct and the plan is successfully implemented, it could potentially lead to long-term value for Shareholders that could exceed the amount being offered to Shareholders pursuant to the Arrangement;

•	there is risk and uncertainty associated with the Management Improvement Plan and there can be no assurance that it will be successfully implemented;

•	even if the Management Improvement Plan were successfully implemented, it could take a period of time before the initiatives in the plan translate into significantly stronger financial results and it is uncertain if, when and to what degree the price of the Common Shares would reflect this success;

•	aside from the uncertainties associated with the Management Improvement Plan, Royal faces other risks and uncertainties, including those associated with the economic cycle generally, the outlook for the sectors of the economy in which Royal competes and participates, and the ongoing regulatory investigations and litigation proceedings that Royal is confronting; and

•	in contrast to the Management Improvement Plan, which is subject to numerous assumptions and risks, the Arrangement offers Shareholders the current opportunity to receive cash consideration of $13.00 per Common Share, being approximately 43.5% over the closing trading price of the Common Shares on the TSX on June 8, 2006, the last trading day on the TSX prior to the announcement of the Arrangement.
          After carefully considering all of the foregoing, each of the Special Committee and the Board unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Royal.

Fairness Opinion of BMO Nesbitt Burns
          BMO Nesbitt Burns was retained by the Special Committee pursuant to a letter agreement dated as of June 22, 2005, as amended on February 20, 2006, to act as an independent financial advisor to the Special Committee and to deliver an opinion as to the fairness to Shareholders (other than the Purchaser and its Affiliates), from a financial point of view, of the consideration being offered under the Arrangement.
          At the meeting of the Special Committee on June 8, 2006, BMO Nesbitt Burns delivered its oral opinion to the Special Committee to the effect that, as of the date of its opinion, and based on and subject to the assumptions made, information reviewed, matters considered and limits and other limitations set forth therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Shareholders.
          The full text of the Fairness Opinion describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, and is attached as Appendix C to this Circular and is incorporated by reference in its entirety into this Circular. Shareholders are encouraged to read the opinion carefully in its entirety. BMO Nesbitt Burns delivered its opinion to the Board and the Special Committee for the benefit and use of the Board and the Special Committee in connection with and for purposes of its evaluation of the consideration to be received by the Shareholders in the Arrangement. The Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the Arrangement.
          BMO Nesbitt Burns has acted as an independent financial advisor to the Special Committee in connection with the proposed transaction set forth in the Arrangement Agreement and will receive a fee for its services, regardless of whether the Arrangement is successfully completed. In addition, Royal has agreed to reimburse BMO Nesbitt Burns for all reasonable expenses and has agreed to indemnify BMO Nesbitt Burns for certain liabilities that may arise out of its engagement as financial advisor, including the rendering of the Fairness Opinion.
Required Shareholder Approval
          At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least 66-2/3% of the votes cast by holders of outstanding Common Shares entitled to vote and present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed by the requisite
66-2/3% majority in order for Royal to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, Royal reserves the right in certain circumstances not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement such as circumstances in which conditions to completion of the Arrangement in favour of Royal have not been satisfied or waived or in which the Arrangement Agreement has been terminated in accordance with its terms. See “Other Terms of the Arrangement Agreement — Termination”.
Arrangement Mechanics
          The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix D to this Circular. Upon the Arrangement becoming effective, the following transactions will occur and will be deemed to occur in the order set out in the Plan of Arrangement:
•	the Purchaser (or one of its Affiliates) will provide (i) one or more loans to Royal in the aggregate amount equal to the aggregate of all amounts owing under the Specified Third Party Debt; (ii) a loan to Royal equal to the aggregate amount payable by Royal to Optionholders pursuant to the Plan of Arrangement; and (iii) a loan to Royal equal to the aggregate amount payable by Royal to holders of RSUs pursuant to the Plan of Arrangement. All such loans will be evidenced by demand promissory notes issued by Royal to the Purchaser (or the applicable Affiliate of the Purchaser);
•	Royal will repay in full all amounts owing under the Specified Third Party Debt;
•	each Common Share outstanding at the Effective Time and held by a Shareholder, other than a Common Share held by a Dissenting Shareholder, will be transferred to the Purchaser in exchange for $13.00 per

Common Share. The names of the holders of the Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Common Shares and the Purchaser shall be recorded as the registered holder of the Common Shares so acquired and shall be deemed the legal and beneficial owner thereof;
•	each Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, by which $13.00 exceeds the exercise price payable under such Option, less applicable withholdings;

•	each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $13.00 per RSU, less any applicable withholdings; and

•	the Long-Term Incentive Plan and the Senior Management Incentive Plan will be terminated.
          Letter of Transmittal
          If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. In order to receive the payment for your Common Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the SEDAR website at www.sedar.com.
          The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.
          Where a certificate for Common Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A replacement certificate will be issued upon the Registered Shareholder satisfying the requirements of the Transfer Agent and Royal relating to replacement Common Shares certificate(s).
          If, like most Shareholders, you are not a Registered Shareholder but hold your Common Shares through an Intermediary such as a securities dealer or broker, bank or trust company, you will receive separate instructions on how to receive payment for your Common Shares. In that case, you should carefully follow the instructions set out in any communications provided by such Intermediary.
          Optionholders and holders of RSUs need not complete any documentation to receive the cash consideration for the securities held by them (other than Common Shares).
          Delivery of Consideration
          It is contemplated that as part of the completion of the Arrangement, at or before the Effective Time, the Purchaser will deliver payment for the Common Shares to the Depositary to be held in escrow for the benefit of Shareholders and Royal will deposit with the Depositary an amount of cash equal to the cash each holder of an Option and/or RSU is entitled to receive, if any, under the Arrangement (which payment will consist of the funds loaned to Royal by the Purchaser (or one of its Affiliates) described below under “Sources of Funds for the Arrangement — Loans from the Purchaser”).
          Upon surrender to the Depositary for cancellation of certificate(s) which immediately prior to the Effective Time represented one or more Common Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate so surrendered shall forthwith be cancelled. Until surrendered, each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective

Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate, less any amounts withheld pursuant to the Plan of Arrangement.
     On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Royal to each Optionholder and/or holder of RSUs, as the case may be, as reflected on Royal’s books and records a cheque representing the payment to which such holder is entitled in accordance with the Plan of Arrangement (net of any applicable withholdings).
     Any payment made by way of cheque by the Depositary on behalf of the Purchaser or Royal that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder, Optionholder or holder of RSUs to receive the consideration for Common Shares, Options or RSUs, as the case may be, pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Royal or the Purchaser, as applicable.
     Royal, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder, an Optionholder or a holder of RSUs, as the case may be, such amounts as Royal, the Purchaser or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws and all such withheld amounts will be remitted to the appropriate governmental authority in the prescribed manner and within the prescribed time.
     The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Royal against certain liabilities under applicable securities laws and expenses in connection therewith.
Interests of Senior Management and Others in the Arrangement
     In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Royal’s senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described above in “—Reasons for the Arrangement”.
     The executive officers and directors of Royal beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 35,611 Common Shares (excluding the Common Shares issuable upon the exercise of Options), representing approximately 0.04% of the Common Shares outstanding as of the close of business on July 5, 2006. All of the Common Shares held by the executive officers and directors of Royal will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder.
     The executive officers and directors of Royal beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 459,250 Options, representing approximately 20.3% of the Options outstanding as of the close of business on July 5, 2006. All of the Options held by the executive officers and directors of Royal will be treated in the same manner under the Arrangement as Options held by every other holder of Options. The aggregate consideration payable to the executive officers and directors of Royal under the Arrangement in respect of their Options is $285,100 (less applicable withholdings), assuming none of them exercises any Options prior to the Effective Date.
     The executive officers and directors of Royal beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 600,000 RSUs, representing approximately 54.3% of the RSUs outstanding as of the close of business on July 5, 2006. All of the RSUs held by the executive officers and directors of Royal will be treated in the same manner under the Arrangement as RSUs held by every other holder of RSUs. The aggregate consideration payable to the executive officers and directors of Royal under the Arrangement in respect of their RSUs is $7.8 million (less applicable withholdings), assuming none of them exercises any RSUs prior to the Effective Date.
     The directors of Royal beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 97,988 notional deferred stock units (each, a “DSU”). DSUs are allocated to directors of Royal in lieu of cash compensation for their services as directors. Upon ceasing to be a director of Royal for any reason, all DSUs allocated to a director will be redeemed by the payment to the director of an amount in cash equal to the number of such DSUs multiplied by the market price of the Common Shares on the TSX at the time of redemption. It is anticipated that an aggregate of approximately $1.27 million will be payable to directors of Royal upon such directors ceasing to be members of the Board of Directors in connection with the closing of the Arrangement.
     Under the terms of Royal’s 2006 Cash Balance Long Term Incentive Plan, certain amounts are payable to executive officers, including the Chief Executive Officer, of Royal. In connection with the closing of the Arrangement, the payment of certain of these amounts will be accelerated, such that an aggregate of approximately $2.49 million will be payable to the executive officers of Royal.
     The members of the Special Committee, other than the Chairman, have each been paid a monthly retainer of $4,000 since the formation of the Special Committee in May, 2005, while the Chairman has been paid a monthly retainer of $8,000. Total fees paid to each member of the Special Committee to date since its inception is $52,000, other than the Chairman who has received a total of $104,000.
     Certain executive officers have written employment agreements with Royal that require Royal to pay termination payments to such officers in the event of termination of employment following a change of control of Royal.
     Royal has entered into an employment agreement with Lawrence Blanford, Royal’s President and Chief Executive Officer, dated May 24, 2005, pursuant to which in the event that Mr. Blanford’s employment with Royal is terminated after a change of control, Mr. Blanford will be entitled to an amount equal to twice his annual base salary and twice the annual bonus incentive target for the fiscal year in which his employment is terminated.
     Royal has also entered into an employment agreement with James Lawn, Royal’s Chief Financial Officer, dated July 25, 2005, pursuant to which in the event that Mr. Lawn’s employment with Royal is terminated after a change of control, Mr. Lawn will be entitled to receive an amount equal to his annual base salary and the annual bonus incentive target for the fiscal year in which his employment is terminated.
     Royal has also entered into an employment agreement with Angelo Bitondo, President of the Customs Profiles Division, dated August 10, 2005, pursuant to which in the event that Mr. Bitondo’s employment with Royal is terminated after a change of control, Mr. Bitondo will be entitled to receive an amount equal to his annual base salary and the annual bonus incentive target for the fiscal year in which his employment is terminated.
     The officers of Royal are generally entitled to benefits, rights and payments under Royal’s various incentive plans. These benefits arise as normal incidents of employment for the officers of Royal and are not materially altered by the completion of the Arrangement.
     Further information with respect to the compensation and the financial holdings and interests of the Royal’s executive officers is contained in Royal’s Management Information Circular dated May 23, 2006 with respect to the annual meeting of Shareholders to be held on August 4, 2006 immediately prior to the Meeting, which is incorporated by reference into this Circular. See “Additional Information” below.
     Indemnification and Insurance
     Royal will purchase six-year “trailing” (or “run-off”) directors’ and officers’ liability insurance comparable to the protection provided by the policies maintained by Royal and the Royal Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date. Royal has agreed to use commercially reasonable efforts to provide such insurance coverage at the lowest cost possible and in no event shall Royal expend an amount in excess of $3,500,000 for such insurance coverage, and if the cost of such coverage exceeds such amount, Royal has agreed to use commercially reasonable efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.
     The Purchaser has also agreed that all rights to indemnification or exculpation existing in favour of the directors or officers of Royal or any Royal Subsidiary as at the date of the Arrangement Agreement shall survive the transactions contemplated by the Arrangement Agreement and shall continue in full force and effect in accordance with their terms (including any terms requiring an undertaking of the indemnified person to repay amounts advanced upon a finding that the indemnified person has not met the required standard of conduct). The Purchaser shall guarantee the performance of all such obligations. Royal has agreed to provide to each current director of Royal, concurrently with his or her resignation, a full and final release discharging such director from all claims and potential claims arising out of or in any way related to such individual acting as a director and/or officer of Royal.
Intentions of Royal Directors and Executive Officers
     Directors and executive officers of Royal who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 35,611 Common Shares as at July 5, 2006, representing approximately 0.04%% of the outstanding Common Shares, have indicated that they intend to vote FOR the Arrangement Resolution.
Sources of Funds for the Arrangement
     Assuming no Shareholders exercise their Dissent Rights and no Options or RSUs are exercised between July 7, 2006 and the Effective Time, under the terms of the Arrangement Agreement:
•	approximately $1.2 billion will be required to fund the Purchaser’s acquisition of all of the outstanding Common Shares; and

•	approximately $14.65 million will be required to fund Royal’s payments to Optionholders and holders of RSUs under the Arrangement Agreement.
In addition, the Purchaser may choose to cause Royal to repay Specified Third Party Debt on the Effective Date.
     Debt Financing
     Georgia Gulf has obtained the Commitment Letter dated June 9, 2006 from Merrill Lynch Capital Corporation, Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc. to provide Georgia Gulf with debt financing for the Arrangement and to refinance certain existing Georgia Gulf debt in connection therewith. These commitments are subject to conditions that Royal believes are customary for commercial lending transactions of this kind, including conditions relating to Georgia Gulf’s pro forma financial statements (after giving effect to the Arrangement and related transactions) as at and over certain periods of time (including the most recent fiscal quarter ended at least 30 days before the Effective Date) not being different in a materially adverse manner as compared to the pro forma financial statements made available to Georgia Gulf’s lenders prior to the execution of the Commitment Letter. These commitments will expire on November 30, 2006 if the Arrangement has not been completed by that date.
     Loans from the Purchaser
     Pursuant to the Arrangement Agreement, at the closing of the Arrangement, the Purchaser (or one of its Affiliates) will lend an aggregate amount of approximately $14.65 million to Royal as follows:
•	$285,100 for payment to Optionholders pursuant to the Plan of Arrangement; and

•	approximately $14.37 million for payment to holders of RSUs pursuant to the Plan of Arrangement.
In addition, if the Purchaser chooses to cause Royal to repay any Specified Third Party Debt, it (or one of its Affiliates) will lend Royal the amount necessary to repay such debt.
OTHER TERMS OF THE ARRANGEMENT AGREEMENT
     The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular.

Conditions Precedent to the Arrangement
     Mutual Conditions Precedent
     The Arrangement Agreement provides that the respective obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of the Purchaser and Royal: (a) the Arrangement Resolution shall have been approved by 66 2/3% of the votes cast by Shareholders present in person or by proxy at the Meeting; (b) the Arrangement shall have been approved at the Meeting in accordance with any additional conditions which may be imposed by the Interim Order; (c) the Interim Order and the Final Order shall each have been obtained in form and substance reasonably satisfactory to each of the Purchaser and Royal and shall not have been set aside or modified in a manner that is unacceptable to such parties, acting reasonably, on appeal or otherwise; (d) the Articles of Arrangement shall be in content consistent with the Arrangement Agreement and in form satisfactory to the Purchaser and Royal acting reasonably; (e) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; (f) (i) the Regulatory Approvals shall have been obtained, (ii) any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Arrangement shall have been obtained or shall have expired or been terminated, as applicable, and (iii) the approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made, except, in the case of clause (iii), where the failure to so obtain or make would not have a Material Adverse Effect on Royal or the Purchaser; and (g) the Arrangement Agreement shall not have been terminated in accordance with its terms.
     Additional Conditions Precedent to the Obligations of Purchaser
     The Arrangement Agreement provides that the obligations of the Purchaser to complete the transactions contemplated by the Arrangement Agreement are also subject to the satisfaction, on or before the Effective Time, of certain additional conditions precedent (each of which is for the Purchaser’s exclusive benefit and may be waived by the Purchaser) including: (a) each agreement and covenant of Royal under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Royal in all material respects; (b) (i) the representations and warranties of Royal set forth in the Arrangement Agreement that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date of the Arrangement Agreement and as of the Effective Time; and (ii) the representations and warranties of Royal not so qualified shall be true and correct in all material respects, in each case on the date of the Arrangement Agreement and as of the Effective Time as if made on and as of such time (except, in each case, to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct or true and correct in all material respects, as applicable, to such extent as of such earlier date); (c) the Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Royal and the Royal Subsidiaries, to permit the consummation of the Arrangement; (d) there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, any Material Adverse Effect on Royal; (e) there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other person, or any adverse development in any proceeding that is pending against Royal or any Royal Subsidiary as of the date hereof: (i) that would reasonably be expected to prohibit or restrict the acquisition by the Purchaser of any Common Shares, that would reasonably be expected to restrain or prohibit the consummation of the Arrangement or seeking to obtain from Royal or the Purchaser any material damages directly or indirectly in connection with the Arrangement, (ii) that would reasonably be expected to prohibit or materially limit the ownership or operation by the Purchaser of Royal or any material portion of the business or assets of Royal or any of the Royal Subsidiaries or to compel the Purchaser to dispose of or hold separate any portion of the business or assets of Royal or any of the Royal Subsidiaries, (iii) that would reasonably be expected to impose limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Common Shares, including the right to vote the Common Shares to be acquired by it on all matters properly presented to the Shareholders, (iv) that would reasonably be expected to prohibit the Purchaser from effectively controlling in any material respect the business or operations of Royal or any of the Royal Subsidiaries or (v) which arises after the date of this Agreement and is reasonably likely to have a Material Adverse Effect on Royal or the Purchaser; (f) Shareholders shall not have exercised Dissent Rights or similar rights, or instituted proceedings to exercise Dissent Rights or similar rights, in connection with the Arrangement (other than holders of Common Shares representing, in the aggregate, not more than 10% of the outstanding Common Shares); (g) all consents and waivers from any Persons (other than

Governmental Entities) required under the terms of any of the Material Contracts with respect to the acquisition of control by the Purchaser, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to the Purchaser acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect on Royal; (h) other than the Regulatory Approvals, all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful or which would reasonably be expected to have a Material Adverse Effect on the Purchaser and/or Royal, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on the Purchaser and/or Royal; (i) the Board shall not have approved or recommended any Acquisition Proposal; (j) no person other than the Purchaser shall have entered into a definitive agreement or an agreement in principle with Royal with respect to an Acquisition Proposal; (k) all of the directors of Royal shall have resigned from Royal effective as of the Effective Time; (l) none of a Market MAC (as defined in the Arrangement Agreement), Royal’s breach of Section 7.7 of the Arrangement Agreement or any of its other material agreements and covenants contained in the Arrangement Agreement, or a material variance in Royal and the Royal Subsidiaries’ financial performance from that anticipated as of the date of the Arrangement Agreement, shall have resulted in the Purchaser failing to receive funds in the amount contemplated by the Commitment Letter pursuant to its terms; and (m) the Purchaser having been provided “payoff” letters from the providers of Royal Third Party Debt that is bank debt in form and content satisfactory to the Purchaser.
     Additional Conditions Precedent to the Obligations of Royal
     The obligations of Royal to complete the transactions contemplated by the Arrangement Agreement are also subject to the satisfaction, on or before the Effective Time, of certain additional conditions precedent (each of which is for the exclusive benefit of Royal and may be waived by Royal) including: (a) each agreement and covenant of the Purchaser under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects; (b) (i) the representations and warranties of the Purchaser that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date of the Arrangement Agreement and as of the Effective Time; and (ii) the representations and warranties of the Purchaser not so qualified shall be true and correct in all material respects, in each case on the date of the Arrangement Agreement and as of the Effective Time as if made on and as of such time; (c) the board of directors of the Purchaser shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by the Purchaser to permit the consummation of the Arrangement; and (d) the Purchaser shall have deposited the aggregate cash purchase price payable under the Arrangement for the Common Shares, Options and RSUs with the Depositary.
Representations and Warranties
     The Arrangement Agreement contains customary representations and warranties on the part of Royal relating to: board approval; organization and qualification; authority relative to the Arrangement Agreement; no violations caused by the Arrangement Agreement or the Arrangement; capitalization of Royal and the Royal Subsidiaries; reporting status and other securities law matters; reports with securities authorities; financial statements; absence of undisclosed liabilities; books, records and disclosure controls; litigation; restrictions on business activities; taxes; absence of certain changes and events; environmental matters; real property; employment agreements; compliance with laws; intellectual property assets; material contracts; benefit plans; insurance; relationships with related persons; customers and suppliers; no corrupt practices; and brokers.
     The Arrangement Agreement also contains representations and warranties of the Purchaser relating to certain customary matters relating to: authority relative to the Arrangement Agreement; no violations caused by the Arrangement Agreement or the Arrangement; financing for the Arrangement; and solvency.
Conduct of Royal’s Business
     In the Arrangement Agreement, Royal agreed that, until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms, the business of Royal and the Royal Subsidiaries shall be conducted only, and Royal and the Royal Subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice. Royal shall use all commercially reasonable efforts to maintain and preserve its and the Royal Subsidiaries’ business organization, assets and goodwill, rights, authorizations, franchises and other authorizations issued by Governmental Entities, and relationships with employees, customers, suppliers, distributors, licensors and others having significant business relationships with Royal and the Royal Subsidiaries. Royal also agreed not to undertake certain types of business activities unless the Purchaser otherwise consents in writing.
     Royal also agreed in the Arrangement Agreement to effect such reorganizations of its business, operations and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request and co-operate with the Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Royal or the Shareholders in any material respect. The Purchaser is obligated to provide written notice to Royal of any proposed Pre-Acquisition Reorganization at least five business days prior to the Effective Time. Upon receipt of such notice, the Purchaser and Royal shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If the Purchaser does not acquire all of the Common Shares, the Purchaser shall reimburse Royal for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.
Other Covenants of Royal Regarding the Performance of Obligations
     In addition, in the Arrangement Agreement Royal agreed, and agreed to cause the Royal Subsidiaries to, perform all obligations required or desirable to be performed by Royal or any Royal Subsidiary under the Arrangement Agreement, co-operate with the Purchaser in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Royal agreed to and where appropriate agreed to cause the Royal Subsidiaries to, (a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Royal or the Royal Subsidiaries; (b) defend all lawsuits or other legal, regulatory or other proceedings against Royal challenging or affecting the Arrangement Agreement or the consummation of the Arrangement; (c) use commercially reasonable efforts to obtain the requisite approvals of the Shareholders to the Arrangement including participating in joint presentations to the Shareholders; (d) advise the Purchaser as reasonably requested, and at least on a daily basis on each of the last seven business days prior to the Meeting, as to the aggregate tally of the proxies and votes received in respect of the Meeting and all matters to be considered at such Meeting; (e) carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Royal or the Royal Subsidiaries with respect to the transactions contemplated by the Arrangement Agreement; (f) provide the Purchaser with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Arrangement; (g) to the extent known to Royal, advise the Purchaser in writing of any transaction or event that could reasonably be expected to prevent the Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal at the Effective Time within three days of Royal or the Royal Subsidiary, as the case may be, becoming aware of any such transaction or event; and (h) cooperate with the Purchaser and take such actions as are reasonably requested by the Purchaser to cause such Royal Third Party Debt as is specified by the Purchaser to be repaid on the Effective Date.
Covenants of the Purchaser Regarding the Performance of Obligations
     In the Arrangement Agreement the Purchaser agreed, and agreed to cause its subsidiaries to, perform all obligations required or desirable to be performed by the Purchaser or any of its subsidiaries under the Arrangement Agreement, co-operate with Royal in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser agreed to and where appropriate agreed to cause its subsidiaries to (a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to the Purchaser or any of its subsidiaries which are required in order to consummate the Arrangement; (b) use all commercially reasonable efforts to assist Royal in obtaining all consents, waivers or approvals that Royal is required to obtain pursuant to the Arrangement Agreement; (c) defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting the Arrangement Agreement or the making or completion of the Arrangement; and (d) carry out the terms of the Interim Order and

Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Purchaser or its subsidiaries with respect to the Arrangement.
Covenants of Royal Regarding Non-Solicitation
          The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Royal has agreed that it will not, directly or indirectly, through any officer, director, employee, representative, lawyer, banker, financial advisor or other agent of Royal or any of the Royal Subsidiaries:
•	solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal;

•	participate in any discussions or negotiations regarding an Acquisition Proposal;

•	withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Purchaser, the approval of the Board of the Plan of Arrangement;

•	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

•	accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for payment of any break, termination or other fees or expenses to any person in the event Royal consummates the Arrangement;
provided that, subject to the provisions of Article 7 of the Arrangement Agreement, nothing contained in the Arrangement Agreement shall prevent the Board, at any time prior to approval of the Arrangement Resolution by the Shareholders, from considering, negotiating, entering into a confidentiality agreement and providing information pursuant to Section 7.1(4) of the Arrangement Agreement, accepting, approving, recommending to Shareholders or entering into an agreement, understanding or arrangement in respect of a bona fide, written Acquisition Proposal received after the date of the Arrangement Agreement that:
•	contemplates the acquisition, directly or indirectly, of all or substantially all of the outstanding Common Shares or all or substantially all of the assets of Royal and the Royal Subsidiaries;

•	did not result from a breach of the provisions of the Arrangement Agreement governing Royal’s non-solicitation obligations;

•	in respect of which the Board determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that (i) such Acquisition Proposal will, at the time of Royal’s entering into a definitive agreement in respect thereof, be financed (to at least the extent that the Arrangement is financed as set forth in the Commitment Letter), (ii) there is a substantial likelihood that the transactions contemplated by the Acquisition Proposal will be consummated in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (iii) such Acquisition Proposal is more favourable to the Shareholders, from a financial point of view, than the Arrangement (taking into account any changes in the financial terms of the Arrangement proposed by the Purchaser in response to such Acquisition Proposal or otherwise), such that acceptance of the Acquisition Proposal is necessary to fulfill the fiduciary duties of the Board to the Shareholders
(any such Acquisition Proposal being referred to in the Arrangement Agreement as a “Superior Proposal”).
          Royal was also required, as of the date of the Arrangement Agreement, to immediately terminate any existing discussions or negotiations with any parties (other than the Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Royal has agreed not to release any third party from any confidentiality agreement in connection with such third party’s consideration of a potential transaction with Royal and to enforce the provisions of such agreements.

          If Royal receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access to information regarding Royal, acting reasonably, provided however that Royal sends a copy of any such confidentiality agreement to the Purchaser immediately upon its execution and the Purchaser is immediately provided with a list and copies of all information provided to such person not previously provided to the Purchaser and is immediately provided with access to information similar to that which was provided to such person.
          Royal has agreed to promptly notify the Purchaser of, at first orally and then in writing, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, of which any of its directors or officers becomes aware, or any amendments to the foregoing, or any request for non-public information relating to Royal or any Royal Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Royal or any Royal Subsidiary by any person that informs Royal or such Royal Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Royal shall keep the Purchaser fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry and shall provide the Purchaser copies of all correspondence and other written material sent or provided to Royal by any person in connection with any Acquisition Proposal or inquiry or sent or provided by Royal to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.
          Royal has agreed to notify the Purchaser immediately upon the Board making a determination that an Acquisition Proposal is a Superior Proposal and may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if and only if: (i) it has provided the Purchaser with a copy of the documents related to the Acquisition Proposal that has been determined to be a Superior Proposal; (ii) not less than eight business days shall have elapsed from the date the Purchaser received written notice advising that the Board has made the determination that an Acquisition Proposal is a Superior Proposal; and (iii) Royal has previously or concurrently will have paid to the Purchaser the Termination Payment as described below under “—Termination Payment” and terminated the Arrangement Agreement.
          Royal has agreed that it shall ensure that its officers and directors and those of the Royal Subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the non-solicitation provisions of the Arrangement Agreement, and Royal shall be responsible for any breach of such provisions by any such Person or its advisors or representatives.
Right to Match
          During the eight business day period described above, Royal has agreed that the Purchaser shall have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement. The Board will review and negotiate in good faith any offer by the Purchaser to amend the terms of the Arrangement Agreement in good faith in order to determine whether the Purchaser’s offer as so revised would result in the Superior Proposal ceasing to be a Superior Proposal. If the Board so determines, it will enter into an amended agreement with the Purchaser.
Termination
          Royal and the Purchaser may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date, even after the Shareholders have approved the Arrangement Resolution at the Meeting. The Arrangement Agreement may also be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:
(a)	by the Purchaser or by Royal, if any Law makes the completion of the Arrangement illegal or otherwise prohibited;

(b)	by the Purchaser or by Royal, if the Arrangement Resolution shall have failed to receive the requisite approval of at least 66-2/3% of the votes cast at the Meeting or at any adjournment or postponement thereof;

(c)	by the Purchaser, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Royal set forth in the Arrangement Agreement or any such representation and warranty shall have become untrue after the date of the Agreement, such that the closing conditions in the Purchaser’s favour relating to the accuracy of Royal’s representations and warranties or the performance by Royal of its covenants would not be satisfied and such breach or failure to perform is incapable of being cured by the Outside Date;

(d)	by Royal, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser set forth in the Arrangement Agreement or any such representation and warranty shall have become untrue after the date of the Arrangement Agreement, such that the closing conditions in Royal’s favour relating to the accuracy of the Purchaser’s representations and warranties or the performance by Royal of its covenants would not be satisfied and such breach or failure to perform is incapable of being cured by the Outside Date;

(e)	by the Purchaser, if the Board shall have: (i) withdrawn, qualified or modified in a manner adverse to the Purchaser its recommendation of the Arrangement, (ii) approved, recommended, accepted or entered into an Acquisition Proposal or approved, recommended, accepted or entered into an agreement, undertaking or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement), (iii) failed to reaffirm its recommendation of the Arrangement by press release promptly after announcement of an Acquisition Proposal, or (iv) breached the non-solicitation provisions in the Arrangement Agreement;

(f)	by Royal, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement), subject to compliance with the non-solicitation and right to match provisions of the Arrangement Agreement and provided that no such termination shall be effective unless and until Royal shall have paid the Termination Payment to the Purchaser; or

(g)	by the Purchaser or by Royal, if the Effective Date shall not have occurred on or before the Outside Date; provided, that such right to terminate shall not be available to any party that has breached the Arrangement Agreement if the failure of the Effective Date to occur is the result of such breach.
Termination Payments
Royal must make a Termination Payment of $20 million to the Purchaser, if:

•	the Arrangement Agreement is terminated in the circumstances set out in paragraphs (e) or (f) under “— Termination” above;

•	a bona fide Acquisition Proposal shall have been made to the Shareholders and after such Acquisition Proposal shall have been made, the Arrangement Agreement is terminated in the circumstances set out in paragraphs (c) or (g) under “—Termination” above; or

•	the Arrangement Agreement is terminated in the circumstances set out in paragraph (b) under “— Termination” above, (A) prior to the date of the Meeting, an Acquisition Proposal is publicly announced or otherwise made; and (B) concurrently with such termination of the Arrangement Agreement, or within 12 months after such termination, Royal enters into an agreement with respect to, submits to the Shareholders, or consummates, such Acquisition Proposal or another Acquisition Proposal made or announced by the proponent of such Acquisition Proposal or an affiliate (as defined in the United States Securities Act of 1933) of such proponent.
    The Arrangement Agreement also provides that the Purchaser will pay Royal the $20 million Termination Payment should all conditions to closing be satisfied, but the Arrangement does not occur, and the Arrangement Agreement is terminated on or after the Outside Date because the Purchaser did not receive funds in the amount contemplated in the Commitment Letter. If these funds are not received due to the breach by Royal of its material agreements in the Arrangement Agreement, a material variance in Royal’s anticipated financial performance, or the occurrence of a Market MAC, the conditions to closing would not be satisfied and no Termination Payment would be payable by the Purchaser to Royal.
Guarantee by Georgia Gulf
     Pursuant to the Arrangement Agreement, Georgia Gulf, the parent of the Purchaser, has guaranteed the prompt payment and performance of all of the obligations of the Purchaser under and pursuant to the Arrangement Agreement.
PRINCIPAL LEGAL MATTERS
Court Approval of the Arrangement and Completion of the Arrangement
     An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Royal obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.
     Subject to approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on August 11, 2006 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario. Any Shareholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the Notice of Application for the Final Order and in the Interim Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix G to this Circular.
     Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.
Regulatory Matters
     The Arrangement is conditional upon the receipt of all approvals under the Competition Act (Canada), the HSR Act and the Investment Canada Act (Canada) (described below).
     Competition Act (Canada)
     The Competition Act (Canada) requires that parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act (Canada) prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day statutory waiting period from the time a complete notification is made).
     As an alternative to filing a notification, parties may request an advance ruling certificate, which if issued, exempts the proposed transaction from notification. Under section 113(c) of the Competition Act (Canada), the Commissioner may also waive the obligation to notify where substantially similar information was previously provided pursuant to a request for an advance ruling certificate.
     The Commissioner’s review of a proposed transaction may take longer than the statutory waiting period. Upon completion of the Commissioner’s review, the Commissioner may decide to (i) challenge the proposed transaction, if the Commissioner concludes that it is likely to substantially prevent or lessen competition, (ii) issue a “no action” letter stating that the Commissioner does not intend to challenge the proposed transaction at that time but retains the authority to do so for three years after completion of the proposed transaction, or (iii) issue an advance ruling certificate. Where an advance ruling certificate is issued and the proposed transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued.
     The Arrangement is subject to notification under the Competition Act (Canada). The Purchaser intends to file a request for an advance ruling certificate with the Commissioner as soon as is reasonably practicable.
     HSR Act
     Under the HSR Act, certain acquisition or merger transactions may not be consummated until a Pre-Merger Notification and Report Form is filed (an “HSR Filing”) with the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the United States Federal Trade Commission, (the “FTC”) and the applicable waiting period has expired or been terminated. The Purchaser and Royal intend to file a Notification and Report Form under the HSR Act with the Antitrust Division and the FTC as soon as is reasonably practicable.
     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Common Shares by the Purchaser pursuant to the Arrangement. At any time before or after the purchase by the Purchaser of Common Shares pursuant to the Arrangement, regardless of the fact the HSR waiting period expired without comment, either the FTC or the Antitrust Division can take such action under United States antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Arrangement or seeking the divestiture of Common Shares purchased by the Purchaser or the divestiture of substantial assets of Georgia Gulf, its subsidiaries or Royal. Private parties (including individual States) also may seek to take legal action under United States antitrust laws under certain circumstances.
     Based upon an examination of publicly available information and the results of its due diligence of the businesses in which Royal and its subsidiaries are engaged, Georgia Gulf believes that the Arrangement will not violate U.S. antitrust laws. Nevertheless, there can be no assurance that a challenge to the Arrangement will not be made or, if such a challenge is made, that the outcome will be favourable to Royal or Georgia Gulf.
     Investment Canada Act (Canada)
     Under the Investment Canada Act (Canada), certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act (Canada) is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers that are responsible for reviewing transactions. Where a transaction is subject to the review requirement (a “Reviewable Transaction”), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.
     The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada’s ability to compete in world markets.
     The Investment Canada Act (Canada) contemplates a review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (and thereafter for such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act (Canada), as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, the Reviewable Transaction may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval).
     The Arrangement is subject to review under the Investment Canada Act (Canada). On June 28, 2006 the Purchaser filed an application for review under the Investment Canada Act (Canada) seeking the approval of the Minister of Industry for the acquisition of control of Royal. The Purchaser cannot acquire Royal unless it has first received the approval of the Minister of Industry for the acquisition of control of Royal. If no notice is sent to the applicant by the Minister of Industry within the 45 day period or the extended period, as the case may be, the Arrangement is deemed to be approved by the Minister of Industry.
Stock Exchange De-Listing and Reporting Issuer Status
     The Common Shares are expected to be de-listed from the TSX and NYSE following the Effective Date. Royal will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent). In addition, the registration of Common Shares under the Securities Exchange Act of 1934, as amended, will be terminated. As a result, Royal will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.
DISSENTING SHAREHOLDERS’ RIGHTS
     Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order (“Dissent Rights”). Under the CBCA, if Registered Shareholders exercise Dissent Rights, Royal would be required to pay the fair value of the Common Shares to the Dissenting Shareholders, whereas under the Plan of Arrangement such payment will be made by the Purchaser. All other dissent procedures will be substantially the same as those contained in the CBCA. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the $13.00 payable pursuant to the terms of the Arrangement.
     Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Common Shares that are registered in that Shareholder’s name.
     In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

     A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Royal (a) at 1 Royal Gate Boulevard, Woodbridge, Ontario, L4L 8Z7 (Attention: Corporate Secretary) or (b) by facsimile transmission to (416) 264-0702 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on August 3, 2006 (or 5:00 p.m. (Toronto time) on the day which is one business day immediately preceding any adjourned or postponed Meeting). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.
     The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes FOR the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted FOR the Arrangement Resolution, being the Common Shares. The CBCA does not provide, and Royal will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights. See “Information Concerning the Meeting and Voting”.
     Royal (or its successor) is required, within ten (10) days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.
     A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Royal c/o the Transfer Agent a written notice (a “Demand for Payment”) containing its name and address, the number of Common Shares in respect of which he or she dissents (the “Dissenting Common Shares”), and a demand for payment of the fair value of such Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Royal or the Transfer Agent certificates representing Common Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Common Shares has no right to make a claim under section 190 of the CBCA.
     Under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws its Dissent Notice before the Purchaser makes an Offer to Pay, or (ii) the Purchaser fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Royal or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.
     Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Common Shares shall be deemed to have transferred such Dissenting Common Shares to the Purchaser at the Effective Time.
     Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

     The Purchaser is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received by Royal from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares in an amount considered by the directors of the Purchaser to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The Purchaser must pay for the Dissenting Common Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.
     If the Purchaser fails to make an Offer to Pay for a Dissenting Shareholder’s Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Purchaser may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If the Purchaser fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.
     If the Purchaser or a Dissenting Shareholder makes an application to court, the Purchaser will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Purchaser in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
     Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Common Shares.
     The foregoing is only a summary of the dissenting holder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix H to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.
     For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Tax Considerations for Shareholders”.
INFORMATION CONCERNING ROYAL
     The following information about Royal is a general summary only and is not intended to be comprehensive.
     Royal was incorporated under the CBCA on November 25, 1994 by the amalgamation of Steelwood Acquisition Inc. and Royal Plastics Group Limited, each of which was incorporated under the CBCA on September 26, 1994. Royal’s corporate name was changed to Royal Group Technologies Limited on February 14, 1997. Royal’s registered and head office is located at 1 Royal Gate Boulevard, Woodbridge, Ontario, L4L 8Z7, telephone: (905) 264-0701, facsimile: (905) 264-0702, email: info@royalgrouptech.com. Royal is a vertically integrated manufacturer of technologically advanced polymer-based home improvement consumer and construction products sold primarily in North America and increasingly in international locations.
     Additional information about Royal can be found on SEDAR at www.sedar.com.

Principal Shareholders
     To the knowledge of the directors and officers of Royal, the only persons who beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares are set out in the table below:

		Number of		% of all voting
Name	Type of Shares	Shares(1)	% of Class	Rights
Vic De Zen	Common Shares	10,060,479	10.77	10.77
Brandes Investment Partners, L.P.	Common Shares	9,970,670	10.67	10.67

(1)	Not including Common Shares issuable upon exercise of outstanding Options.
Indebtedness of Directors and Officers
     As of July 5 , 2006, no director or officer of Royal, and no former director or officer of Royal, was indebted to Royal or the Royal Subsidiaries.
Auditors
     KPMG LLP is the auditor of Royal.
Capitalization
     The authorized share capital of Royal consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. As at July 5, 2006, Royal has issued and outstanding 93,444,502 Common Shares, each of which entitles the holder thereof to one vote at meetings of Shareholders subject to the prior rights of any outstanding preferred shares. There are presently no preferred shares issued and outstanding. In addition, as at July 5, 2006, there are outstanding Options to purchase 2,260,828 Common Shares and RSUs to purchase 1,105,000 Common Shares.
INFORMATION CONCERNING GEORGIA GULF AND THE PURCHASER
     The following information about Georgia Gulf and the Purchaser is a general summary only and is not intended to be comprehensive.
     Georgia Gulf was incorporated under the Delaware General Corporation Act in December 1984. Georgia Gulf’s principal executive offices are located at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346 and its telephone number at that location is (770) 395-4500. Georgia Gulf is a major manufacturer and marketer of two integrated product lines, chlorovinyls and aromatics. The company’s chlorovinyls products include chlorine, caustic soda, vinyl chloride monomer and vinyl resins and compounds. Georgia Gulf’s primary aromatic products include cumene, phenol and acetone.
     Additional information about Georgia Gulf can be found on the Internet website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.
     The Purchaser, which was newly organized under the CBCA solely to facilitate Georgia Gulf’s acquisition of all of the outstanding Common Shares, is a wholly owned subsidiary of Georgia Gulf.

ROYAL MARKET PRICE AND TRADING VOLUME DATA
     The Common Shares are listed and posted for trading on both the TSX and the NYSE under the symbol “RYG”. The following table summarizes the market prices and volumes of trading of the Common Shares on the TSX for the previous 12 months:

Period	High	Low	Volume
	Cdn.$	Cdn.$
2005

July	13.67	12.00	4,667,653

August	12.35	10.76	1,791,262

September	13.11	11.01	1,965,936

October	12.25	9.71	1,831,109

November	11.43	9.91	4,165,163

December	11.58	9.71	1,845,441

2006

January	10.85	9.75	3,062,423

February	11.39	10.05	1,758,182

March	11.30	9.98	1,073,421

April	10.83	9.51	906,018

May	10.22	9.00	2,110,856

June	12.80	8.15	26,756,873

July 1 – July 6	12.63	12.45	1,125,300
     The following table summarizes the market prices and volumes of trading of the Common Shares on the NYSE for the previous 12 months:

Period	High	Low	Period
	U.S.$	U.S.$
2005

July	11.21	9.86	974,600

August	10.29	9.49	1,301,700

September	11.07	9.48	486,400

October	10.10	8.49	299,300

November	9.60	8.50	426,100

December	9.94	8.31	510,800

Period	High	Low	Volume
2006

January	9.30	8.40	300,800

February	9.90	8.95	473,600

March	9.79	8.62	443,100

April	9.22	8.42	280,700

May	9.15	8.15	424,200

June	11.56	7.76	3,302,000

July 1 — July 6	11.36	11.24	82,900
     The $13.00 per Common Share payable pursuant to the Arrangement represents a premium of approximately 43.5% over the closing trading price of the Common Shares of $9.06 on the TSX and approximately 44.6% over the closing trading price of the Common Shares of U.S.$8.00 on the NYSE on June 8, 2006, the last trading day on the TSX and the NYSE prior to the announcement of the Arrangement.
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS
Certain Canadian Federal Income Tax Considerations
     In the opinion of Goodmans LLP, Canadian counsel to Royal in respect of the Arrangement, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Common Shares as capital property, deals at arm’s length with Royal, Georgia Gulf and the Purchaser, and is not affiliated with Royal, Georgia Gulf or the Purchaser. Generally, Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.
     This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Common Shares will be listed on the TSX at the Effective Time.
     This summary is not applicable to a Shareholder (i) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a “financial institution” (as defined in the Tax Act), or (ii) who acquired its Common Shares upon the exercise of an Option. This summary does not address the consequences of the Arrangement to Optionholders or holders of RSUs. Each Optionholder or holder of RSUs is urged to consult its tax advisors concerning the tax consequences of the Arrangement for them.
     This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislation, governmental or judicial decision or action, or any changes in the administrative practices of CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.
     Currency Translation
     All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.
     Shareholders Resident in Canada
     The following portion of this summary is generally applicable to a Shareholder who is a Resident Shareholder.
     Disposition of Common Shares
     A Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Shareholder.
     Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.
     The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Shareholders to whom these rules may apply should consult their own tax advisors.
     A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.
     Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to alternative minimum tax provisions.

     Dissenting Shareholders
     A Resident Shareholder who exercises Dissent Rights (a “Resident Dissenting Shareholder”) will be deemed to have transferred such holder’s Common Shares to the Purchaser and will be entitled to a payment by the Purchaser of the fair value of such Common Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Dissenting Shareholder in respect of the fair value of such holder’s Common Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Dissenting Shareholder of such Common Shares. See “Disposition of Common Shares” above. Interest awarded by a court to a Resident Dissenting Shareholder will be included in the shareholder’s income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.
     Shareholders Not Resident in Canada
     The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Non-Resident Shareholders should consult their own tax advisors.
     Disposition of Common Shares
     A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.
     Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Effective Time provided that (a) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Royal at any time during the sixty (60) month period that ends at the Effective Time. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.
     In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading “Shareholders Resident in Canada—Disposition of Common Shares” will generally apply. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.
     Dissenting Shareholders
     A Non-Resident Shareholder who exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) will be deemed to have transferred such holder’s Common Shares to the Purchaser and will be entitled to a payment by Purchaser of the fair value of such Common Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See “Disposition of Common Shares” above.
     The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.
Certain United States Federal Income Tax Considerations
     The following summary describes certain material U.S. federal income tax consequences of the Arrangement to Shareholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, proposed regulations, Internal Revenue Service rulings and pronouncements and judicial decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Royal has not sought and will not seek any rulings from the Internal Revenue Service with respect to the consequences discussed below. The discussion below is not binding on the Internal Revenue Service or the courts. The discussion applies only to Shareholders who hold shares as capital assets within the meaning of the Code. This discussion does not apply to certain types of Shareholders (such as insurance companies, tax-exempt organizations, financial institutions, persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, traders, broker-dealers, persons who hold or have held Common Shares as part of a straddle or a hedging, integrated constructive sale or conversion transaction for tax purposes, pass-through entities and investors in such entities, mutual and common trust funds, regulated investment companies, real estate investment trusts, persons that actually or constructively hold (or have ever held) 10% or more of the total voting power of all outstanding Royal voting stock, or holders who acquired their Common Shares upon the conversion or exchange of other stock or securities) who may be subject to special rules. This discussion does not address any aspect of state, local or foreign or other tax Laws, or estate or gift tax considerations, or the alternative minimum tax.
     For purposes of this discussion, a “U.S. holder” is (a) a citizen or individual resident of the United States, (b) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the Laws of the United States or any state or the District of Columbia, (c) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or (d) an estate that is subject to U.S. federal income tax on its income regardless of its source. A “non-U.S. holder” is a beneficial owner of Common Shares that is not a U.S. holder.
     If a partnership holds Common Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is a beneficial owner of Common Shares should consult its own tax advisor.
     THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION PURPOSES ONLY AND ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, SHAREHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.
     TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     Federal Income Tax Considerations for U.S. Holders of Common Shares
     The receipt of cash by a U.S. holder for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in the shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash pursuant to the Arrangement. Provided that Royal is not a passive foreign investment company (as described below), if the holding period in Common Shares surrendered pursuant to the Arrangement is greater than one year as of the closing date of the Arrangement, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss is subject to limitations under the Code.
     Passive Foreign Investment Company
     The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, of shares of stock of, a “passive foreign investment company” (“PFIC”). A foreign corporation is treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%. If Royal were to be classified as a PFIC for the taxable year that includes the closing of the Arrangement or any other prior taxable year included in a U.S. holder’s holding period for the Common Shares, the U.S. holder would generally be required to treat any gain recognized on the surrender of Common Shares for cash pursuant to the Arrangement as ordinary income and pay an interest charge on the value of the deferral of their U.S. federal income tax attributable to such gain, subject to certain mitigation rules. Royal believes that it will not be a PFIC for its current taxable year and has not been a PFIC in any past year. However, the determination of whether a company is a PFIC is a factual determination, and no assurance can be provided that Royal will not be treated as a PFIC for the current year or in any past year. U.S. holders are strongly urged to consult their tax advisors regarding the status of Royal as a PFIC and the U.S. federal income tax consequences thereof.
     Backup Federal Withholding Tax
     Backup federal withholding tax generally will be withheld at a rate of 28% from all cash payments to which a U.S. holder of Common Shares is entitled pursuant to the Arrangement, unless the U.S. holder (a) qualifies for certain exempt categories, including corporations and financial institutions, or (b) provides a certified taxpayer identification number on Form W-9 or Substitute Form W-9 and otherwise complies with backup withholding rules. Backup withholding is not an additional tax, but an advance payment. Any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is filed with the Internal Revenue Service.
     Federal Income Tax Considerations for Non-U.S. Holders of Common Shares
     The receipt of cash by a non-U.S. holder for Common Shares generally will not be subject to U.S. federal income tax, provided that:
•	any gain or loss is not effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States; and

•	in the case of an individual, the non-U.S. holder has not been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected and certain other conditions exist.
     Non-U.S. holders may be required to provide an IRS Form W-8BEN or other appropriate IRS Form W-8. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup federal withholding tax at a rate of 28%.
LEGAL MATTERS
     Certain legal matters in connection with the Arrangement will be passed upon by Goodmans LLP on behalf of Royal.

ADDITIONAL INFORMATION
     Information contained herein is given as of July 5, 2006, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.
     Additional information relating to Royal, including Royal’s most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Royal for the financial year ended December 31, 2005, together with the report of the auditors thereon, management’s discussion and analysis of Royal’s financial condition and results of operations for fiscal 2005 which provide financial information concerning Royal, and Royal’s Management Information Circular dated May 23, 2006 with respect to the annual meeting of Shareholders to be held on August 4, 2006 immediately prior to the Meeting (which is incorporated by reference into this Circular) can be found on SEDAR at www.sedar.com. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.
QUESTIONS AND FURTHER ASSISTANCE
     If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., Royal’s proxy solicitation agent, at:
100 University Avenue
11th Floor, South
Tower Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-390-5121

APPROVAL OF ROYAL GROUP TECHNOLOGIES LIMITED
     The contents and mailing to Shareholders of this Circular have been approved by the Board.

Toronto, Ontario	Scott D. Bates
July 7, 2006	Corporate Secretary

GLOSSARY OF TERMS
     The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:
     “Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing greater than 20% of the fair market value of the Arrangement, any sale of more than 20% of any class of equity securities of Royal or any Royal Subsidiary or rights or interests therein or thereto, or similar transactions involving Royal or any Royal Subsidiaries, or a proposal or offer, or public announcement of an intention, to do so, directly or indirectly, or any modification or proposed modification of any of the foregoing, excluding the Arrangement or any transaction to which the Purchaser or an Affiliate of the Purchaser is a party.
     “Acquisition Proposal Assessment Period” has the meaning ascribed to it under “Other Terms of the Arrangement Agreement – Covenants of Royal Regarding Non-Solicitation”.
     “Affiliate” has the meaning ascribed to it in the Securities Act.
     “allowable capital loss” has the meaning ascribed to it under “Certain Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Disposition of Common Shares”.
     “Antitrust Division” has the meaning ascribed to it under “Principal Legal Matters – Regulatory Matters –HRS Act”.
     “Arrangement” means the proposed arrangement under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court.
     “Arrangement Agreement” means the Arrangement Agreement dated as of June 9, 2006, between the Purchaser and Royal and any amendment thereto made in accordance with such agreement.
     “Arrangement Resolution” means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting and set out in Appendix A to this Circular.
     “Articles of Arrangement” means the articles of arrangement of Royal in respect of the Arrangement that are required by the CBCA, to be filed with the Director after the Final Order is made in order to effect the Arrangement.
     “BMO Nesbitt Burns” means BMO Nesbitt Burns Inc.
     “Board” or “Board of Directors” means the board of directors of Royal.
     “business day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or New York, N.Y., United States of America.
     “CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time.
     “CDS” means The Canadian Depository for Securities Limited.
     “Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA in respect of the Arrangement.

     “Circular” means this management information circular of Royal, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference herein.
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Commitment Letter” means the debt commitment letter from Merrill Lynch Capital Corporation, Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Lehman Commercial Paper, Inc. and Lehman Brothers Inc. to provide Georgia Gulf with debt financing for the Arrangement and to refinance certain existing Georgia Gulf debt.
     “Commissioner” has the meaning ascribed thereto under “Principal Legal Matters – Regulatory Matters –Competition Act”.
     “Common Shares” means the common shares in the capital of Royal.
     “Confidentiality Agreement” means the letter agreement dated July 26, 2005 between the Purchaser and Royal providing the Purchaser access to confidential information of Royal.
     “Court” means the Superior Court of Justice of Ontario.
     “CRA” means the Canada Revenue Agency.
     “Demand for Payment” has the meaning ascribed to it under “Dissenting Shareholders’ Rights”.
     “Depositary” means Computershare Investor Services Inc.
     “Director” means the Director appointed pursuant to Section 260 of the CBCA.
     “Dissent Notice” means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to Royal in accordance with the Dissent Procedures.
     “Dissent Procedures” means the dissent procedures, as described under the heading “Dissenting Shareholders’ Rights”.
     “Dissent Rights” has the meaning ascribed to it under “Dissenting Shareholders Rights”.
     “Dissenting Common Shares” means the Common Shares in respect of which a Dissenting Shareholder
     “Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement.
     “DSU” means a notional deferred stock unit issued pursuant to the Directors Deferred Stock Unit Plan dated February 2, 2005.
     “Effective Date” means the date of the Certificate of Arrangement giving effect to the Arrangement.
     “Effective Time” means 9:00 a.m. (Toronto time) on the Effective Date.
     “Exchange” means the TSX or the NYSE, and “Exchanges” means both of them.
     “Fairness Opinion” means the fairness opinion of BMO Nesbitt Burns, an independent financial advisor to the Special Committee, dated June 8, 2006, that, as of the date of the opinion and based on and subject to the assumptions and limitations set forth in the opinion, the consideration offered under the Arrangement is fair, from a financial point of view, to Shareholders.
     “Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

     “FTC” has the meaning ascribed to it under “Principal Legal Matters – Regulatory Matters – HSR Act”.
     “Governmental Entity” means:
(a)	any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign,

(b)	any subdivision, agent or authority of any of the foregoing, or

(c)	any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the Exchanges), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
     “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.
     “HSR Filing” has the meaning ascribed to it under “Principal Legal Matters—Regulatory Matters —HSR Act”.
     “Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix E to this Circular, as the same may be amended.
     “Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.
     “Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees, regulatory policies or other requirements of a Governmental Entity and the terms and conditions of any Permit, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.
     “Letter of Transmittal” means the letter of transmittal to be sent by Royal to Shareholders for use in connection with the Arrangement.
     “Long-Term Incentive Plan” means the Royal Group Technologies Limited Long-Term Incentive Plan, amended and restated by the Board of Directors on January 23, 2004 (effective as of January 1, 2004).
     “Management Improvement Plan” means Royal’s strategic plan to enhance shareholder value.
     “Market MAC” means (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE, including but not limited to any changes in trading conditions resulting from actual or threatened terrorist attacks, responses by the United States or its allies thereto, or the effects thereof; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally; (iii) an international or national crisis or security event involving the United States, or a national or international economic or financial crisis, occurring after the date of the Arrangement Agreement, but, in any such case, only if as a result of such event there has occurred a material adverse disruption or change in the United States commercial credit or debt markets (including the market for leveraged loans or high yield securities), or (iv) any limitation by any governmental, regulatory or administrative agency or authority which prohibits the extension of credit by banks or other lending institutions in the United States generally in a manner that prevents a lender from providing the financing contemplated by the Commitment Letter.
     “Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, assets (including intangible assets), rights, liabilities (contingent or otherwise), capitalization, operations, results of operations or condition (financial or otherwise) of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (i) changes in the global economy or securities markets in general, (ii) changes in the building products business in general, or (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism and which, in the case of a change, effect, event, occurrence or state of facts resulting from the circumstances referred to in clauses (i), (ii) or (iii), does not have a disproportionate effect on that person and its subsidiaries, taken as a whole, as compared to other persons in the industry in which that person and its subsidiaries operate. For purposes of interpreting the term “Material Adverse Effect”, a decrease in the market price of the Royal Shares shall not, in and of itself, constitute a Material Adverse Effect with respect to Royal, it being understood that the foregoing shall not prevent Purchaser from asserting that any change, effect, event or occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that may have contributed to such decrease in market price independently constitutes a Material Adverse Effect.
     “Meeting” means the special meeting of Shareholders, and all adjournments and postponements thereof, called and held to consider and approve the Arrangement Resolution.
     “Non-Registered Shareholder” means a non-registered beneficial holder of Common Shares whose shares are held through an Intermediary.
     “Non-Resident Dissenting Shareholder” means a Non-Resident Shareholder who exercises Dissent Rights.
     “Non-Resident Shareholder” means a Shareholder who, for the purposes of the Tax Act or any applicable income tax conventions and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada.
     “Notice of Appearance” has the meaning ascribed thereto in “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”.
     “Notice of Meeting” means the Notice of Special Meeting of Shareholders of Royal dated July 7, 2006.
     “Notifiable Transaction” has the meaning ascribed thereto under “Principal Legal Matters – Regulatory Matters – Competition Act.”
     “NYSE” means the New York Stock Exchange.
     “Offer to Pay” means the written offer of the Purchaser to each Dissenting Shareholder who has sent a Demand for Payment to pay for its Common Shares in an amount considered by the directors of the Purchaser to be the fair value of the shares, all in compliance with the Dissent Procedures.
     “Optionholders” means holders of Options.
     “Options” means options to acquire Common Shares pursuant to the Long-Term Incentive Plan.
     “Outside Date” has the meaning ascribed thereto in “Summary of Management Information Circular – Closing”.
     “Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization issued by or obtained from any Governmental Entity or self-regulatory authority (including either of the Exchanges) or issued pursuant to any Laws.
     “person” includes any individual, partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having a legal status.

     “Plan of Arrangement” means the plan of arrangement substantially in the form of Appendix D hereto as amended or varied pursuant to the terms hereof and thereof.
     “Pre-Acquisition Reorganization” has the meaning ascribed to it under “Other Terms of the Arrangement Agreement —Covenants”.
     “Proposed Amendments” means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.
     “Purchaser” means Rome Acquisition Corp., a corporation existing under the laws of Canada.
     “Record Date” means July 5, 2006.
     “Registered Shareholder” means a registered holder of Common Shares as recorded in the Royal shareholders’ register maintained by the Transfer Agent.
     “Regulations” means the regulations under the Tax Act.
     “Regulatory Approvals” means those rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule 2.5 of the Arrangement Agreement.
     “Resident Dissenting Shareholder” means a Resident Shareholder who exercises Dissent Rights.
     “Resident Shareholder” means a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, at all relevant times, is or is deemed to be resident in Canada.
     “Royal” means Royal Group Technologies Limited.
     “Royal Subsidiaries” has the meaning ascribed to it in the Arrangement Agreement.
     “Royal Third Party Debt” means all indebtedness for borrowed money owed by Royal or any Royal Subsidiary.
     “RSU” means a restricted stock unit issued pursuant to the Senior Management Incentive Plan representing the right to receive on a specified date a Common Share or a cash payment based on the closing price of the TSX of the Common Shares on the last trading day preceding such specified date, subject to certain vesting criteria.
     “Scotia Capital” means Scotia Capital Inc.
     “SEC” means the United States Securities and Exchange Commission.
     “Securities Act” means the Securities Act (Ontario), and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.
     “SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.
     “Senior Management Incentive Plan” means the Royal Senior Management Incentive Plan adopted by the Board of Directors of Royal on January 23, 2004.
     “Shareholders” means holders of Common Shares.
     “Special Committee” means the special committee of the Board formed to consider, among other things, the Arrangement.

     “Specified Third Party Debt” means indebtedness for borrowed money owed by Royal or any Royal Subsidiary that is specified by the Purchaser to be repaid on the Effective Date.
     “Stock Option Plan” means the 1996 Employee Stock Option Plan of Royal.
     “Superior Proposal” has the meaning ascribed to it under “Other Terms of the Arrangement Agreement – Covenants of Royal Regarding Non-Solicitation”.
     “Tax Act” means the Income Tax Act (Canada), as amended from time to time.
     “taxable capital gain” has the meaning ascribed to it under “Certain Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Disposition of Common Shares”.
     “Termination Payment” means the $20 million termination payment payable to the Purchaser by Royal, or to Royal by the Purchaser, upon certain circumstances pursuant to the terms of the Arrangement Agreement.
     “Transfer Agent” means Computershare Trust Company of Canada.
     “TSX” means the Toronto Stock Exchange.

APPENDIX A
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
ROYAL GROUP TECHNOLOGIES LIMITED
BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Royal Group Technologies Limited (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the Arrangement Agreement made as of June 9, 2006 among Rome Acquisition Corp. and the Company (the “Arrangement Agreement”), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
ARRANGEMENT AGREEMENT
ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT dated June 9, 2006,
B E T W E E N:
ROME ACQUISITION CORP., a corporation incorporated under the laws of Canada (“Purchaser”),
- and -
ROYAL GROUP TECHNOLOGIES LIMITED, a corporation incorporated under the laws of Canada (“Royal”)
WHEREAS:
A. The authorized capital of Royal consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 93,444,502 common shares and no preferred shares are issued and outstanding as fully paid and non-assessable;
B. There are no options, warrants or other securities outstanding that require the issue or sale of any securities of Royal, other than the Royal Options (as defined below) to acquire an aggregate of 2,260,828 Royal Shares (as defined below) and RSUs (as defined below) issued pursuant to the Senior Management Incentive Plan (as defined below) to acquire an aggregate of 1,145,000 Royal Shares;
C. Purchaser proposes to acquire all of the Royal Shares pursuant to the Transaction (as defined below); and
D. The Board of Directors of Royal, after receiving the Fairness Opinion (as defined below) and legal advice and after considering other factors, has unanimously determined that it would be advisable and in the best interests of Royal and the Royal Shareholders (as defined below) for it to enter into this Agreement, to support and implement the Transaction and to recommend that the Royal Shareholders vote in favour of the Transaction Resolution (as defined below).
     THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:
“1933 Act” means the United States Securities Act of 1933 and the regulations made thereunder, as promulgated or amended from time to time;
“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing greater than 20% of the fair market value of the Transaction, any sale of more than 20% of any class of equity securities of Royal or any Royal Subsidiary or rights or interests therein or thereto, or similar transactions involving Royal or any Royal Subsidiaries, or a proposal or offer, or public announcement of an intention, to do so, directly or indirectly, or any modification or proposed modification of any of the foregoing, excluding the Transaction or any transaction to which Purchaser or an affiliate of Purchaser is a party;
“Act” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is Royal’s governing statute at the relevant time);
“affiliate” has the meaning ascribed thereto in the Securities Act;
“Agreement” means this arrangement agreement and all schedules, appendices and exhibits attached hereto;
“Approvals Date” has the meaning ascribed thereto in Section 2.6;
“Articles of Arrangement” means the articles of arrangement of Royal in respect of the Transaction that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Transaction;
“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada or New York, N.Y., United States of America;
“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by Royal to give effect to the Transaction contemplated by this Agreement;
“Code” means the United States Internal Revenue Code of 1986, as amended;

“Collective Agreements” means collective bargaining agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which Royal or any of the Royal Subsidiaries is bound or which impose any obligations upon Royal or any of the Royal Subsidiaries or set out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective bargaining agreements;
“Commitment Letter” means the debt commitment letter from Merrill Lynch Capital Corporation, Bank of America, N.A. and Lehman Commercial Paper, Inc., a copy of which has been provided by Purchaser to Royal on the date hereof;
“Confidentiality Agreement” means the letter agreement dated July 26, 2005 between Purchaser and Royal providing Purchaser access to confidential information of Royal;
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation, written or oral, to which Royal or any of the Royal Subsidiaries is a party or by which Royal or any of the Royal Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Court ” means the Superior Court of Justice (Ontario);
“Data Room ” means the Royal data room posted on the https://datasite.merrillcorp.com web site as in effect on May 31, 2006;
“Debt” of any person means all obligations (including premiums, breakage fees, prepayment penalties and accrued interest) of such person for borrowed money, all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, all such obligations of such person to pay the deferred purchase price of property or services (except trade accounts payable in the ordinary course of business), all obligations of such person under any lease of any property (whether real, personal or mixed) which is or should be accounted for as a capital lease on the balance sheet of that person in accordance with GAAP, all obligations of such person to reimburse any bank or other person in respect of amounts payable under a banker’s acceptance, letter of credit, guaranty or similar instrument, all overdraft obligations, and all similar obligations of other persons secured by a Lien on any asset of such person;
“Depositary” means Computershare Trust Company of Canada;
“Director” means the Director appointed pursuant to the Act;
“Disclosure Letter” means that certain letter dated as of even date herewith and delivered to Purchaser by Royal and signed by the chief executive officer and chief financial officer of Royal;

“Dissent Rights” means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;
“Dissenting Shareholder” means any Royal Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;
“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section 2.6;
“Effective Time” has the meaning ascribed thereto in Section 2.6;
“Employees” means individuals employed or retained by Royal or any of the Royal Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;
“Employment Contracts” means Contracts, other than the Royal Plans, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on Royal or any of the Royal Subsidiaries;
“Enforceability Exceptions” has the meaning ascribed thereto in Section 3.1(c);
“Environmental Condition” means the presence of any Hazardous Substance or other condition in breach of any Environmental Laws, or in quantities, concentrations or circumstances which exceed criteria or standards established under applicable Environmental Laws;
“Environmental Laws” means all applicable Laws, including applicable civil and common laws, relating to the protection of human health or safety or the environment, or relating to the regulation of Hazardous Substances;
“Environmental Permits” means all Permits necessary under Environmental Laws for Royal and the Royal Subsidiaries to own, lease, license, occupy, use and operate their properties in their present condition and conduct their businesses as presently conducted;
“ERISA” has the meaning ascribed thereto in Section 3.1(u);
“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange, and “Exchanges” means both of them;
“Exchange Act” means the United States Securities Exchange Act of 1934 and the regulations made thereunder, as promulgated or amended from time to time;
“Fairness Opinion” means the opinion of the financial advisor to the special committee of the Board of Directors of Royal, dated the date hereof, that the consideration provided by the Transaction is fair, from a financial point of view, to the Royal Shareholders;
“Final Order” means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“GAAP” means Canadian generally accepted accounting principles;
“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the Exchanges), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Guarantor” means Georgia Gulf Corporation, a Delaware corporation;
“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any Environmental Law;
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;
“Improvements” means all buildings, structures, fixtures and improvements located on the Owned Real Property or Leased Real Property, including roofs, and the heating, air conditioning, plumbing, electrical, mechanical, waste water, storm water, paving and parking, systems and facilities;
“including” means including without limitation, and “include” and “includes” have a corresponding meaning;
“Insurance Policies” has the meaning ascribed thereto in Section 3.1(v);
“Intellectual Property” means, collectively, all of the following (in or relating to any country): (a) utility and design patents and invention disclosures, patent applications, divisionals, continuations, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions and the like, and any provisional applications of any such patents or patent applications; (b) industrial designs and applications therefor; (c) copyright, including registrations and applications therefor, web sites, web pages and related items, computer software, data files, source and object codes, user interfaces, manuals and other specifications and documentation and all know-how relating thereto

(and all other intellectual property and proprietary rights incorporated in any of the foregoing); (d) trademarks, service marks, assumed, brand, corporate, d/b/a, service and trade names, internet domain names, logos and business symbols, trade dress and other source indicators and all registrations and applications therefor and all goodwill associated therewith; and (e) technical and scientific know-how, trade secrets, inventions, discoveries, developments, processes, formulas, concepts, ideas, knowledge, means, methods, practices, techniques, procedures, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, technology, and related improvements and know-how, whether or not patentable, research and development, and customer lists, production data, publications and databases in written, electronic, or any other form now known or hereafter developed (and all intellectual property and proprietary rights incorporated therein);
“In-the-Money Amount” means, in respect of each Royal Share which is subject to a Royal Option (whether vested or unvested), the amount by which (if any) the Purchase Price exceeds the “per share” exercise price of such share under that Royal Option to which it is subject;
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;
“IRS” means the Internal Revenue Service of the United States;
“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees, regulatory policies or other requirements of a Governmental Entity and the terms and conditions of any Permit, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Leased Real Property” has the meaning ascribed thereto in Section 3.1(p)(ii);
“Liens” means any hypothecs, mortgages, liens, pledges, charges, security interests, leases, options, rights of third parties, encumbrances or adverse rights or claims, including the lien on retained title of a conditional vendor and any easement, right of way or other encumbrance on title to real property;
“Long-Term Incentive Plan” means that certain Royal Group Technologies Limited Long-Term Incentive Plan, amended and restated by the Board of Directors on January 23, 2004 (effective as of January 1, 2004);
“Market MAC” means (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, including but not limited to any changes in trading conditions resulting from actual or threatened terrorist attacks, responses by the United States or its allies thereto, or the effects thereof; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally; (iii) an international or national crisis or security event involving the United States, or a national or international economic or financial crisis, occurring after the date of this Agreement, but, in any such case, only if as a result of such event there has occurred a material adverse disruption or change in the United States commercial credit or debt markets (including the market for leveraged loans or high yield securities), or (iv) any limitation by any governmental, regulatory or administrative agency or authority which prohibits the extension of credit by banks or other lending institutions in the United States generally in a manner that prevents a lender from providing the financing contemplated by the Commitment Letter;
“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, assets (including intangible assets), rights, liabilities (contingent or otherwise), capitalization, operations, results of operations or condition (financial or otherwise) of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (i) changes in the global economy or securities markets in general, (ii) changes in the building products business in general, or (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism and which, in the case of a change, effect, event, occurrence or state of facts resulting from the circumstances referred to in clauses (i), (ii) or (iii), does not have a disproportionate effect on that person and its subsidiaries, taken as a whole, as compared to other persons in the industry in which that person and its subsidiaries operate. For purposes of interpreting the term “Material Adverse Effect”, a decrease in the market price of the Royal Shares shall not, in and of itself, constitute a Material Adverse Effect with respect to Royal, it being understood that the foregoing shall not prevent Purchaser from asserting that any change, effect, event or occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that may have contributed to such decrease in market price independently constitutes a Material Adverse Effect;
“Material Contracts” has the meaning set forth in Section 3.1(t);
“material fact” has the meaning ascribed thereto in the Securities Act;
“MD&A” has the meaning ascribed thereto in Section 3.1(h);
“Occupational Health and Safety Laws” means Laws relating in full or in part to the protection of employee or worker health and safety;
“OSC” means the Ontario Securities Commission;

“OSC Reports” has the meaning ascribed thereto in Section 3.1(g);
“Outside Date” means October 31, 2006, subject to the right of either Party to postpone the Outside Date by 30 days if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, or if the condition provided in Section 6.2(1)(e) has not been met, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date, or such later date as may be agreed to in writing by the Parties;
“Owned Real Property” has the meaning ascribed thereto in Section 3.1(p)(i);
“Parties” means Royal and Purchaser, and “Party” means either of them;
“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization issued by or obtained from any Governmental Entity or self-regulatory authority (including either of the Exchanges) or issued pursuant to any Laws;
“Permitted Liens” means liens for Taxes not yet due and payable, incurred in the ordinary course of business consistent with past practice and for which adequate reserves have been made;
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Personal Property Leases” means leases for all Tangible Personal Property;
“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule 1.1A and any amendments or variations made thereto in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;
“Proceeding” has the meaning ascribed thereto in Section 3.1(k);
“Public Disclosure Documents” has the meaning ascribed thereto in Section 3.1(g);
“Purchase Price” means $13.00 cash per Royal Share;
“Quarterly Financials” has the meaning ascribed thereto in Section 2.6;
“Real Property Leases” has the meaning ascribed thereto in Section 3.1(p)(ii);
“Regulatory Approvals” means those rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule 2.5;
“Returns” means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;
“Royal Circular” means the notice of the Royal Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the Royal Shareholders in connection with the Royal Meeting;
“Royal ERISA Plans” has the meaning ascribed thereto in Section 3.1(u);
“Royal Financial Statements” has the meaning ascribed thereto in Section 3.1(h);
“Royal Meeting” means the special meeting of the Royal Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Transaction;
“Royal Option” means an option to purchase Royal Shares pursuant to the Long-Term Incentive Plan;
“Royal Plans” has the meaning ascribed thereto in Section 3.1(u);
“Royal Securityholder” means a holder of a Royal Share, Royal Option or RSU;
“Royal Shareholders” means the holders of Royal Shares;
“Royal Shares” means the common shares in the capital of Royal;
“Royal Subsidiaries” has the meaning ascribed thereto in Section 3.1(b)(ii);
“Royal Third Party Debt” means all indebtedness for borrowed money owed by Royal or any Royal Subsidiary;
“RSU” means a restricted stock unit issued pursuant to the Senior Management Incentive Plan representing the right to receive on a specified date a Royal Share or a cash payment based on the closing price of the Toronto Stock Exchange of the Royal Shares on the last trading day preceding such specified date, subject to certain vesting criteria;
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such act;
“SEC Reports” has the meaning ascribed thereto in Section 3.1(g);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States, including the Exchanges;
“senior employee” has the meaning ascribed thereto in Section 3.1(q);
“Senior Management Incentive Plan” means the Royal Senior Management Incentive Plan adopted by the Board of Directors of Royal on January 23, 2004;
“Solvent” with regard to any person, means that (i) the sum of the assets of such person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities, (ii) such person has sufficient capital with which to conduct its business in the ordinary course and would not be in default of any material agreement to which it is a party, including any financial covenants contained in its credit facilities and (iii) such person has not incurred liabilities, and does not intend to incur liabilities, beyond its ability to pay such liabilities as they become due;
“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares or other equity interests ordinarily entitled to elect a majority of the board of directors or other governing body thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;
“Superior Proposal” has the meaning ascribed thereto in Section 7.1(1);
“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, spare parts, vehicles and other items of tangible personal property of every kind owned or leased by Royal or a Royal Subsidiary or used in their respective businesses (wherever located and whether or not carried on the books of Royal or a Royal Subsidiary), together with (i) all replacements thereof, additions and alterations thereto, and substitutions therefor, made between the date hereof and the Effective Time and (ii) any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto;
“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax” means (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, goods and services, value-added, consumption, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, capital, land transfer, goods and services, harmonized sales, business, development, employer health, health, social services, education, social security, surtax, import and export, countervail and anti-dumping, environmental or windfall profit tax, custom duty or other tax, governmental fee, fine or other like assessment or charge of any kind whatsoever including employment insurance, health insurance and Canada, Quebec and other government pension plan premiums and contributions, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax or other amount, (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any person or as a result of any obligation to indemnify any other person;
“Transaction” means the arrangement of Royal under Section 192 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;
“Transaction Resolution” means the special resolution of the Royal Shareholders approving the Transaction, to be substantially in the form and content of Schedule 1.1B;
“Transfer Agent” means the registrar and transfer agent for the Royal Shares; and
“Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes a provincial, territorial, national or international union, a certified council of unions, a designated or certified employee bargaining agency, and any organization which has been declared a union pursuant to applicable labour relations legislation.
1.2 Interpretation Not Affected by Headings
     The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender
     In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4 Date for Any Action
     If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.5 Currency
     Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.
1.6 Accounting Matters
     Unless otherwise stated, all accounting terms used in this Agreement in respect of Royal shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Royal required to be made shall be made in a manner consistent with GAAP.
1.7 Knowledge
     In this Agreement, references to “the knowledge of Royal” means the actual knowledge of Lawrence Blanford, James G. Lawn, Mark Badger, Scott Bates and Robert Lamoureux, and in the case of Messrs. Blanford, Lawn, Badger and Bates, the knowledge that such individuals would have had if they had carried out a reasonable inquiry.
1.8 No Strict Construction
     The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against either Party.
1.9 Statutory References
     A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.10 Subsidiaries
     To the extent any covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.
1.11 Schedules
     The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule	Description
1.1 A	Plan of Arrangement

1.1 B	Transaction Resolution

2.5	Regulatory Approvals
ARTICLE 2
TRANSACTION STRUCTURE
2.1 Articles of Arrangement
     The Articles of Arrangement shall provide, with such other matters as are necessary to effect the Transaction, for the implementation of the Plan of Arrangement, as a result of which:
(a)	each Royal Share, other than a Royal Share held by a Dissenting Shareholder, will be acquired by Purchaser in exchange for a cash payment by Purchaser equal to the Purchase Price, less any required withholding Taxes;

(b)	each Royal Share held by a Dissenting Shareholder will be acquired by Purchaser in accordance with the Dissent Rights;

(c)	each Royal Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, of the In-the-Money Amount of such Royal Option, less any required withholding Taxes; and

(d)	each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $13.00 per RSU, less any required withholding Taxes.
2.2 Implementation Steps by Royal
     Royal shall:

(a)	as soon as reasonably practicable, apply in a manner acceptable to Purchaser, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application Royal shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the Royal Meeting for the purpose of considering, and if deemed advisable, approving the Transaction;

(b)	subject to Section 2.5, convene and hold the Royal Meeting as soon as practicable after the date hereof, but in any case, before the date that is 60 days from the date of the Agreement, for the purpose of considering the Transaction Resolution and, with the consent of Purchaser, for any other proper purpose as may be set out in the notice for such meeting;

(c)	except as required for quorum purposes, not adjourn, postpone, cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Royal Meeting without Purchaser’s prior written consent, except as required by Law;

(d)	use commercially reasonable efforts to solicit from the Royal Shareholders proxies in favour of the approval of the Transaction Resolution including, if so requested by Purchaser, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Transaction by the Royal Shareholders;

(e)	subject to obtaining the approvals as are required by the Interim Order, use its best efforts to diligently pursue the application to the Court for the Final Order; and

(f)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.6 send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.
2.3 Implementation Steps by Purchaser
     Purchaser shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, on or before the Effective Date deposit or cause to be deposited with the Depositary, immediately available funds equal to the aggregate cash consideration payable under the Transaction.
2.4 Interim Order
     The application referred to in Section 2.2(a) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Plan of Arrangement and the Royal Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Transaction Resolution shall be 66 2/3% of the votes cast on the Transaction Resolution by the Royal Shareholders present in person or by proxy at the Royal Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the bylaws and articles of Royal, including quorum requirements and all other matters, shall apply in respect of the Royal Meeting; and

(d)	for the grant of the Dissent Rights.
2.5 The Royal Circular
     As promptly as reasonably practicable after the execution of this Agreement, Royal shall prepare and complete, in consultation with Purchaser, the Royal Circular (and any amendments thereto) together with any other documents required by the Securities Act, the 1933 Act and the Exchange Act and other applicable Laws in connection with the Royal Meeting and the Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, but subject to obtaining any required Regulatory Approvals in connection with mailing the Royal Circular, Royal shall cause the Royal Circular and other documentation required in connection with the Royal Meeting to be sent to each Royal Shareholder and to be filed with applicable Securities Authorities, as required by the Interim Order and applicable Laws. Royal shall permit Purchaser to review and comment on drafts of the Royal Circular and other documentation referred to above in the course of its preparation and shall accept Purchaser’s reasonable comments thereto, except to the extent that to do so would, in the reasonable opinion of the Board of Directors of Royal based upon advice of outside legal counsel, (i) result in the Royal Circular not containing information in sufficient detail to permit a Royal Shareholder to form a reasoned judgment concerning the Transaction or (ii) in connection with an Acquisition Proposal, be inconsistent with the fiduciary duties of the Board of Directors of Royal to the Royal Shareholders. The Royal Circular, when filed by Royal with the applicable Securities Authorities and mailed by Royal to the Royal Shareholders, and at the time of the Royal Meeting, shall contain all information that is required to be included therein in accordance with any applicable Law, and shall comply with the requirements of applicable Law. The terms of the Transaction, as described therein, shall comply with the terms of this Agreement. Without limiting the generality of the foregoing, Royal shall ensure that the Royal Circular provides Royal Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Royal Meeting.
2.6 Closing Matters
     The Effective Date shall be a business day on or prior to the Outside Date following the latest of the date of the Royal Meeting, the date of issuance of the Final

Order (or, if appealed, the date such appeal is delivered or withdrawn), and the date upon which the last Regulatory Approval is obtained (the latest of such dates being referred to herein as the “Approvals Date”). The Effective Date shall be designated by Purchaser upon not less than five (5) business days’ prior written notice to Royal; provided, however, that the Effective Date so designated by Purchaser shall not, without Royal’s consent, be later than thirty-five (35) calendar days after the Approvals Date. Notwithstanding the preceding sentence, (i) unless Purchaser otherwise agrees, Purchaser shall not be obligated to designate an Effective Date that is earlier than fourteen (14) calendar days after the date on which Royal provides to Purchaser the Quarterly Financials; and (ii) in the event that the latest date for the Effective Date as so determined in accordance with the preceding sentence and the foregoing clause (i) would be within the last ten (10) days of a calendar month, then Purchaser may, at its option, designate the last business day of such month or the first business day of the next succeeding month as the Effective Date. For purposes of the preceding sentence, “Quarterly Financials” shall mean the quarterly consolidated financial statements of Royal which Purchaser’s financing sources request be used in connection with arrangement of the financing contemplated by the Commitment Letter. Closing shall take place at the office of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 9:00 a.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the “Effective Time”). Each of Purchaser and Royal shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other closing documents as may be required by the other Party, acting reasonably.
2.7 Preparation of Filings
(a)	Purchaser and Royal shall co-operate in the preparation of the Royal Circular and any application for the Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals required in connection with this Agreement and the Transaction, and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transaction as promptly as practicable hereafter.

(b)	Each of the Parties shall furnish to the other of them, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the actions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the other or any third party that is not an affiliate of one of the Parties).

(c)	Each of Royal and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Royal Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval in connection with the Transaction or this Agreement, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Royal Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.
2.8 Withholding
     Purchaser, Royal or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Royal Securityholder pursuant to Section 2.1 such amounts as Purchaser, Royal or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Royal Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
2.9 Shareholder Communications
     Royal and Purchaser shall co-operate in the preparation of presentations, if any, to investors regarding the Transaction, and no Party shall issue any press release or otherwise make public statements with respect to this Agreement or the Transaction without the consent of the other Party (which shall not be unreasonably withheld) and Royal shall not make any filing with any Governmental Entity (including any Exchange) with respect thereto without the consent of Purchaser (which shall not be unreasonably withheld) and Purchaser shall not make any filing with any Governmental Entity or with any Exchange in connection with the Transaction without the consent of Royal (which shall not be unreasonably withheld); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.10 Depositary
     Royal shall permit the Transfer Agent for Royal Shares to act as Depositary in connection with the Transaction and instruct the Transfer Agent to furnish to Purchaser (and such persons as it may designate) at such times as it may request such information and provide to Purchaser (and such persons as it may designate) such other assistance as it may request in connection with the implementation and completion of the Transaction.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ROYAL
3.1 Representations and Warranties
     Royal hereby represents to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)	Board Approval. The Board of Directors of Royal has determined unanimously that the Transaction is fair to the Royal Shareholders and is in the best interests of Royal and has resolved unanimously to recommend to the Royal Shareholders that they vote in favour of the Transaction Resolution. The special committee of the Board of Directors of Royal has received a Fairness Opinion from BMO Nesbitt Burns Inc. and has approved the Transaction Resolution and the execution and performance of this Agreement and consummation of the Transaction.

(b)	Organization and Qualification.
(i)	Royal is a corporation duly incorporated, validly existing and in good standing under the laws of Canada, and has the requisite corporate or other power and authority to own, lease and operate its properties as now owned, leased and operated and to carry on its business as it is now being conducted. Royal is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Royal, each of such jurisdictions being listed in Section 3.1(b)(i) of the Disclosure Letter.

(ii)	Section 3.1(b)(ii) of the Disclosure Letter sets forth a true and complete list of each entity, joint venture, partnership or trust, together with its jurisdiction and percentage ownership interests thereof in which Royal, directly or indirectly, has an ownership interest as of the date of this Agreement, including, without limitation, each subsidiary of Royal (collectively, the “Royal Subsidiaries”). Royal owns the ownership interests in each Royal

Subsidiary reflected as owned by it in Section 3.1(b)(ii) of the Disclosure Letter free and clear of all Liens, and, except as set forth in Section 3.1(b)(ii) of the Disclosure Letter, no Royal Subsidiary is obligated to issue any capital stock or other securities to any other person. Each Royal Subsidiary is a corporation duly incorporated or an entity duly created, validly existing and in good standing, under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own, lease and operate its properties as now owned, leased and operated and to carry on its business as it is now being conducted. Each Royal Subsidiary is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Royal, each of such jurisdictions being listed in 3.1(b)(ii) of the Disclosure Letter.
(c)	Authority Relative to this Agreement. Royal has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of Royal, and, other than approval of the Transaction by the Royal Shareholders at the Royal Meeting, no other corporate proceedings on the part of Royal are necessary to authorize the execution and delivery by it of this Agreement and consummation of the Transaction. This Agreement has been duly executed and delivered by Royal and constitutes a legal, valid and binding obligation of Royal enforceable against Royal in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered (collectively, the “Enforceability Exceptions”).

(d)	No Violations.
(i)	Neither the execution and delivery of this Agreement by Royal nor consummation of the Transaction nor compliance by Royal with any of the provisions hereof will: (1) except as set forth in Section 3.1(d)(i) of the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the material properties or assets of Royal or any of the Royal Subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such material properties or assets, or cause any material indebtedness to come due before its stated maturity or cause any material credit commitment or obligation to cease to be available or cause any material payment or other obligation to be imposed on Royal or any of the Royal Subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Material Contract to which Royal or any of the Royal Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Royal or any of the Royal Subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals, (x) violate any Law applicable to Royal or any of the Royal Subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any material Permit currently in effect; (3) except as set forth in Section 3.1(d)(i) of the Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former director, officer or employee of Royal or any of the Royal Subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Royal Plan or restriction imposed on any asset held in connection with a Royal Plan; or (4) restrict, hinder, impair or limit the ability of Royal or any of the Royal Subsidiaries to carry on the business of Royal or the Royal Subsidiaries as and where it is now being carried on.

(ii)	No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Royal or any of the Royal Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Royal of the Transaction other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings under the Act contemplated by this Agreement, (D) the Regulatory Approvals, (E) filings under the Securities Act, Exchange rules and similar Laws as contemplated by this Agreement, and (F) the other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity (excluding those consents, approvals, orders, authorizations, declarations or filings relating to the specific character of Purchaser) that are set out in the Disclosure Letter.
(e)	Capitalization. The authorized share capital of Royal consists of an unlimited number of Royal Shares. As of the close of business on June 8, 2006, there are issued and outstanding 93,444,502 Royal Shares, and there are outstanding no other shares of any class or series in the capital of

Royal. As of the close of business on June 8, 2006, an aggregate of up to 2,260,828 Royal Shares are issuable upon the exercise of the Royal Options, an aggregate of up to 1,145,000 Royal Shares are issuable upon the exercise of RSUs, and except as set forth above, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Royal of any shares of Royal (including Royal Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Royal (including Royal Shares). All outstanding Royal Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Royal Shares issuable upon the exercise of rights under the Royal Options and RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Royal (including the Royal Shares, the Royal Options, RSUs and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable securities Laws. Except as set forth above in this paragraph (e), there are no securities of Royal or of any Royal Subsidiary outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Royal Shareholders on any matter. There are no outstanding contractual or other obligations of Royal or any Royal Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its respective subsidiaries.

(f)	Reporting Status and Securities Laws Matters. Royal is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial securities Laws and a “foreign private issuer” as such term is defined in Rule 405 under the 1933 Act and, except as set forth in Section 3.1(f) of the Disclosure Letter, is not in default of any material requirements of any securities Laws. Except as set forth in Section 3.1(f) of the Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Royal, and, to the knowledge of Royal, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Royal, expected to be implemented or undertaken.

(g)	Reports. Since December 31, 2003, Royal has filed or furnished all forms, reports, statements and documents required to be filed by it under the Securities Act (the “OSC Reports”), and the Exchange Act (the “SEC Reports” and, together with the OSC Reports, the “Public Disclosure Documents”) on SEDAR, in the case of the OSC Reports, and on

EDGAR, in the case of the SEC Reports. The Public Disclosure Documents (i) were prepared in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder as the case may be, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except as may be alleged as described in Section 3.1(g) of the Disclosure Letter. No Royal Subsidiary is required to file or furnish any form, report or other document with or to the Securities Authorities. Royal has not filed any confidential material change report with any of the Securities Authorities that remains confidential as of the date hereof.

(h)	Financial Statements. As of their respective dates, Royal’s consolidated financial statements included or incorporated by reference into the Public Disclosure Documents (including the notes thereto and related management’s discussion and analysis (“MD&A”)) (collectively, the “Royal Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Royal’s independent auditors, (B) in the case of unaudited interim statements, may omit notes which are not required by applicable Laws in the unaudited statements, or (C) as such financial statements have been presented in a filing with the OSC on May 4, 2005) and fairly present the consolidated financial position, results of operations and changes in financial position of Royal and the Royal Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments which are not, individually or in the aggregate, expected to be material) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Royal and the Royal Subsidiaries on a consolidated basis. There has been no change in Royal’s accounting policies, except as described in the notes to the Royal Financial Statements, since December 31, 2003.

(i)	Absence of Undisclosed Liabilities. Neither Royal nor any of the Royal Subsidiaries has any material liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a material liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in Royal’s consolidated balance sheet as of December 31, 2005 (or the notes thereto) included in the Royal Financial Statements, (ii) liabilities or obligations incurred since December 31, 2005 in the ordinary course of business consistent with past practice or (iii) as set forth in Section 3.1(i) of the Disclosure Letter.

(j)	Books, Records and Disclosure Controls. Royal is in compliance with and has complied with the applicable provisions of the Exchange Act and applicable requirements of the Exchanges. There are no outstanding loans made by Royal or any of the Royal Subsidiaries to any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of Royal, other than loans listed in Section 3.1(j) of the Disclosure Letter that were outstanding at the time of the effectiveness of the applicability of Section 402 of the Sarbanes-Oxley Act to Royal and that have not been amended or modified since that time. Since the effectiveness of the applicability of Section 402 of the Sarbanes-Oxley Act to Royal, neither Royal nor any of the Royal Subsidiaries has made any loans to any executive officer or director of Royal. The records, systems, controls, data and information of Royal and the Royal Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Royal or the Royal Subsidiaries, except for any non-exclusive ownership or non-direct control that would not have a material adverse effect on Royal. Royal has designed disclosure controls and procedures to ensure that material information is made known to its management by others within Royal and the Royal Subsidiaries and is in the process of devising a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with United States generally accepted accounting procedures, or any other criteria applicable to such statements, and (B) to maintain accountability for assets. Royal’s and the Royal Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

(k)	Litigation. Except as set forth in Section 3.1(k) of the Disclosure Letter, (i) there are no claims, actions, suits (whether civil, administrative, investigative or informal), arbitrations, reviews, audits, hearings, investigations, litigations or proceedings pending or, to the knowledge of Royal, threatened affecting Royal or any of the Royal Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or arbitrator, including matters arising under Environmental Laws and including claims related to warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered (each a “Proceeding”), and (ii) to the knowledge of Royal, there are no events or circumstances that would be reasonably expected to give rise to material Proceedings, or material potential Proceedings, against Royal or any of the Royal

Subsidiaries. Except as set forth in Section 3.1(k) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction, administrative decision or award, quasi-judicial decision or award, assessment, ruling, restriction, charge or decree of any Governmental Entity or arbitrator, whether temporary, preliminary or permanent.

(1)	Restrictions on Business Activities. Except as set out in Section 3.1(1) of the Disclosure Letter there is no contract, judgment, injunction, order or decree binding upon Royal or any of the Royal Subsidiaries that has or would, individually or in the aggregate, reasonably be expected to have the effect of prohibiting, materially restricting or impairing any material business practice of Royal or any of the Royal Subsidiaries, any material acquisition of property by Royal or any of the Royal Subsidiaries or the conduct of business by Royal or any of the Royal Subsidiaries as currently conducted in all material respects.

(m)	Taxes. Except as disclosed in Section 3.1(m) of the Disclosure Letter, Royal and each Royal Subsidiary has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Royal and each Royal Subsidiary has paid on a timely basis all material Taxes which are due and payable, including all installments on account of Taxes for the current year that are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, whether or not assessed by the appropriate Governmental Authority, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published Royal Financial Statements. Neither Royal nor any of the Royal Subsidiaries has any material liability for unpaid Taxes accruing after the date of the most recently published Royal Financial Statements except for Taxes arising in the ordinary course of business subsequent to the date of the most recently published Royal Financial Statements and with respect to which adequate reserves have been provided in the books and records of Royal and the Royal Subsidiaries. Except as provided for in the Royal Financial Statements and except as disclosed in Section 3.1(m) of the Disclosure Letter, no material assessments, deficiencies, litigation, proposed adjustments or matters in controversy, proceedings, investigations, audits, matters under discussion or appeal exist or have been asserted with respect to Taxes of Royal or any Royal Subsidiary, and neither Royal nor any of the Royal Subsidiaries is a party to any action or proceeding for assessment or collection of material Taxes and no such event has been asserted or, to the knowledge of Royal, threatened against Royal or any of the Royal Subsidiaries or any of their respective assets.

For all periods ended on and after December 31, 2001, true and complete copies of (i) all relevant portions of material Tax audit reports, assessments, reassessments, statements of deficiencies, communications, settlements or other agreements relating to Taxes received by Royal or the Royal Subsidiaries or on behalf of Royal or any Royal Subsidiary from a Governmental Entity or sent by or on behalf of Royal or any Royal Subsidiary to a Governmental Entity, and (ii) all material federal, provincial, state, local or foreign Returns for Royal or any Royal Subsidiary have been made available by Royal for inspection by Purchaser.

Neither Royal nor any of the Royal Subsidiaries has (i) engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011 4(b), or any transaction that is the same as or substantially similar to one of the types of transactions referred to as “listed transactions” in Treasury Regulation Section 1.6011 4(b)(2), (ii) has ever been a member of a consolidated, combined, unitary or aggregate group of which Royal or Royal Plastics Group (USA) Limited was not the ultimate parent company, (iii) been the “distributing company” or the “controlled company” (in each case, within the meaning of Section 355(a)(l) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, (iv) has ever been a “United States real property holding company” within the meaning of Section 897 of the Code, or (v) any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, in accordance with any contractual obligation, or otherwise for any Taxes of any person other than Royal or any of the Royal Subsidiaries.

Neither Royal nor any of the Royal Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Effective Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Law) executed on or prior to the Effective Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Law); (iv) installment sale or open transaction disposition made on or prior to the Effective Date; or (v) prepaid amount received on or prior to the Effective Date.

Except as set forth in Section 3.1(m) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or foreign Law).

Royal and each of the Royal Subsidiaries has duly and timely withheld or collected and remitted to the appropriate Governmental Entity (or are properly holding for such timely payment) all material Taxes and other amounts required by Law to be withheld or collected by it.

Neither Royal nor any of the Royal Subsidiaries is party to or bound by any material agreement, arrangement or practice with respect to Taxes (including Tax sharing agreements with any taxing authority).

Except as set forth in Section 3.1(m) of the Disclosure Letter, none of Royal or any of the Royal Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Return covering any Taxes for which Royal or any of the Royal Subsidiaries is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which Royal or any of the Royal Subsidiaries is or may be liable, (iii) Royal or any of the Royal Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes, or (iv) any Governmental Authority may assess or collect Taxes for which Royal or any of the Royal Subsidiaries is or may be liable.

Since January 1, 2005, Royal and the Royal Subsidiaries have not undertaken any reorganizations of Royal and the Royal Subsidiaries or entered into any transaction or series of transactions that, to the knowledge of Royal, would have the effect of preventing Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal at the Effective Time.

(n)	Absence of Certain Changes and Events. Except as set forth in Section 3.1(n) of the Disclosure Letter or as disclosed in the interim financial statements for the period ended March 31, 2006 included in the Public Disclosure Documents, since December 31, 2005, the business of Royal and each of the Royal Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been (i) any event, occurrence or development of a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Royal, (ii) any material revaluation by Royal of any of its or any of the Royal Subsidiaries’ assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable, or any material sale of assets of Royal or any Royal Subsidiary other than in the ordinary course of business, (iii) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Royal or any of the Royal Subsidiaries, (iv) any Material Contract cancelled, terminated or materially and adversely modified, (v) the sale, lease, transfer, assignment or other disposition of any material business, business line, asset, property or other right of Royal or a Royal Subsidiary; or (vi) any event or action that if taken after the date hereof would be prohibited by any of Sections 5. l(a)(i) through (vii) or Section 5.1(c).

(o)	Environmental. Except as disclosed in Section 3.1(o) of the Disclosure Letter, all operations of Royal and each of the Royal Subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws, there is no material Environmental Condition present at any property currently or, to the knowledge of Royal, formerly owned, leased, occupied or used by Royal or any of the Royal Subsidiaries, and neither Royal nor any of the Royal Subsidiaries is subject to: (i) any current or, to the knowledge of Royal, proposed proceeding, application, order, directive, complaint or, to the knowledge of Royal, investigation, in any such case, which relates to human health or safety or the environment, or relating to Hazardous Substances, and which may require any material work, repairs, construction or expenditures; (ii) any demand, notice or, to the knowledge of Royal, investigation, with respect to the breach of any Environmental Laws applicable to Royal or any Royal Subsidiary; or (iii) any changes to the terms of, or proceeding of any Governmental Authority with respect to, any Environmental Permits or any review by any Governmental Entity of such Environmental Permits.

(p)	Property.
(i)	Owned Real Property. Section 3.1(p)(i) of the Disclosure Letter sets forth a correct list (including street address and indication of the manner in which such real property is used) of all tracts of real property in which Royal or any Royal Subsidiary has a fee simple interest (the “Owned Real Property”).

(ii)	Leased Real Property. Section 3.1(p)(ii) of the Disclosure Letter sets forth a correct list (including street address and indication of the manner in which such real property is used) of all tracts of real property in which Royal or any Royal Subsidiary has a leasehold interest (the “Leased Real Property”). Prior to the date hereof, Royal has provided to Purchaser true and complete copies in all material respect of all leases in respect of the Leased Real Property (“Real Property Leases”) and written disclosure of any oral agreements with respect to, or relating to, the Real Property

Leases. The Real Property Leases are all presently in full force and effect and are the entire agreement in all material respects between Royal or the applicable Royal Subsidiary and the other parties thereunder. Royal and each Royal Subsidiary is not in breach in any material respect of its duties and obligations under the Real Property Leases as of the date hereof. To the knowledge of Royal, there are no material defaults by any of the other parties under any of the Real Property Leases, or any existing conditions that could become material defaults with the passage of time.

(iii)	Title to Real Property; Liens. Except as set forth in Section 3.1(p)(iii) of the Disclosure Letter, Royal and each of the Royal Subsidiaries has good and marketable title to the Owned Real Property and valid leasehold interests in the Leased Real Property, in each case, free and clear of any Liens other than Permitted Liens.

(iv)	Tangible Personal Property. The Tangible Personal Property, in the aggregate, is in good operating condition, ordinary wear and tear excepted, and is sufficient to operate the businesses of Royal and each Royal Subsidiary as currently operated in the ordinary course of business. Royal and each Royal Subsidiary owns good and marketable title to its respective items of Tangible Personal Property that are not subject to a Personal Property Lease, free and clear of any Liens other than those described in Section 3.1(p)(iv) of the Disclosure Letter.
(q)	Employment Agreements.
(i)	Except as disclosed in Section 3.1(q)(i) of the Disclosure Letter, Royal or any of the Royal Subsidiaries is not a party to or bound or governed by, any contracts of employment (written or oral) including, without limitation, any employment, retention or change of control agreement with any current or former director, officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any current or former director, officer or senior employee of Royal or any of the Royal Subsidiaries (for purposes of this Agreement, “senior employee” shall mean any employee who receives or formerly received from Royal or any Royal Subsidiary an annual salary in excess of $150,000); except for those employment contracts disclosed in Section 3.1(q)(i) of the Disclosure Letter there are no contracts of employment (written or oral) which are not terminable on the giving of reasonable notice in accordance with applicable law, nor are there any management agreements, retention bonuses or Employment Contracts providing for cash or other compensation or benefits upon the consummation of the Transaction contemplated by this Agreement.

(ii)	Except for the Royal Plans or as disclosed in Section 3.1(q)(ii) of the Disclosure Letter, Royal and the Royal Subsidiaries are not a party to, or bound by, nor does Royal or any of the Royal Subsidiaries have any material liability or contingent liability with respect to any employment policies or plans, whether written or unwritten, funded or unfunded, or formal or informal.

(iii)	Except as specified in Section 3.1(q)(iii) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries is a party to any labor or Collective Agreement. Current and complete copies of all Collective Agreements have been provided to Purchaser.

(iv)	No Collective Agreement is currently being negotiated or is currently subject to negotiation or renegotiation by Royal or any of the Royal Subsidiaries with respect to the Employees.

(v)	Except as specified in Section 3.1(q)(v) of the Disclosure Letter, no employees of Royal or any Royal Subsidiary are represented by any labor organization and, to the knowledge of Royal, no labor organization or group of employees of Royal or any Royal Subsidiary has made a pending demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations board, tribunal or authority and there are no threatened or apparent union organizing activities involving Royal or any Royal Subsidiary involving Employees not already covered by Collective Agreements.

(vi)	There are no (A) outstanding or, to the knowledge of Royal, threatened unfair labor practice charges, grievances, complaints or applications pending or threatened, or (B) complaints, charges or claims against Royal or any Royal Subsidiary pending, or threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Royal or any of the Royal Subsidiaries, or (C) strike(s) or lockout(s) occurring or, to the knowledge of Royal, threatened at Royal or any of the Royal Subsidiaries. To the knowledge of Royal, there are no events or circumstances that could reasonably be expected to result in a strike, work stoppage, lock-out or other labour dispute affecting Royal or any of the Royal Subsidiaries.

(vii)	None of Royal or any of the Royal Subsidiaries is in material violation of any provision under any Collective Agreement.

(viii)	None of Royal or any of the Royal Subsidiaries has any labour relations problems that could reasonably be expected to materially adversely affect the value of Royal or any of the Royal Subsidiaries or lead to an interruption of their respective operations at any location. None of Royal or any of the Royal Subsidiaries has engaged in any unfair labour practices and, during the past five years, there has not been any strike, lock-out, work stoppage, or other material labour dispute involving Royal or any of the Royal Subsidiaries. None of Royal or any of the Royal Subsidiaries has engaged in any plant closing or employee lay-off activities within the past five years that would violate or in any way subject Royal or any of the Royal Subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.
(r)	Compliance with Laws. Except as set forth in Section 3.1(r) of the Disclosure Letter, Royal and the Royal Subsidiaries have complied in all material respects and are complying with and are not in material violation of any applicable Laws.

(s)	Intellectual Property Assets. Royal and the Royal Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property which is material to the conduct of the business of Royal and the Royal Subsidiaries taken as a whole, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgments, decrees, covenants or agreements adversely affecting or limiting Royal’s and the Royal Subsidiaries’ use thereof or rights thereto. Section 3.1(s) of the Disclosure Letter contains a complete and correct list of all of the following that are owned or used by Royal or a Royal Subsidiary: (a) registered Intellectual Property, (b) pending patent applications or other applications for registrations of other Intellectual Property, (c) material computer software (other than mass marketed software purchased or licensed for less than a cost of $500,000), and (d) material trade or corporate names, Internet domain names and material unregistered trademarks and service marks. Except as set forth in Section 3.1(s) of the Disclosure Letter, Royal or a Royal Subsidiary owns all right, title and interest in and to the Intellectual Property set forth in Section 3.1(s) of the Disclosure Letter, free and clear of all material Liens, and such Intellectual Property is valid and subsisting and not subject to any outstanding orders, judgments, decrees, covenants or agreements adversely affecting or limiting Royal’s and the Royal Subsidiaries’ use thereof or rights thereto. To the knowledge of Royal, Royal and the Royal Subsidiaries have not infringed, misappropriated or violated in any material respect any third party Intellectual Property. Except as set out in

Section 3.1(k), no third party has challenged the validity, enforceability or ownership of, any of the Intellectual Property that Royal or a Royal Subsidiary owns or uses in the conduct of its business and no third party has alleged infringement or misappropriation of third party intellectual property by Royal or a Royal Subsidiary. Royal and the Royal Subsidiaries have taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of Royal’s and the Royal Subsidiaries’ trade secrets, confidential information and information received from third persons which Royal or the Royal Subsidiaries are obligated to treat as confidential. No material Contract relating to Intellectual Property to which Royal or any Royal Subsidiary is a party is either unenforceable or impaired, and neither Royal nor any Royal Subsidiary nor any counterparty to any such Contract is in material breach of such Contract, or has repudiated the Contract or given notice of an intention to terminate, cancel, fail to renew or change the terms of such Contract, and to the knowledge of Royal, all Intellectual Property rights obtained or used by Royal or a Royal Subsidiary pursuant to such a Contract are valid and subsisting and not subject to any outstanding order, judgment, decree, covenant or agreement adversely affecting or limiting the use thereof.

(t)	Material Contracts. Royal has made available to Purchaser true, correct and complete copies of all of the following Contracts to which Royal or any of the Royal Subsidiaries is a party or by which any of them is bound (collectively, the “Material Contracts”): (i) Contracts with any current or former officer or director or ten-percent shareholder of Royal; (ii) Contracts (A) for the sale of stock or assets of Royal or any Royal Subsidiary, or for the acquisition of stock, businesses or assets of others (by merger or otherwise), other than Contracts for the sale or purchase of inventory or supplies entered into in the ordinary course of business or (B) for the grant to any person of any preferential rights to purchase any of its assets except in the ordinary course of business; (iii) Contracts which restrict Royal or any Royal Subsidiary from competing in any line of business or with any person in any geographic area (other than obligations to current exclusive distributors of Royal or any Royal Subsidiary with respect to products and geographic territories currently in place with such distributors); (iv) indentures, credit agreements, security agreements, mortgages, guarantees, promissory notes and other contracts relating to the borrowing a material amount of money; (v) any Contracts with a customer or supplier required by the terms of Section 3.1(x) to be listed in Section 3.1(x) of the Disclosure Letter; (vi) Real Property Leases; (vii) all Contracts pursuant to which Royal or any Royal Subsidiary is obligated to provide indemnification to a current or former director, officer or employee; (viii) joint defense agreements in respect of any pending or threatened material litigation; (ix) any tolling agreement pursuant to which Royal or any Royal Subsidiary has agreed to toll the statute of limitations for purposes of bringing a material claim against Royal or a Royal

Subsidiary; (x) Contracts with respect to any consultant or consulting firm engaged by Royal or a Royal Subsidiary providing for expenditures by Royal or a Royal Subsidiary in excess of $500,000; and (xi) all other Contracts entered into outside of the ordinary course of business and which are material to Royal. All of the Material Contracts are in full force and effect and are the legal, valid and binding obligation of Royal and/or the Royal Subsidiaries, enforceable against them in accordance with their respective terms, subject to the Enforceability Exceptions. Except as specified in Section 3.1(t) of the Disclosure Letter, neither Royal nor any Royal Subsidiary is in breach or default in any material respect under any Material Contract nor, to the knowledge of Royal, is any other party to any Material Contract in breach or default thereunder in any material respect.

(u)	Benefit Plans. Section 3.1(u) of the Disclosure Letter sets forth a true, correct and complete list of all the employee benefit plans (as that phrase is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained or contributed to (or to which Royal or any of the Royal Subsidiaries has any obligation to contribute) for the benefit of any current or former employee, officer or director of Royal or any Royal Subsidiary (“Royal ERISA Plans”) and any other benefit or compensation plan, program or arrangement (including individual contracts, employee agreements, arrangements, stock purchase, stock option, stock appreciation, stock incentive, severance, change-in-control, retention, insurance, split-dollar, health, medical, disability, workers compensation, supplemental unemployment, post-employment, pension, savings, retirement, profit sharing, fringe, multi-employer, collective bargaining, bonus, incentive, deferred compensation, and any other employee benefit plan, agreement, program or other arrangement (including any funding mechanism therefor now in effect or required in the future as a result of the Transaction or otherwise)) maintained or contributed to (or to which Royal or any Royal Subsidiary has any obligation to contribute) for the benefit of any current or former employee, officer or director of Royal or any Royal Subsidiary, whether or not subject to ERISA but excluding all statutory plans with which Royal is required to comply (including, without limitation, the Canada Pension Plan or Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and unemployment insurance legislation) (Royal ERISA Plans and such other plans being referred to collectively as “Royal Plans”). Neither Royal nor any of the Royal Subsidiaries has any liability with respect to any plan, program or arrangement of the type described in the preceding sentence other than the Royal Plans.

Royal has furnished or made available to Purchaser a true, correct and complete copy of all written Royal Plans, a written description of any Royal Plan for which there is no written document, and (to the extent applicable) all determination letters from the IRS with respect to any

Royal Plan that is intended to be a “qualified plan” under the Code, all trust agreements, insurance contracts, summary plan descriptions and other documents relating to the funding or payment of benefits under any Royal Plan and the three most recent annual reports or information returns, financial statements and actuarial valuations with respect to each Royal Plan and any reports, statements, valuations, returns and correspondence for each of the last six years which disclose a material effect on premiums, contributions, refunds, deficits or reserves in respect of any Royal Plan. Except as specified in Section 3.1(u) of the Disclosure Letter:
(i)	no Royal ERISA Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” with the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code and neither Royal nor any Royal Subsidiary nor any entity that is treated as a single employer with Royal or a Royal Subsidiary pursuant to Section 414(b),(c), (m), or (o) of the Code currently maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, nor has previously maintained or contributed to any such Plan that has resulted in any liability or potential liability for Royal or any Royal Subsidiary under said Title IV;

(ii)	no Royal Plan promises or provides retiree health benefits or retiree life insurance benefits or any other post-retirement health and welfare benefits to any person (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state law);

(iii)	no Royal Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit or the acceleration or increase in any funding obligation in respect thereof by reason of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

(iv)	neither Royal nor any of the Royal Subsidiaries has an obligation to adopt any new pension, benefit or compensation plan, program or arrangement or, except as required by law, the amendment of an existing Royal Plan;

(v)	each Royal ERISA Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code (or, alternatively, if such Royal ERISA Plan is maintained pursuant to the adoption of a master or prototype plan document, the National Office of the IRS has issued an opinion letter to the effect that the form of the master or prototype plan document is acceptable for the implementation of a qualified retirement plan), and nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to affect the qualified status of such Royal ERISA Plan;

(vi)	no event has occurred respecting any registered Royal Plan which would result in the revocation of the registration of such Royal Plan (where applicable) or entitle any person or entity (without the consent of Royal or a Royal Subsidiary, as applicable) to wind-up or terminate any Royal Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Royal Plan;

(vii)	as of the date of the most recent applicable actuarial report, there are no unfunded liabilities in respect of any Royal Plan that provides pensions, superannuation benefits or retirement savings, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies and, to the knowledge of Royal, no circumstances exist or events have occurred that would have a material adverse impact on the funded status of such plans, as represented in the most recent applicable actuarial report;

(viii)	each Royal Plan is, and has been, established, registered (where applicable), qualified, amended, funded, administered and invested in material compliance with its terms and no inconsistent representation or interpretation has been made to any Royal Plan participant, and each Royal Plan also has been operated and is currently in material compliance with the requirements of all applicable Law and with the terms of any applicable Collective Agreement, and no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code (other than prohibited transactions for which a statutory or regulatory exemption applies) has occurred with respect to any Royal ERISA Plan;

(ix)	Royal and the Royal Subsidiaries have complied with all of their obligations in respect of the Royal Plans and Royal has no knowledge of any default or violation of any other person or entity in relation to obligations under any Royal Plan;

(x)	neither Royal nor any Royal Subsidiary or members of their “controlled group” (determined in accordance with the provisions of Section 414 (b), (c), (m) or (o) of the Code) has incurred any direct or indirect liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Royal ERISA Plan or any other retirement plan or arrangement, and no fact or event exists that could reasonably be expected to give rise to any such liability;

(xi)	no lawsuit or complaint against, by or relating to any Royal Plan or any fiduciary, as defined in Section 3(21) of ERISA, of any Royal Plan has been filed or is pending, and Royal is not aware of any claims relating to any Royal Plan, other than routine claims for benefits arising in the ordinary course of plan administration and no Taxes, penalties or fees are owing or exigible under or in relation to any Royal Plan;

(xii)	all required payments, contributions (including all employer contributions and employee salary reduction contributions) or insurance premiums that are or have come due have been paid with respect to each Royal Plan in a timely fashion in accordance with the terms of the Royal Plan and applicable Laws, and all required contributions or insurance premiums for any period ending on or before the Effective Time that are not yet due have been paid with respect to each such Royal Plan or accrued, in each case in accordance with the past custom and practice of Royal and the Royal Subsidiaries and no Taxes, penalties or fees are owing or exigible under or in relation to any Royal Plan;

(xiii)	all contributions required to be paid with respect to workers’ compensation arrangements of Royal and the Royal Subsidiaries have been made or accrued, in each case in accordance with the past custom and practice of Royal and the Royal Subsidiaries;

(xiv)	there are no entities other than Royal or a Royal Subsidiary participating in any Royal Plan; and

(xv)	none of the Royal Plans, or any insurance contact relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Royal Plan or any insurance contract relating thereto.
(v)	Insurance. Set forth in Section 3.1(v) of the Disclosure Letter is a list of all insurance policies under which Royal or any Royal Subsidiary is an insured party (including policies providing property, fire, theft, casualty, directors’ and officers’ liability, errors and omissions, liability and workers’ compensation coverage) (the “Insurance Policies”), which are in full force and effect in all material respects. All premiums due in respect of the Insurance Policies have been paid by Royal or an affiliate and Royal or the applicable affiliates are otherwise in compliance with the terms of such policies. The assets of Royal and the Royal Subsidiaries are insured at replacement cost against loss or damage by fire or other risks as set forth in the policies, subject to the applicable limits of such policies. To the knowledge of Royal, there has not been any threatened termination of, pending premium increase (other than with respect to customary annual premium increases) with respect to, or alteration of coverage under, any Insurance Policy. Except as set forth in Section 3.1(v) of the Disclosure Letter, there are no pending claims against the Insurance Policies as to which the applicable insurer has denied liability and there exist no material claims that have not been timely submitted by Royal or any Royal Subsidiary, as applicable, to the applicable insurer.

(w)	Relationships with Related Persons. Except as described in Section 3.1(w) of the Disclosure Letter, to the knowledge of Royal, no current or former officer or director of Royal possesses, directly or indirectly, any controlling interest in any corporation, firm, partnership, association or business organization that is a client, supplier, customer, lessor, lessee, creditor, borrower, debtor or contracting party with Royal or any Royal Subsidiary (except as a shareholder holding less than a one percent (1%) interest in a corporation whose shares are traded on a national or regional securities exchange or in the over-the-counter market). Except as described in Section 3.1(w) of the Disclosure Letter, each of the arrangements or agreements set forth in Section 3.1(w) of the Disclosure Letter is terminable by Royal at any time, without premium or penalty and without requirement of advance notice that exceeds thirty days.

(x)	Customers and Suppliers. Set forth in Section 3.1(x) of the Disclosure Letter is a correct and complete list of each customer and supplier of Royal or any Royal Subsidiary with which Royal or any Royal Subsidiary has done more than $10,000,000 worth of business within the past twelve months. Except as set forth in Section 3.1(x) of the Disclosure Letter, none of Royal’s customers accounted for more than five percent of Royal’s consolidated revenues during the twelve months preceding the date of this Agreement. Neither any such customer nor any such supplier listed in Section 3.1(x) of the Disclosure Letter has indicated that it intends to terminate or materially and adversely modify its relationship with Royal or any Royal Subsidiary.

(y)	No Corrupt Practices. Neither Royal nor any Royal Subsidiary has paid or offered to pay anything of value, directly or indirectly, to any official of any government or political party for the purpose of obtaining or retaining business, or for any other improper purpose which would result in material liability to Royal or a Royal Subsidiary.

(z)	Brokers. Except for Deutsche Bank, Scotia Capital Inc. and BMO Nesbitt Burns Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Royal in connection with this Agreement or the Transaction. Royal has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Purchaser.
3.2 Survival of Representations and Warranties
     The representations and warranties of Royal contained in this Agreement shall expire and be terminated at the Effective Time.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.1 Representations and Warranties
     Purchaser hereby represents and warrants to and in favour of Royal as follows and acknowledges that Royal is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)	Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the completion by Purchaser of the Transaction have been duly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transaction. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(b)	No Violations.
(i)	Neither the execution and delivery of this Agreement by Purchaser nor the completion of the Transaction nor compliance by Purchaser with any of the provisions hereof or thereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) Purchaser’s articles of incorporation or (B) any material contract or other instrument or obligation to which Purchaser is a party or to which its properties or assets, may be subject or by which Purchaser is bound and, in each case, individually or in the aggregate, would materially adversely affect Purchaser’s ability to perform its obligations under this Agreement.

(ii)	Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (1) there is no legal impediment to the completion of the Transaction by Purchaser, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Purchaser in connection with the completion of the Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the completion of the Transaction by Purchaser.
(c)	Financing. On the date hereof, Purchaser delivered to Royal a true and correct executed copy of the Commitment Letter in the form previously provided to Royal. The Commitment Letter is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser under the Commitment Letter. As of the date hereof, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter. In addition, assuming that all information provided by Royal and/or its advisors relating to the calculation was accurate and complete, as of March 31, 2006, on a pro forma basis (pro forma for the closing of the transactions contemplated herein and in the financing contemplated by the Commitment Letter, including, without limitation, application of proceeds from planned divestitures, sale of real estate and anticipated pre-closing cash flow) the combined entity was in compliance with the “leverage test” set forth in the Commitment Letter.

(d)	Solvency. Assuming that Royal and its subsidiaries are Solvent on the Effective Date immediately prior, and without giving effect to, the transactions contemplated by this Agreement, Royal and its subsidiaries will be Solvent on the Effective Date, after giving effect to the transactions contemplated by this Agreement and the incurrence of any financings in connection therewith.
4.2 Survival of Representations and Warranties
     The representations and warranties of Purchaser contained in this Agreement shall expire and be terminated at the Effective Time.

ARTICLE 5
COVENANTS
5.1 Covenants of Royal Regarding the Conduct of Business
     Royal covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, the business of Royal and the Royal Subsidiaries shall be conducted only, and Royal and the Royal Subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice, and Royal shall use all commercially reasonable efforts to maintain and preserve its and the Royal Subsidiaries’ business organization, assets and goodwill, rights, authorizations, franchises and other authorizations issued by Governmental Entities, and relationships with employees, customers, suppliers, distributors, licensors and others having significant business relationships with Royal and the Royal Subsidiaries. Without limiting the generality of the foregoing, except as is otherwise expressly permitted by this Agreement or set forth in Section 5.1 of the Disclosure Letter, or as Purchaser may otherwise consent in writing, in its sole discretion, in the case of matters described in any of clauses (i) through (viii), (x), (xvii), (xx) and (xxii) of paragraph (a) below, paragraphs (b) and (c) below, and paragraph (f) below to the extent relating to any of the foregoing, and as Purchaser may otherwise consent in writing, with such consent not to be unreasonably withheld or delayed, in the case of other matters described in this Section 5.1:
(a)	Neither Royal nor any Royal Subsidiary shall, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine, subdivide or reclassify any shares of its capital stock or equity interests, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) other than to Royal or any wholly-owned Royal Subsidiary (or dividends, distributions or payments to non wholly-owned Royal Subsidiaries in amounts not, in the aggregate, material to Royal); (iii) issue, grant, sell, pledge or encumber, or agree to issue, grant, sell, pledge or encumber any shares of its capital stock or other voting securities or ownership interest (including a phantom interest or other right linked to the price of shares of its capital stock), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of its capital stock or other voting securities or ownership interest (including a phantom interest or other right linked to the price of shares of its capital stock), other than (A) the issuance of Royal Shares issuable pursuant to the terms of the outstanding Royal Options and RSUs, in each case, in accordance with their respective terms as in effect on the date of this Agreement, (B) the grant of Royal Options and RSUs pursuant to the terms of contractual commitments as in effect on the date hereof and set forth in Section 5.1 of the Disclosure Letter, (C) transactions between two or more Royal wholly-owned subsidiaries or between Royal and a Royal wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in Section 5.1 of the Disclosure

Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its or its subsidiaries’ outstanding securities, unless otherwise required by the terms of such securities as described in Section 5.1 of the Disclosure Letter, and other than in transactions between two or more Royal wholly-owned subsidiaries or between Royal and a Royal wholly-owned subsidiary; (v) amend the terms of any of its securities; (vi) adopt a plan of complete or partial liquidation or resolution providing for its complete or partial liquidation or dissolution, or undertake any merger, share exchange, consolidation, amalgamation, restructuring, recapitalization or reorganization; (vii) amend its accounting policies or adopt new accounting policies, in each case except in accordance with GAAP as concurred to by Purchaser’s external auditors, or change its fiscal year; (viii) acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any person or any division thereof or any business; (ix) acquire, directly or indirectly, any assets, except for purchases of inventory and supplies in the ordinary course of business consistent with past practice and except for maintenance capital expenditures, reasonable equipment productivity improvement capital expenditures and capital expenditures for such of the projects listed in Section 5.1 of the Disclosure Letter under the heading “Potential Programs” as Purchaser may approve after the date of this Agreement pursuant to Section 5.1(h) below; (x) other than pursuant to Contracts as in effect on the date hereof set forth in Section 5.1 of the Disclosure Letter, sell or otherwise transfer (by merger, amalgamation, consolidation, sale of stock or assets or otherwise), whether in one transaction or a series of related transactions, any Royal Subsidiary, or any division or business of Royal or a Royal Subsidiary; (xi) other than pursuant to Contracts as in effect on the date hereof, and other than sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice, sell, lease, license (as licensor or licensee), assign, encumber or otherwise transfer, whether in one transaction or a series of related transactions, any assets or rights; (xii) incur, assume, guarantee or otherwise become responsible for any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any keep-well or other arrangements to maintain the financial condition of any other person, other than short-term borrowings in the ordinary course of business and in amounts and on terms consistent with past practice, or grant any security interest in or other pledge of any of its assets; (xiii) make any loan, advance or capital contribution to, or investment in, any person, other than loans, advances or capital contributions to or investments in its wholly-owned Royal Subsidiaries (and loans, advances or capital contributions to, or investments in, non wholly-owned Royal Subsidiaries in amounts not, in the aggregate, material to Royal); (xiv)

repay, redeem, repurchase or retire, or otherwise make any payment in respect of, any indebtedness for borrowed money or any debt securities, other than in the ordinary course of business consistent with past practice or as required by the terms of existing Contracts as in effect on the date hereof; (xv) pay, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; (xvi) (A) cancel any material indebtedness, (B) waive, transfer, grant or release any claims or potential claims of material value, (C) waive any benefits of, or agree to modify in any manner, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which Royal or any Royal Subsidiary is a party or of which Royal or any Royal Subsidiary is a beneficiary; (xvii) enter into, cancel, terminate, fail to renew or amend in any material respect any Material Contract or any Contract that would be a Material Contract if in effect on the date hereof (excluding, for purposes of this clause (xvii), Contracts that are Material Contracts by virtue of clauses (vi) or (viii) of the definition of Material Contract); (xviii) enter, into, cancel, terminate, fail to renew or amend in any material respect any Material Contract, or any Contract that would be a Material Contract if in effect on the date hereof, by virtue of clauses (vi) or (viii) of the definition of Material Contract); (xix) unless required by applicable Law, (A) make, change, or revoke any election relating to Taxes, (B) take any action or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Return or the payment of any Tax, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income tax Return for the year ended December 31, 2005, (C) settle or compromise any material Tax claim, assessment, reassessment, audit, investigation, proceeding or controversy, (D) surrender any right to claim a Tax refund, or (E) amend any of its transfer pricing policies; (xx) undertake any reorganizations of Royal or the Royal Subsidiaries or enter into any transaction or series of transactions that would have the effect of preventing Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(l)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other nondepreciable capital property directly owned by Royal at the Effective Time; (xxi) license or commit to license or otherwise acquire or transfer any Intellectual Property or rights in or with respect thereto, other than in the ordinary course of business consistent with past practice; or (xxii) take any action that would, or would reasonably be expected to, prevent or materially impair or delay the ability of Royal to consummate the Transaction;

(b)	Royal and the Royal Subsidiaries shall not take any action that would or would reasonably be expected to, and Royal shall promptly notify Purchaser in writing of any circumstance or development that does, or would reasonably be expected to, (i) cause any of the representations or warranties set forth in Article 3 to be untrue in any material respect (disregarding for this purpose any qualifiers as to “material” or “Material Adverse Effect”), (ii) result in a breach of this Agreement, or (iii) result in a Material Adverse Effect on Royal or any Royal Subsidiary, and Royal shall promptly notify Purchaser in writing of any change in any material fact set forth in any of the Disclosure Letter or the Public Disclosure Documents;

(c)	Other than as is necessary to comply with applicable Laws or as set forth in Section 5.1 of the Disclosure Letter, neither Royal nor any Royal Subsidiary shall grant to any current or former officer, director or employee of Royal or any Royal Subsidiary an increase in compensation in any form (other than, with respect to employees, in the ordinary course of business or, subject to the last sentence of this paragraph (e), in connection with new hires or promotions), make any loan to any current or former officer, director or employee of Royal or any Royal Subsidiary, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to or from, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or affiliates or associates (as such terms are defined in the Exchange Act) other than compensation arrangements in the ordinary course of business, take any action with respect to the grant of any severance or termination pay to or enter into or amend or modify any employment agreement with any current or former officer, director or employee of Royal or any Royal Subsidiary, increase any benefits payable under its current severance or termination pay policies, or adopt or materially amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of Royal or any Royal Subsidiary, and neither Royal nor any Royal Subsidiary shall enter into any union recognition, collective bargaining agreement, works council agreement or similar agreement with any trade union, labor union or representative body. Royal shall not, and shall not permit any Royal Subsidiary to, hire any new senior employees;

(d)	Except as set forth in Section 5.1(d) of the Disclosure Letter, Royal shall not, and shall not permit any Royal Subsidiary to, without the consent of Purchaser, settle or compromise (i) any action, claim or proceeding pending on the date of this Agreement or hereafter brought against it and/or any Royal Subsidiary; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the Transaction; in either such case, to the extent such liability would provide for injunctive relief against or other restriction on the business of Royal or any Royal Subsidiary or any admission by Royal or any Royal Subsidiary of any liability or wrongdoing, or would require payment exceeding $3,000,000 for any individual claim or $10,000,000 in the aggregate;

(e)	Royal shall not amend, modify or terminate any insurance policy of Royal or any Royal Subsidiary and Royal shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Royal or any Royal Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Royal or any Royal Subsidiary shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof;

(f)	Neither Royal nor any Royal Subsidiary shall enter into any agreement, letter of intent, commitment or understanding which is binding and cannot be cancelled, without premium, penalty or requirement of advance written notice that exceeds ninety days, in respect of any of the actions prohibited by the terms of this Section 5.1;

(g)	Royal agrees that, upon request by Purchaser, Royal shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Royal or the Royal Shareholders in any material respect. Purchaser shall provide written notice to Royal of any proposed Pre-Acquisition Reorganization at least five business days prior to the Effective Time. Upon receipt of such notice, Purchaser and Royal shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Purchaser does not acquire all of the Royal Shares, Purchaser shall reimburse Royal for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and

(h)	With respect to each of the potential programs listed in Section 5.1 of the Disclosure Letter under the heading “Potential Programs,” Purchaser will,

upon written request of Royal with respect to an individual program and within five (5) business days after having been provided by Royal with all reasonable detail, including, without limitation, with respect to anticipated cost, requested by Purchaser regarding such potential program, provide Royal with its response as to whether it approves such project. With respect to any such potential program consent for which would be required pursuant to any of clauses (i) through (viii), (x), (xvii), (xx) and (xxii) of paragraph (a) above, paragraph (b) and (c) above, or paragraph (f) above to the extent relating to any of the foregoing, Purchaser may withhold its consent, in its sole discretion and, otherwise, such consent may not be unreasonably withheld.
5.2 Covenants of Royal Regarding the Performance of Obligations
     Royal shall and shall cause the Royal Subsidiaries to perform all obligations required or desirable to be performed by Royal or any Royal Subsidiary under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Royal shall and, where appropriate, shall cause the Royal Subsidiaries to:
(a)	apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Royal or the Royal Subsidiaries, and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities necessary in connection with the Transaction and this Agreement and relating to Royal or the Royal Subsidiaries, and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals and such other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities, including providing Purchaser with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Purchaser to provide its comments thereon; provided that Royal shall not make any commitments, provide any undertakings or assume any obligations, in each case that involve (individually or in the aggregate) in excess of $5,000,000 without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed;

(b)	defend all lawsuits or other legal, regulatory or other proceedings against Royal challenging or affecting this Agreement or the consummation of the Transaction;

(c)	use commercially reasonable efforts to obtain the requisite approvals of the Royal Shareholders to the Transaction including participating in joint presentations to the Royal Shareholders;

(d)	advise Purchaser as reasonably requested, and at least on a daily basis on each of the last seven business days prior to the Royal Meeting, as to the aggregate tally of the proxies and votes received in respect of the Royal Meeting and all matters to be considered at such meeting;

(e)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Royal or the Royal Subsidiaries with respect to the Transaction;

(f)	provide Purchaser with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Transaction without the consent of Purchaser;

(g)	to the extent known to Royal, advise Purchaser in writing of any transaction or event that could reasonably be expected to prevent Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(l)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal at the Effective Time within three days of Royal or the Royal Subsidiary, as the case may be, becoming aware of any such transaction or event; and

(h)	cooperate with Purchaser and take such actions as are reasonably requested by Purchaser to cause such Royal Third Party Debt as is specified by Purchaser to be repaid on the Effective Date.
5.3 Covenants of Purchaser Regarding the Performance of Obligations
     (1) Purchaser shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, co-operate with Royal in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:
(a)	apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and relating to Royal or any of the Royal Subsidiaries that are typically applied for by a purchaser and, in doing so, keep Royal reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Royal with copies of all related applications and notifications excluding any part thereof constituting confidential information (it being hereby acknowledged by the parties that any filings related to any approvals under the Investment Canada Act constitute confidential information), in draft form, in order for Royal to provide its reasonable comments thereon; provided that for greater certainty, nothing contained in this Agreement shall restrict or limit Purchaser from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or shall require Purchaser to make any such commitments, provide any such undertakings or assume any such obligations;

(b)	use all commercially reasonable efforts to assist Royal in obtaining all consents, waivers or approvals pursuant to Contracts required to be obtained in order for the condition in Section 6.2(1)(g) to be satisfied, provided that Purchaser shall not be obligated to pay any break fees or guarantee any obligations in connection with Royal obtaining such consents, waivers or approvals;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the making or completion of the Transaction; and

(d)	carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Purchaser or its subsidiaries with respect to the Transaction.
     (2) Purchaser shall use commercially reasonable efforts to obtain and effectuate the financing contemplated by the Commitment Letter on the terms set forth therein. Purchaser shall give Royal prompt notice of any material breach by any party of the Commitment Letter.
5.4 Mutual Covenants
     Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:
(a)	it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals, and other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities, required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Transaction; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Transaction except as permitted by this Agreement; and

(c)	it shall use its commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein qualified as to materiality shall be true and correct and all of its representations and warranties contained herein not so qualified shall be true and correct in all material respects, in each case, on and as of the Effective Date as if made thereon (other than the representations and warranties specific to a particular date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).
ARTICLE 6
CONDITIONS
6.1 Mutual Conditions Precedent
     The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Purchaser and Royal:
(a)	the Transaction Resolution shall have been approved by 66 2/3% of the votes cast on the Transaction Resolution by the Royal Shareholders present in person or by proxy at the Royal Meeting;

(b)	the Transaction shall have been approved at the Royal Meeting in accordance with any conditions in addition to those set out in Section 6. l(a) which may be imposed by the Interim Order;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in content consistent with this Agreement and in form satisfactory to the Parties acting reasonably;

(e)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

(f)	(i) the Regulatory Approvals shall have been obtained; (ii) any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Transaction shall have been obtained or shall have expired or been terminated, as applicable; and (iii) the approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made, except, in the case of this clause (iii), where the failure to so obtain or make would not have a Material Adverse Effect on Royal or Purchaser; and

(g)	this Agreement shall not have been terminated pursuant to Article 8.
6.2 Additional Conditions Precedent to the Obligations of Purchaser
     (1) The obligations of Purchaser to complete the Transaction shall also be subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent (each of which is for Purchaser’s exclusive benefit and may be waived by Purchaser):
(a)	each agreement and covenant of Royal under this Agreement to be performed on or before the Effective Time shall have been duly performed by Royal in all material respects and Purchaser shall have received a certificate of Royal addressed to Purchaser and dated the Effective Date, signed on behalf of Royal by two senior executive officers of Royal (on Royal’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	(i) the representations and warranties of Royal that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date hereof and as of the Effective Time; and (ii) the representations and warranties of Royal not so qualified shall be true and correct in all material respects, in each case on the date hereof and as of the Effective Time as if made on and as of such time (except, in each case, to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct or true and correct in all material respects, as applicable, to such extent as of such earlier date); and Purchaser shall have received a certificate of Royal addressed to Purchaser and dated the Effective Date, signed on behalf of Royal by two senior executive officers of Royal (on Royal’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	the Board of Directors of Royal shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Royal and the Royal Subsidiaries to permit the consummation of the Transaction;

(d)	there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, any Material Adverse Effect on Royal;

(e)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other person, or any adverse development in any Proceeding that is pending against Royal or any Royal Subsidiary as of the date hereof: (i) that would reasonably be expected to prohibit or restrict the acquisition by Purchaser of any Royal Shares, that would reasonably be expected to restrain or prohibit the consummation of the Transaction or seeking to obtain from Royal or Purchaser any material damages directly or indirectly in connection with the Transaction, (ii) that would reasonably be expected to prohibit or materially limit the ownership or operation by Purchaser of Royal or any material portion of the business or assets of Royal or any of the Royal Subsidiaries or to compel Purchaser to dispose of or hold separate any portion of the business or assets of Royal or any of the Royal Subsidiaries, (iii) that would reasonably be expected to impose limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, any Royal Shares, including the right to vote the Royal Shares to be acquired by them on all matters properly presented to the shareholders of Royal, (iv) that would reasonably be expected to prohibit Purchaser from effectively controlling in any material respect the business or operations of Royal or any of the Royal Subsidiaries or (v) which arises after the date of this Agreement and is reasonably likely to have a Material Adverse Effect on Royal or Purchaser;

(f)	Holders of Royal Shares shall not have exercised the Dissent Rights or similar rights, and shall not have instituted proceedings to exercise the Dissent Rights or similar rights, in connection with the Transaction (other than holders of Royal Shares representing, in the aggregate, not more than 10% of the outstanding Royal Shares);

(g)	all consents and waivers from any Persons (other than Governmental Entities) required under the terms of any of the Material Contracts with respect to the acquisition of control by Purchaser, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Purchaser acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect on Royal;

(h)	other than the Regulatory Approvals, all other consents, waivers, Permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain would render completion of the Transaction unlawful or which would reasonably be expected to have a Material Adverse Effect on Purchaser and/or Royal, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Purchaser and/or Royal;

(i)	the board of directors of Royal shall not have approved or recommended any Acquisition Proposal;

(j)	no person other than Purchaser shall have entered into a definitive agreement or an agreement in principle with Royal with respect to an Acquisition Proposal;

(k)	all of the directors of Royal shall have resigned from Royal effective as of the Effective Time;

(l)	none of a Market MAC, Royal’s breach of Section 7.7 or any of its other material agreements and covenants contained herein, or a material variance in Royal and the Royal Subsidiaries’ financial performance from that anticipated as of the date hereof, shall have resulted in Purchaser failing to receive funds in the amount contemplated by the Commitment Letter pursuant to its terms; and

(m)	Purchaser shall have been provided “payoff letters from the providers of Royal Third Party Debt that is bank debt in form and content satisfactory to Purchaser.
     (2) Purchaser may not rely on the failure to satisfy any of the conditions precedent in Section 6.1 or Section 6.2 if the condition precedent was not satisfied principally as a result of a material default by Purchaser in complying with its obligations under this Agreement.
6.3 Additional Conditions Precedent to the Obligations of Royal
     (1) The obligations of Royal to complete the Transaction shall also be subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of Royal and may be waived by Royal):

(a)	each agreement and covenant of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Royal shall have received a certificate of Purchaser addressed to Royal and dated the Effective Date, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	(i) the representations and warranties of Purchaser that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date hereof and as of the Effective Time; and (ii) the representations and warranties of Purchaser not so qualified shall be true and correct in all material respects, in each case on the date hereof and as of the Effective Time as if made on and as of such time; and Royal shall have received a certificate of Purchaser addressed to Royal and dated the Effective Date, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	the board of directors of Purchaser shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Purchaser to permit the consummation of the Transaction; and

(d)	Purchaser shall have deposited the aggregate cash purchase price payable under the Transaction for the Royal Shares, Royal Options and RSUs with the Depositary.
     (2) Royal may not rely on the failure to satisfy any of the conditions precedent in Section 6.1 or Section 6.3 if the condition precedent was not satisfied principally as a result of a material default by Royal in complying with its obligations in this Agreement.
6.4 Satisfaction, Waiver and Release of Conditions
     The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Purchaser and Royal, a Certificate of Arrangement in respect of the Transaction is issued by the Director.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1 Non-Solicitation
     (1) Except as otherwise provided in this Article 7, Royal shall not, directly or indirectly, through any officer, director, employee, representative, lawyer, banker, financial advisor or other agent of Royal or any of the Royal Subsidiaries, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, or amend or waive the terms of any standstill or confidentiality agreement with respect to any person in any manner that would facilitate the making or implementation of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the recommendation to Royal Shareholders of the Board of Directors of Royal of the Transaction, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for payment of any break, termination or other fees or expenses to any person in the event Royal consummates the Transaction; provided that, subject to the further provisions of this Article 7, nothing contained in this Agreement shall prevent the Board of Directors of Royal, at any time prior to approval of the Transaction Resolution by the Royal Shareholders, from considering, negotiating, entering into a confidentiality agreement and providing information pursuant to Section 7.1(4), accepting, approving, recommending to Royal Shareholders or entering into an agreement, understanding or arrangement in respect of a bona fide, written Acquisition Proposal received after the date hereof that:
(a)	contemplates the acquisition, directly or indirectly, of all or substantially all of the outstanding Royal Shares or all or substantially all of the assets of Royal and the Royal Subsidiaries;

(b)	did not result from a breach of this Section 7.1; and

(c)	in respect of which the Board of Directors of Royal determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that (A) such Acquisition Proposal will, at the time of Royal’s entering into a definitive agreement in respect thereof, be financed (to at least the extent that the Transaction is financed as of the date hereof as set forth in the Commitment Letter), (B) there is a substantial likelihood that the transactions contemplated by the Acquisition Proposal will be consummated in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (C) such Acquisition Proposal is more favourable to Royal Shareholders, from a financial point of view, than the Transaction (taking into account any changes to the financial terms of the Transaction proposed by Purchaser in response to such Acquisition Proposal or otherwise), such that acceptance of such Acquisition Proposal is necessary to fulfill the fiduciary duties of the Board of Directors of Royal to the Royal Shareholders

(any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

     (2) Royal shall, and shall cause the officers, directors, employees, representatives, lawyers, bankers, financial advisors and agents of Royal and the Royal Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal, and shall promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of a potential transaction in respect of Royal to return or destroy all confidential information heretofore furnished by Royal or any of the Royal Subsidiaries to such person, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including using commercially reasonable efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.
     (3) Royal shall promptly notify Purchaser of, at first orally and then in writing, and promptly provide to Purchaser a copy of, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Royal or any Royal Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of Royal or any Royal Subsidiary by any person that informs Royal or such Royal Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making such Acquisition Proposal and such other details of the proposal or inquiry as Purchaser may reasonably request. Royal shall (i) keep Purchaser fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide to Purchaser copies of all correspondence and other written material sent or provided to Royal by any person in connection with any Acquisition Proposal or inquiry or sent or provided by Royal to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.
     (4) If Royal receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Royal determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Royal may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement (including a standstill provision no less stringent than the standstill provision set forth in the Confidentiality Agreement), provide such person with access to information regarding Royal, acting reasonably; provided, however that Royal sends a copy of any such confidentiality agreement to Purchaser immediately upon its execution and Purchaser is immediately provided with a list and copies of all information provided to such person not previously provided to Purchaser and is immediately provided with access to information similar to that which was provided to such person.
     (5) Royal shall notify Purchaser immediately upon its Board of Directors making any determination of the type described in clause (c) of paragraph 1 above and,

notwithstanding any other term or provision of this Article 7 to the contrary, may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, (i) it has provided Purchaser with a copy of the documents related to the Acquisition Proposal that has been determined to be a Superior Proposal, (ii) not less than 8 business days shall have elapsed from the date Purchaser received written notice advising that Royal’s Board of Directors has made the determination described in clause (c) of paragraph 1 above, specifying the terms and conditions of the Superior Proposal and the person making the Superior Proposal, and Royal shall have complied with its obligations set forth in paragraph 6 below, and (iii) Royal has previously or concurrently will have paid to Purchaser the termination fee set forth in Section 7.2 and terminated this Agreement pursuant to Section 8.2(l)(g).
     (6) During the above-described 8 business day period, Royal agrees that Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Royal will review and negotiate in good faith (and promptly make its financial and legal advisors available to negotiate in good faith) any offer by Purchaser to amend the terms of this Agreement in good faith in order to determine whether Purchaser’s offer as so revised would result in the Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Royal so determines, it will enter into an amended agreement with Purchaser reflecting Purchaser’s amended proposal. If the Board of Directors of Royal continues to believe, in good faith after consultation with its financial advisors and outside counsel, that the Superior Proposal remains a Superior Proposal, then it shall promptly notify Purchaser of such determination. Each successive modification of a Superior Proposal shall constitute a new Superior Proposal for purposes of this paragraph 6, initiating a new 8 business day notice and negotiation period.
     (7) Royal shall ensure that its officers and directors and those of the Royal Subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section, and it shall be responsible for any breach of this Section by any such person or its advisors or representatives.
     (8) Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Royal from (i) making any disclosure of an Acquisition Proposal to the Royal Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Royal, after consultation with outside counsel, such disclosure is necessary for the Board of Directors of Royal to fulfill its fiduciary duties to the Royal Shareholders or is otherwise required under applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 7.1(4).
     (9) Nothing contained in this Section 7.1 shall limit in any way the obligation of Royal to convene and hold the Royal Meeting in accordance with Section 2.2 of this Agreement unless this Agreement is terminated in accordance with Article 8.

7.2 Agreement as to Damages
     Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, if after the execution of this Agreement the Transaction is not consummated because (a) (i) Purchaser or Royal terminates this Agreement pursuant to Section 8.2(c), (ii) prior to the date of the Royal Meeting an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to the date of the Royal Meeting, and (iii) concurrently with such termination, or within 12 months after such termination, Royal enters into an agreement with respect to such Acquisition Proposal (or with respect to another Acquisition Proposal negotiated with the proponent of such Acquisition Proposal, or an affiliate of such proponent), or submits such Acquisition Proposal (or another Acquisition Proposal made or publicly announced by the proponent of such Acquisition Proposal, or an affiliate of such proponent) to its shareholders, or such Acquisition Proposal (or another Acquisition Proposal made or publicly announced by the proponent of such Acquisition Proposal, or an affiliate of such proponent) is consummated; (b) a bona fide Acquisition Proposal shall have been made to the Royal Shareholders and after such Acquisition Proposal shall have been made, this Agreement is terminated pursuant to Section 8.2(l)(d) or Section 8.2(l)(h); (c) Purchaser shall have terminated this Agreement pursuant to Section 8.2(l)(f); or (d) Royal shall have terminated this Agreement pursuant to Section 8.2(l)(g), then Royal shall pay to Purchaser the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by Purchaser. For purposes of the preceding sentence, the term “affiliate” shall have the meaning ascribed thereto in the 1933 Act. Such payment will be made (A) in the case of a termination by Purchaser or Royal under (a) above, within two business days of the first to occur of any of the events described in (a)(iii), (B) in the case of a termination by Purchaser other than under clause (a) above, within two business days after Purchaser’s written notice of termination, and (C) in the case of a termination by Royal other than under clause (a) above, immediately prior to such termination.
     If (i) the Outside Date has occurred, (ii) all of the conditions to closing have been and are satisfied and Purchaser and Royal would be required to consummate the Transaction but Purchaser is unable to do so solely because Purchaser has not received funds in the amount contemplated by the Commitment Letter, and (iii) this Agreement is terminated by Royal or the Purchaser pursuant to Section 8.2.1 (h), then Purchaser shall, within two business days after written notice of such termination, pay to Royal the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by Royal.
7.3 Fees and Expenses
     Except as provided in Section 7.2 and Section 7.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Transaction.

7.4 Liquidated Damages and Injunctive Relief
     Each Party acknowledges that the payment amounts set forth in Section 7.2 is payment of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amounts set forth in Section 7.2 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment; provided, however, that nothing contained in this Section 7.4, and no payment under Section 7.2 of this Agreement, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or willful breach of this Agreement, or from seeking damages, costs and other expenses from the other Party for any breach of this Agreement that does not give rise to the payment of damages in accordance with the provisions of Section 7.2. For the avoidance of doubt, a breach by Purchaser of its representations in Section 4.1(c) or of its covenants in Section 5.3(2), in either case, that is not intentional or willful, or a breach by Purchaser of Section 2.3, shall not give rise to a separate cause of action on the part of Royal if Royal receives the payment provided for in the second paragraph of Section 7.2 above. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.
7.5 Access to Information: Confidentiality
     Subject to applicable Laws, from the date hereof until the earlier of the Effective Time and the termination of this Agreement, Royal shall, and shall cause the Royal Subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request (which shall include, without limitation, allowing Deloitte & Touche LLP to conduct site visits and have reasonable access to financial records and systems). Purchaser and Royal acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.
7.6 Insurance and Indemnification
     (1) Royal and Purchaser agree that, prior to the Effective Date, Royal will purchase “run-off” directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Royal and the Royal Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date; provided that Royal shall use commercially reasonable efforts to provide such insurance coverage at the lowest cost possible and in no event shall Royal expend an amount in excess of $3,500,000 for such insurance coverage, and if the cost of such insurance coverage exceeds such amount, Royal shall use commercially reasonable efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.
     (2) Purchaser agrees that all indemnification or exculpation obligations of Royal and the Royal Subsidiaries existing on the date of this Agreement in favour of present and former officers, directors and employees of Royal and the Royal Subsidiaries shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms (including any terms requiring an undertaking of the indemnified person to repay amounts advanced upon a finding that the indemnified person has not met the required standard of conduct), and Purchaser shall guarantee the performance of all such obligations.
     (3) Concurrently with the resignation of the current directors of Royal, Royal shall provide to each such director a full and final release and discharge from all claims and potential claims arising out of, or in any way related to, such individuals acting as directors and/or officers of Royal, such release to be in mutually acceptable form.
     (4) The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Royal hereby confirms that it is acting as agent and trustee on their behalf.
7.7 Financing
     Between the date hereof and the Effective Time, at Royal’s cost and expense, Royal shall, and shall cause the Royal Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers and advisors, including legal and accounting, of Royal and the Royal Subsidiaries to, provide to Purchaser, all cooperation reasonably requested by Purchaser that is reasonably necessary, proper or advisable in connection with the financing contemplated by the Commitment Letter, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Royal and the Royal Subsidiaries, including (i) to the extent reasonably necessary to effect such financing, participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) using its commercially reasonable efforts to assist with the preparation of rating agency presentations, bank information memoranda and other materials contemplated by the financing described in the Commitment Letter to the extent, if any, required in connection with such financing, (iii) using commercially reasonable efforts to furnish Purchaser and its financing sources with financial statements and related information, including audited consolidated financial statements for such periods as are required in connection with such financing and other financial and other pertinent information regarding Royal and the Royal Subsidiaries as may be reasonably requested by Purchaser in connection with such financing, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the 1933 Act, (iv) using commercially reasonable efforts to obtain accountants’ comfort letters if and as reasonably requested by Purchaser, (v) using its commercially reasonable efforts to provide monthly financial statements (excluding notes thereto) within forty-five (45) days of the end of each month prior to the Effective Time, and (vi) using all reasonable efforts to take all actions necessary and appropriate to (A) permit the prospective lenders involved in the financing contemplated by the Commitment Letter to evaluate Royal’s and the Royal Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and blocked account agreements and lock box arrangements effective with respect to the period commencing at the Effective Time. Royal hereby consents to the use of the logos of Royal and the Royal Subsidiaries in connection with the financing contemplated by the Commitment Letter. Royal will continue to use commercially reasonable efforts to devise a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with United States generally accepted accounting procedures, or any other criteria applicable to such statements, and (B) to maintain accountability for assets.
ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1 Term
     This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
8.2 Termination
(1)	This Agreement may:

(a)	be terminated by mutual written consent of Purchaser and Royal duly authorized by their respective boards of directors (and, for the avoidance of doubt, without the necessity of further action on the part of the Royal Shareholders if terminated after the holding of the Royal Meeting);

(b)	be terminated either by Purchaser or by Royal if any Law renders completion of the Transaction illegal or otherwise prohibited;

(c)	be terminated by either Purchaser or Royal if the Transaction Resolution shall have failed to receive the requisite vote for approval at the Royal Meeting or any adjournment or postponement thereof;

(d)	be terminated by Purchaser, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Royal set forth in this Agreement, which breach or failure to perform (i)

would cause the condition set forth in Section 6.2(1)(a) or 6.2(1)(b) not to be satisfied and (ii) is incapable of being cured by the Outside Date;

(e)	be terminated by Royal, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause the condition set forth in Section 6.3(1)(a) or 6.3(1)(b) not to be satisfied and (ii) is incapable of being cured by the Outside Date;

(f)	be terminated by Purchaser if the Board of Directors of Royal shall have: (i) withdrawn, qualified or modified in a manner adverse to Purchaser its approval or recommendation of the Transaction, (ii) approved, recommended, accepted or entered into an Acquisition Proposal or, approved, recommended, accepted or entered into an agreement, undertaking or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), or (iii) failed to reaffirm its approval or recommendation of the Transaction by press release promptly after announcement of an Acquisition Proposal or (iv) breached Section 7.1;

(g)	be terminated by Royal in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Section 7.1 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Royal shall have paid to Purchaser the amount required to be paid pursuant to Section 7.2; or

(h)	be terminated either by Purchaser or by Royal if the Effective Date does not occur on or prior to the Outside Date, provided that the failure of the Effective Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement, in each case, prior to the Effective Time.
     (2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.2, 7.3 and 7.4 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, except as expressly provided in Section 7.4.

8.3 Amendment
     This Agreement and the Plan of Arrangement may, at any time and from time to time on or before the Effective Date, be amended by mutual written agreement of each of the Parties hereto and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties or any of them;

(b)	waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any conditions precedent contained herein.
8.4 Waiver
     Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.
ARTICLE 9
GENERAL PROVISIONS
9.1 Notices
     All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):
(1)	If to Purchaser:
Rome Acquisition Corp.
c/o Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460

Atlanta, Georgia 30346
Attention: Joel I. Beerman
Telephone: (770) 395-4523
Facsimile: (770) 390-9673
E-Mail: beermanj@ggc.com
          with a copy to:
JonesDay
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia 30309-3053
Attention:    John Zamer
Telephone:  (404) 581-8266
Facsimile:    (404) 581-8330
E-Mail:         jzamer@jonesday.com
          and with a copy to:
Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario M5X 1B8
Attention: Steve Sigurdson
Telephone: (416) 862-4261
Facsimile: (416) 862-6666
E-Mail: ssigurdson@osler.com
          if to Royal:
Royal Group Technologies Limited
1 Royal Gate Boulevard
Woodbridge, Ontario
Canada L4L 8Z7
Attention:   Lawrence Blanford and Scott Bates
Telephone:  905-264-0701
Facsimile:   905-264-0702
E-Mail:
lblanford@royalgrouptech.com/sbates@royalgrouptech.com
          with a copy to:
Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
Canada M5B 2M6
Attention:   Stephen Halperin and Robert Vaux
Telephone: 416.597.4115 / 416.597.6265
Facsimile:   416.979.1234
E-Mail:       shalperin@goodmans.ca/rvaux@goodmans.ca

9.2 Miscellaneous
     This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement; (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and (iii) except as provided under Section 7.6(3), is not intended to confer upon any other person any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
9.3 Governing Law
     This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Transaction.
9.4 Injunctive Relief
     The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
9.5 Time of Essence
     Time shall be of the essence in this Agreement.
9.6 Binding Effect and Assignment
     Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary of Guarantor, provided that if such assignment and/or assumption takes place, Guarantor and Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder except to the extent provided in Section 7.6(3). Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.8 Counterparts
     This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
[Signatures appear on following pages.]

     IN WITNESS WHEREOF Purchaser and Royal have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ROME ACQUISITION CORP.

Per:		“Joel I. Beerman”

	Name:	Joel I. Beerman
	Title:	Vice President

ROYAL GROUP TECHNOLOGIES LIMITED

Per:		“Robert E. Lamoureux”

	Name:	Robert E. Lamoureux
	Title:	Chairman of the Board

PARENT GUARANTEE:
The undersigned, as the ultimate parent of Purchaser, does hereby, as a primary obligor, absolutely, unconditionally and irrevocably guarantee the prompt payment and performance of all of the obligations of Purchaser under and pursuant to the foregoing Arrangement Agreement, and this guarantee by the undersigned shall be an obligation for full and prompt payment, rather than a secondary guarantee of collectability. No change, amendment or modification of the foregoing Arrangement Agreement, or waiver of any of its terms, or assignment pursuant to Section 9.6 of the Arrangement Agreement, shall diminish, release or discharge the liability of the undersigned under the foregoing Arrangement Agreement. The liability of the undersigned under this guarantee is continuing and shall only be discharged by the full performance by Purchaser of all of its obligations under the foregoing Arrangement Agreement. The undersigned has the capacity and authority to execute and deliver this guarantee and to perform hereunder, without the necessity of any act or consent of any other person whomsoever. The execution, delivery and performance of this guarantee has been duly authorized by all necessary corporate action on the part of the undersigned. This guarantee constitutes the valid and binding obligation of the undersigned, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable equitable principles, or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

GEORGIA GULF CORPORATION

By:	“Joel I. Beerman”

Printed Name: Joel I. Beerman
Title: Vice President and General Counsel

SCHEDULE 1.1A
The Plan of Arrangement, originally attached to the Arrangement Agreement and posted on SEDAR, may be found at Appendix D to the Circular.

SCHEDULE 1.1B
Transaction Resolution
SPECIAL RESOLUTION OF SHAREHOLDERS
BE IT RESOLVED THAT:
1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Royal Group Technologies Limited (the “Company”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2.	The Plan of Arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the arrangement agreement (the “Agreement”) made between Rome Acquisition Corp. and the Company (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

4.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

SCHEDULE 2.5
Regulatory Approvals
1.	Competition Act (Canada):
(a)	the issuance of an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act (Canada) (the “Competition Act”) by the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)	that:
(i)	the waiting period under section 123 of the Competition Act shall have expired, or the Commissioner shall have waived the obligation to notify and supply information under section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC, and

(ii)	Purchaser shall have been advised in writing by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and any terms and conditions attached to any such advice shall be acceptable to Purchaser and Royal;
2.	Investment Canada — Determination (or deemed determination) by the Minister of Industry under the Investment Canada Act and applicable policies that the Transaction is of “net benefit to Canada” for purposes of such Act.

3.	Expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions.

4.	The consents and approvals required pursuant to Section 6.1(f) of this Agreement.

APPENDIX C
OPINION OF BMO NESBITT BURNS

Investment & Corporate Banking 1 First Canadian Place 4th Floor Toronto, ON M5X 1H3 Tel.: (416) 359-4001
June 8, 2006
The Special Committee of the Board of Directors and
The Board of Directors
Royal Group Technologies Limited
1 Royal Gate Blvd.
Woodbridge, Ontario L4L 8Z7
To the Members of the Special Committee and the Board of Directors
BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) understands that Georgia Gulf Corporation (“Georgia Gulf”) has made a proposal to acquire all of the outstanding common shares (the “Royal Group Shares”) of Royal Group Technologies Limited (which, together with its subsidiaries, is referred to herein as “Royal Group”) by way of a court approved plan of arrangement (the “Arrangement”). The consideration offered under the Arrangement is C$13.00 per common share in cash (the “Consideration”).
The terms and conditions of, and other matters relating to, the Arrangement will be more fully described in Royal Group’s management information circular (the “Circular”), which will be mailed to all the shareholders of Royal Group.
Engagement of BMO Nesbitt Burns
Pursuant to an engagement letter dated June 22, 2005 and subsequently amended on February 20, 2006 (the “Engagement Letter”), the special committee of the board of directors of Royal Group (the “Special Committee”) retained the services of BMO Nesbitt Burns to provide its opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration being offered under the Arrangement to the shareholders of Royal Group. The terms of the Engagement Letter provide that BMO Nesbitt Burns is to be paid a fee upon a request for a Fairness Opinion, and regardless of whether the Arrangement is successfully completed, a portion of which has been paid. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.
BMO Nesbitt Burns consents to the inclusion of the Fairness Opinion in its entirety in the Circular which will be mailed to the shareholders of Royal Group in respect of the Arrangement, and to the filing thereof, as necessary, by Royal Group with the securities commissions or similar regulatory authorities in each province of Canada.
Relationship with Interested Parties
Neither BMO Nesbitt Burns, nor any of its affiliates, is an insider, associate or affiliate (as these terms are defined in the Securities Act (Ontario)) of Royal Group or Georgia Gulf or any of their respective associates or affiliates (collectively, the “Interested Parties”). BMO Nesbitt Burns believes it is independent for the purposes of preparing the Fairness Opinion.
BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties.
There are no understandings, agreements or commitments between BMO Nesbitt Burns and the Interested Parties with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, the Interested Parties.
Credentials
BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research, including extensive experience in preparing valuations and fairness opinions. This Fairness Opinion is the opinion of BMO Nesbitt Burns, the form and content of which has been reviewed and approved for release by a committee of the directors and officers of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.
Scope of Review
In connection with rendering our Fairness Opinion, we have, among other things:
(i)	Reviewed a draft copy of the arrangement agreement dated June 7, 2006 (the “Arrangement Agreement”);

(ii)	Reviewed confidential information provided in a data room which was made available to interested parties at the invitation of the Special Committee;

(iii)	Reviewed certain other internal information prepared and provided to us by Royal Group management concerning the business, operations, assets, liabilities and prospects of Royal Group;

(iv)	Reviewed public information (including that prepared by industry research analysts) related to the business, operations, financial performance and trading history of Royal Group and other selected building products companies, as we considered relevant;

(v)	Reviewed data with respect to precedent transactions of a comparable nature which we considered relevant;

(vi)	Participated in discussions with the financial advisors to Royal Group regarding the sales process which was conducted;

(vii)	Participated in presentations given by management of Royal Group to selected interested parties as part of the sales process;

(viii)	Participated in discussions with senior executives of Royal Group concerning the past and current operations and financial condition and the prospects of Royal Group;

(ix)	Participated in due diligence meetings with accountants and consultants to Royal Group;

(x)	Participated in due diligence meetings with Royal Group’s in-house legal counsel, and the Special Committee’s legal counsel;

(xi)	Participated in meetings and discussions with the Special Committee and its legal and financial advisors as well as with other members of the board of directors of Royal Group (the “Board”);

(xii)	Received a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, address to us as at the date hereof, provided by senior officers of Royal Group; and

(xiii)	Reviewed such other information, investigations, analyses and discussions as we considered appropriate in the circumstances.
BMO Nesbitt Burns has not, to the best of its knowledge, been denied access by Royal Group to any information under its control requested by BMO Nesbitt Burns.
Assumptions and Limitations
The Fairness Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of Royal Group or any of its securities or assets and this Fairness Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which Royal Group Shares may trade at any future date. BMO Nesbitt Burns was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. In addition, our Fairness Opinion does not address the relative merits of the Arrangement as compared to any other possible transaction for the acquisition of Royal Group Shares or any other possible transaction involving Royal Group, its assets or its securities.
With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Royal Group and its agents and advisors or otherwise obtained pursuant to our engagement, including the Arrangement Agreement. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to and, subject to the exercise of professional judgment, have not, independently verified the completeness or accuracy of any such information, data, advice, opinions and representations. We have also assumed that the final form of the Arrangement Agreement will not vary in any material respect from the draft copy dated June 7, 2006 reviewed by us.
With respect to budgets, financial forecasts, projections or estimates provided to BMO Nesbitt Burns and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Royal Group and are (or were at the time and continue to be) reasonable in the circumstances.

As the Special Committee and the Board know, Royal Group is the subject of an ongoing internal review and investigations by the audit committee of the Board, and is also the subject of a number of active litigation matters and regulatory and administrative investigations and reviews. Based on information available to date, BMO Nesbitt Burns is unable to assess the likely outcome of any of these matters or to quantity the financial impact of any actual outcome on the financial position, results of operations or value of Royal Group or any of its securities. Accordingly, we express no opinion on the likely outcome or financial impact of any of these matters.
Senior officers of Royal Group have represented to BMO Nesbitt Burns in a certificate delivered as at the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the “Information”) provided by or on behalf of Royal Group or any of its agents or representatives to BMO Nesbitt Burns for the purpose of preparing the Fairness Opinion was, at the date such Information was prepared, and together with all information publicly filed by Royal Group, is now complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was prepared; and that (ii) since the dates on which the Information was prepared, except for the Arrangement or as disclosed in writing to BMO Nesbitt Burns, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Royal Group or any of its subsidiaries (on a consolidated basis) and no material change has occurred in the Information or any part thereof that would have or could reasonably be expected to have a material effect on the Fairness Opinion.
In preparing the Fairness Opinion and solely for the purpose of rendering the Fairness Opinion, we have made several assumptions, including that all of the conditions required to implement the Arrangement will be met. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Nesbitt Burns and any party involved in the Arrangement.
The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Royal Group as they are reflected in the Information.
The Fairness Opinion is provided for the use of the Special Committee and the Board only and may not be relied upon by any other person. The Fairness Opinion does not constitute a recommendation to the Special Committee, the Board or any shareholder of Royal Group as to whether shareholders of Royal Group should vote in favour of the Arrangement. Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.
BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the Fairness Opinion.
The preparation of the Fairness Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Nesbitt Burns believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether they should vote in favour of the Arrangement.

Conclusion
Based upon, and subject to the foregoing and other such matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Royal Group Shares.
Yours very truly,

APPENDIX D
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
      Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Affiliate” has the meaning ascribed to it in the Securities Act;
“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement, section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;
“Arrangement Agreement” means the arrangement agreement dated as of June 9, 2006, between Purchaser and Royal, as the same may be amended in accordance with section 8.3 thereof, providing for, among other things, the Arrangement;
“Arrangement Resolution” means the special resolution of Royal Shareholders approving the Plan of Arrangement, to be considered at the Royal Meeting, substantially in the form and content of Schedule 1.1B of the Arrangement Agreement;
“Articles of Arrangement” means the articles of arrangement of Royal in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;
“Business Day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada or New York, N.Y., United States of America;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Court” means the Superior Court of Justice (Ontario);
“Depositary” means Computershare Trust Company of Canada;
“Director” means the Director appointed under section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed to it in section 5.1;
“Dissenting Shareholder” means any Royal Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;
D-l

“Effective Date” has the meaning ascribed to it in the Arrangement Agreement;
“Effective Time” means the date shown on the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by Royal to give effect to the Arrangement;
“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange and “Exchanges” means both of them;
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the Exchanges), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“In-the-Money Amount” means, in respect of each Royal Share which is subject to a Royal Option (whether vested or unvested), the amount (if any) by which the Purchase Price exceeds the “per share” exercise price of such share under that Royal Option to which it is subject;
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;
“Letter of Transmittal” means the letter of transmittal for use by Royal Shareholders, in the form accompanying the Royal Circular;
“Long-Term Incentive Plan” means that certain Royal Group Technologies Limited Long-Term Incentive Plan, amended and restated by the Board of Directors of Royal on January 23, 2004 (effective as of January 1, 2004);
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement”, “hereof, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;
“Purchaser” means Rome Acquisition Corp., a corporation incorporated under the laws of Canada;
“Purchase Price” means $13.00 cash per Royal Share;

“Royal” means Royal Group Technologies Limited, a corporation incorporated under the laws of Canada;
“Royal Circular” means the notice of the Royal Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with the Arrangement Agreement, to be sent to the Royal Shareholders in connection with the Royal Meeting;
“Royal Meeting” means the special meeting of Royal Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, approve the Arrangement;
“Royal Option Loan” has the meaning ascribed to it in section 3.1 (a);
“Royal Option” means an option to purchase Royal Shares pursuant to the Long-Term Incentive Plan;
“Royal Securityholder” means a holder of a Royal Share, Royal Option or RSU;
“Royal Shareholders” means the holders of Royal Shares;
“Royal Shares” means the common shares in the capital of Royal;
“Royal Subsidiaries” has the meaning ascribed to it in the Arrangement Agreement;
“Royal Third Party Debt Payoff Loans” has the meaning ascribed to it in section 3. l(a);
“RSU” means a restricted stock unit issued pursuant to the Senior Management Incentive Plan representing the right to receive on a specified date a Royal Share or a cash payment based on the closing price of the Toronto Stock Exchange of the Royal Shares on the last trading day preceding such specified date, subject to certain vesting criteria;
“RSU Payment Loan” has the meaning ascribed to in section 3.1 (a);
“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Senior Management Incentive Plan” means the Royal Senior Management Incentive Plan adopted by the Board of Directors of Royal on January 23, 2004;
“Specified Third Party Debt” means indebtedness for borrowed money owed by Royal or any Royal Subsidiary that is specified by Purchaser to be repaid on the Effective Date;
“Tax” has the meaning ascribed to it in the Arrangement Agreement; and
“Tax Act” means the Income Tax Act (Canada), as amended.

1.2 Headings and References
     The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.
1.3 Time Periods
     Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.4 Currency
     All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.
1.5 Time
     Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.
1.6 Construction
     In this Plan of Arrangement:
(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.7 Governing Law
     This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT
2.1 Arrangement
     This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.
2.2 Effectiveness
     This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding on Royal, Royal Subsidiaries, Purchaser (and its Affiliates) and the Royal Securityholders without any further authorization, act or formality on the part of the Court, the Director, Purchaser (or its Affiliates), Royal, Royal Subsidiaries or Royal Securityholders, from and after the Effective Time.
ARTICLE 3
THE ARRANGEMENT
3.1 Arrangement
     Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur at the Effective Time (unless otherwise specified), in the following order:
(a)	Purchaser (or one of its Affiliates) will provide (i) one or more loans (the “Royal Third Party Debt Payoff Loans”) to Royal in the aggregate amount equal to the aggregate of all amounts owing under the Specified Third Party Debt; (ii) a loan to Royal equal to the aggregate amount payable by Royal under section 3.1 (d) (the “Royal Option Loan”); and (iii) a loan to Royal equal to the aggregate amount payable by Royal under section 3.1 (e) (the “RSU Payment Loan”). The Royal Third Party Debt Payoff Loans, the Royal Option Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by Royal to Purchaser (or the applicable Affiliate of Purchaser);

(b)	immediately upon receipt of the Royal Third Party Debt Payoff Loans, Royal will repay in full all amounts owing under the Specified Third Party Debt;

(e)	two minutes after the completion of the immediately preceding step, each Royal Share, other than a Royal Share held by a Dissenting Shareholder, will be acquired by Purchaser without any further authorization, act or formality, in exchange for a cash payment by Purchaser equal to the Purchase Price, less any required withholding taxes, and the Purchaser will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances. The names of the holders of the Royal Shares transferred to Purchaser shall be removed from the applicable registers of holders of Royal Shares and Purchaser shall be recorded as the registered holder of the Royal Shares so acquired and shall be deemed the legal and beneficial owner thereof;

(d)	two minutes after the completion of the immediately preceding step, each Royal Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, of the In-the-Money Amount of such Royal Option, less any required withholding taxes;

(e)	at the same time as the preceding step, each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $13.00 per RSU, less and required withholding taxes; and

(f)	the Long-Term Incentive Plan and the Senior Management Incentive Plan shall be terminated.
ARTICLE 4
PAYMENT
4.1 Delivery of Cash
(a)	At or before the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Royal Shareholder, the cash, in Canadian dollars, to which each such Royal Shareholder is entitled pursuant to section 3.1 (c) upon the transfer of Royal Shares to Purchaser. Upon surrender by a Royal Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Royal Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) of Royal Shares shall be entitled to receive in exchange therefor, and Purchaser shall cause the Depositary to deliver to such Royal Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Royal Shareholder has the right to receive, less any amounts withheld pursuant to section 4.5 and any certificate(s) of Royal Shares so surrendered shall forthwith be cancelled. The cash deposited to the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Purchaser. In the event of a transfer of ownership of Royal Shares that is not registered in the transfer records of Royal, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Royal Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.

(b)	Prior to the transaction contemplated in section 3.1 (d), Royal shall deposit or cause to be deposited with the Depositary, for the benefit of each holder of a Royal Option and/or RSU, an amount of cash equal to the amount of cash each such holder of a Royal Option and/or RSU is entitled to receive under section 3.1(d) or 3.1(e). The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of Royal. The Depositary shall deliver to each such holder of a Royal Option and/or RSU, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such holder of Royal Option and/or RSU is entitled to receive, less any amounts withheld pursuant to section 4.5, against receipt of such documentation as Purchaser or Royal may reasonably require acknowledging the transfer and/or termination of the Royal Options or RSUs, as the case may be, held by such holder.
4.2 Distributions with respect to Unsurrendered Certificates
     No dividends or other distributions declared or made after the Effective Time with respect to Royal Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Royal Shares that were transferred pursuant to section 3.1(c), and no cash payment pursuant to section 3.1(c) shall be paid to any such holder, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the holder of the certificates representing Royal Shares, without interest, the amount of cash to which such holder is entitled pursuant to section 3. l(c).
4.3 Lost Certificates
     In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Royal Shares that were transferred pursuant to section 3.1(c) is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Purchaser and Royal and their respective transfer agents in such sum as Purchaser and Royal may direct or otherwise indemnify Purchaser and Royal in a manner satisfactory to Purchaser and Royal against any claim that may be made against Purchaser or Royal with respect to the certificate alleged to have been lost, stolen or destroyed.
4.4 Extinction of Rights
(a)	Until surrendered as contemplated by section 4.1, each certificate of Royal Shares shall be deemed at all times after the time of the acquisition of such Royal Shares by Purchaser pursuant to section 3.1(c) to represent only the right to receive upon such surrender a cash payment as contemplated by section 4.1, less any amounts withheld pursuant to section 4.5. Any certificate which immediately prior to the Effective Time represented outstanding Royal Shares that were transferred pursuant to section 3.1(c), and not deposited, with all other instruments required by section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Royal or for the receipt of cash. On such date, all Royal Shares to which the former holder of the certificate referred to in the preceding sentence was entitled shall be deemed to have been surrendered to Purchaser and the cash to which the former holder of the certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser, together with all entitlements to dividends, distributions and interest thereon held for such former holder. None of Purchaser or Royal shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(b)	Any payment made by way of cheque by the Depositary on behalf of Royal or Purchaser that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Royal Options, RSUs or Royal Shares, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Royal or Purchaser, as applicable.
4.5 Withholding Rights
     Purchaser, Royal or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Royal Securityholder pursuant to section 3.1, such amounts as Purchaser, Royal or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Royal Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 5
RIGHTS OF DISSENT
5.1 Dissent Rights
(a)	Royal Shareholders may exercise rights of dissent with respect to their Royal Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by this section 5.1 (the “Dissent Rights”) in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order, provided that, (i) notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Royal not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Royal Meeting; and (ii) notwithstanding section 190 of the CBCA, Purchaser, and not Royal, shall be required to offer to pay fair value for Royal Shares held by holders who duly exercise Dissent Rights, and to pay the amount to which such holders may be ultimately entitled. Holders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Royal Shares, shall be deemed to have transferred their Royal Shares, contemporaneously with the transfer of Royal Shares pursuant to section 3.1(c), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Purchaser in consideration of a payment from Purchaser equal to such fair value at the time contemplated in section 3.1(c).

(b)	Royal Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Royal Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Royal Shareholder as at and from the Effective Time and shall receive the cash on the basis set forth in Article 3.
5.2 Holders
     In no circumstances shall Royal, Purchaser or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Royal Shares in respect of which such rights are sought to be exercised.
5.3 Recognition of Dissenting Shareholders
     Neither Royal nor Purchaser nor any other person shall be required to recognize a Dissenting Shareholder as a holder or beneficial owner of Royal Shares at or after the time contemplated in section 3.1(c), and after such time the names of such Dissenting Shareholders shall be deleted from the register of Royal Shareholders maintained by or on behalf of Royal.
5.4 Dissent Right Availability
     A holder is not entitled to exercise Dissent Rights with respect to Royal Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.
ARTICLE 6
AMENDMENTS
6.1 Amendments
(a)	Royal reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Royal Meeting, approved by the Court and (iv) communicated to Royal Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Royal at any time prior to or at the Royal Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Royal Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Royal Meeting shall be effective only if (i) it is consented to by each of Royal and Purchaser and (ii) if required by the Court, it is consented to by Royal Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder.

(e)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Article 3 in accordance with the terms of the Arrangement Agreement.
ARTICLE 7
FURTHER ASSURANCES
7.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX E
INTERIM ORDER
Commercial List Court File No. 06-CL-6507
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MADAM	)	FRIDAY, THE 7th DAY
)
JUSTICE LAX	)	OF JULY, 2006
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF ROYAL GROUP TECHNOLOGIES LIMITED, CONCERNING THE ACQUISITION BY ROME ACQUISITION CORP. OF ALL OF THE SHARES OF ROYAL GROUP TECHNOLOGIES LIMITED

ROYAL GROUP TECHNOLOGIES LIMITED
Applicant
ORDER
     THIS MOTION made by the Applicant, Royal Group Technologies Limited (“Royal”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 393 University Avenue, Toronto, Ontario.
     ON READING the Notice of Application, Notice of Motion and the Affidavit of Scott Bates sworn July 4, 2006 (the “Bates Affidavit”), and the exhibits thereto, and on hearing the submissions of counsel for Royal and counsel for Rome Acquisition Corp. (“Rome”) and
E-l

Georgia Gulf Corporation (“Georgia Gulf”), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,
Definitions
1.	THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Appendix D to the draft notice of special meeting and management information circular (the “Circular”) attached as Exhibit “A” to the Bates Affidavit.
The Meeting
2.	THIS COURT ORDERS that Royal shall be permitted to call, hold and conduct the special meeting (the “Meeting”) of the holders of common shares of Royal (“Shareholders”), at which Shareholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the Circular, to, among other things, authorize, adopt and approve the Arrangement and Plan of Arrangement.
3.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Circular (the “Notice”), the CBCA, the articles and by-laws of Royal (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.
4.	THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:
(a)	the Shareholders or their respective proxy holders;

(b)	the officers, directors, auditors and advisors of Royal;

(c)	representatives of Rome and Georgia Gulf;

(d)	the Director; and

(e)	other persons who may receive the permission of the Chair of the Meeting.

5.	THIS COURT ORDERS that at the Meeting, Royal may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.
Amendments to the Arrangement and Plan of Arrangement
6.	THIS COURT ORDERS that Royal is authorized, subject to the terms of the Arrangement Agreement, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.
Adjournments and Postponements
7.	THIS COURT ORDERS that Royal, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Royal may determine is appropriate in the circumstances.
Notice of the Meeting
8.	THIS COURT ORDERS that Royal shall give notice of the Meeting, substantially in the form of the Notice, subject to Royal’s ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 10 of this Order. Failure or omission to give notice in accordance with paragraph 10 of this Order, as a result of mistake or of events beyond the control of Royal, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Royal, then Royal shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Solicitation of Proxies
9.	THIS COURT ORDERS that Royal is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to Royal’s ability to insert dates and other relevant information in the final form of proxy. Royal, Rome and Georgia Gulf are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Royal may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if Royal deems it advisable to do so.
Method of Distribution of Meeting Materials and Court Materials
10.	THIS COURT ORDERS that Royal is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of proxy, the letter of transmittal and any other communications or documents determined by Royal to be necessary or desirable (collectively, the “Meeting Materials”), as follows:
(a)	to registered Shareholders, to the directors of Royal and to the auditor of Royal, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Royal as of the Record Date (July 5, 2006), or such later date as Royal may determine in accordance with the CBCA; and

(b)	to non-registered Shareholders by Royal complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.
11.	THIS COURT ORDERS that Royal is hereby authorized to distribute the Notice of Application, this Order, the Circular, and any other communications or documents determined by Royal to be necessary or desirable (collectively, the “Court Materials”) to the holders of Options and restricted stock units (“RSUs”) by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution described in paragraph 10 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Royal as of the Record Date.
12.	THIS COURT ORDERS that Royal is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Royal may determine in accordance with the terms of the Arrangement Agreement.
13.	THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 10 and 11 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 10 and 11 of this Order or to any other persons.
14.	THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials and Court Materials in accordance with paragraphs 10 and 11 of this Order as a result of mistake or of events beyond the control of Royal, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Royal, then Royal shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Voting
15.	THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date.
16.	THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast in respect of the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting. Such vote shall be sufficient to authorize and direct Royal to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.
17.	THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each Shareholder is entitled to one vote for each Royal Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.
18.	THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Royal (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Royal Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.
Dissent Rights
19.	THIS COURT ORDERS that each registered Shareholder will have the right to dissent from the Arrangement Resolution in the manner set forth in section 190 of the CBCA, as modified by the Plan of Arrangement and the terms of any Interim Order granted by this Honourable Court, provided that:
(a)	notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Royal not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting; and

(b)	notwithstanding section 190 of the CBCA, Rome, and not Royal, shall be required to offer to pay fair value for Royal Shares held by holders who duly exercise Dissent Rights, and to pay the amount to which such holders may be ultimately entitled.
20.	THIS COURT ORDERS that registered Shareholders who:

(a)	duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Royal Shares, shall be deemed to have transferred their Royal Shares, contemporaneously with the transfer of Royal Shares pursuant to section 3.1(c) of the Plan of Arrangement, without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Rome in consideration of a payment from Rome equal to such fair value at the time contemplated in section 3.1(c) of the Plan of Arrangement; or

(b)	exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Royal Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time and shall receive the cash on the basis set forth in Article 3 of the Plan of Arrangement, but, in no circumstances shall Royal, Rome or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Royal Shares in respect of which such rights are sought to be exercised, and neither Royal nor Rome nor any other person shall be required to recognize a Dissenting Shareholder as a holder or beneficial owner of Royal Shares at or after the time contemplated in section 3.1(c) of the Plan of Arrangement, and after such time the names of such Dissenting Shareholders shall be deleted from the register of Shareholders maintained by or on behalf of Royal.
Hearing of Application for Approval of the Arrangement
21.	THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 16 hereof, Royal shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.
22.	THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)	Royal;

(b)	Rome and Georgia Gulf;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.
23.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Royal at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Tom Friedland / Rachelle Dickinson, with a copy to counsel for Rome and Georgia Gulf at the following address: Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, PO Box 50, Stn. 1st Can. Pl., Toronto, Ontario, M5X 1B8, Attention: Laura Fric / Craig Lockwood.
24.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 22 shall be entitled to be given notice of the adjourned date.
25.	THIS COURT ORDERS that any materials to be filed by Royal in support of the within Application for final approval of the Arrangement may be filed up to two days prior to the hearing of the Application without further order of this Honourable Court.
26.	THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the Royal Shares, the Options, the RSUs, or the articles or by-laws of Royal, this Interim Order shall govern.

27.	THIS COURT ORDERS that Royal shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.

“signed”

ENTERED AT INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:
JUL 07 2006
PER / PAR: “signed”

ROYAL GROUP	IN THE MATTER OF AN APPLICATION UNDER	Commercial List Court File: 06-CL-6507
TECHNOLOGIES LIMITED	SECTION 192 OF THE CANADA BUSINESS
CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
AMENDED, AND RULES 14.05(2) AND 14.05(3) OF
Applicant	THE RULES OF CIVIL PROCEDURE
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding commenced at Toronto
ORDER
Goodmans LLP
Barristers & Solicitors
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6
Tom Friedland LSUC #: 31848L
Rachelle Dickinson LSUC#: 51264U
Tel: (416) 979-2211
Fax: (416) 979-1234
Solicitors for the Applicant
Royal Group Technologies Limited
GOODMANS\\5326999
File No: 05.1883

APPENDIX F
NOTICE OF APPLICATION FOR THE FINAL ORDER
Court File No. 06-CL-6507
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF ROYAL GROUP TECHNOLOGIES LIMITED, CONCERNING THE ACQUISITION BY ROME ACQUISITION CORP. OF ALL OF THE SHARES OF ROYAL GROUP TECHNOLOGIES LIMITED

ROYAL GROUP TECHNOLOGIES LIMITED	Applicant
NOTICE OF APPLICATION
TO THE RESPONDENTS:
     A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.
     THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Friday, August 11, 2006, at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.
     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date June 23, 2006	Issued by	“signed”

Local registrar

Address of 393 University Avenue
court office Toronto, Ontario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF ROYAL GROUP TECHNOLOGIES LIMITED AS AT JULY 5, 2006

AND TO:	ALL HOLDERS OF OPTIONS OF ROYAL GROUP TECHNOLOGIES LIMITED AS AT JULY 5, 2006

AND TO:	ALL HOLDERS OF RESTRICTED STOCK UNITS OF ROYAL GROUP TECHNOLOGIES LIMITED AS AT JULY 5, 2006

AND TO:	ALL DIRECTORS OF ROYAL GROUP TECHNOLOGIES LIMITED

AND TO:	KPMG LLP
Suite 3300, Commerce Court
199 Bay Street
Toronto, Ontario, M5L 1B2
Auditors for Royal Group Technologies Limited

AND TO:	THE DIRECTOR
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario, K1A 0C8

AND TO:	OSLER, HOSKIN & HARCOURT LLP
1 First Canadian Place
PO Box 50, Stn. 1st Can. P1.
Toronto, Canada, M5X 1B8

Laura Fric LSUC#: 36545Q

Tel: 416-862-5899
Fax: 416-862-6666

Solicitors for Rome Acquisition Corp.
and Georgia Gulf Corporation

APPLICATION
1. THE APPLICANT MAKES APPLICATION FOR:
a)	an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of Royal Group Technologies Limited (“Royal”), concerning the acquisition by Rome Acquisition Corp. of all of the shares of Royal;

b)	an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)	such further and other relief as this Honourable Court may deem just.
2. THE GROUNDS FOR THE APPLICATION ARE:
a)	section 192 of the CBCA;

b)	all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the date of the return of this Application;

c)	Royal is not insolvent;

d)	it is not practicable for Royal to effect the Arrangement under any other provision of the CBCA;

e)	the Arrangement is in the best interests of Royal;

f)	the Arrangement is procedurally and substantively fair and reasonable overall;

g)	the directions set out and shareholder approvals required pursuant to any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

h)	certain of the holders of common shares of Royal are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Royal as at July 5, 2006, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

i)	rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; and

j)	such further and other grounds as counsel may advise and this Honourable Court may permit.
3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:
a)	such interim Order as may be granted by this Honourable Court;

b)	an Affidavit of Scott Bates, the Vice President, General Counsel and Corporate Secretary of Royal, to be sworn on behalf of Royal, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

c)	a further Affidavit, to be sworn on behalf of Royal, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

d)	such further and other material as counsel may advise and this Honourable Court may permit.

June 23, 2006	GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Tom Friedland LSUC#: 31848L
Rachelle Dickinson LSUC#: 51264U

Tel: (416) 979-2211
Fax:(416) 979-1234

Solicitors for the Applicant,
Royal Group Technologies Limited

ROYAL GROUP	IN THE MATTER OF AN APPLICATION UNDER	Court File No: 06-CL-6507
TECHNOLOGIES LIMITED	SECTION 192, CANADA BUSINESS
Applicant	CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
AMENDED
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding commenced at Toronto
NOTICE OF APPLICATION
(Application returnable August 11, 2006)
GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6
Tom Friedland LSUC#: 31848L
Rachelle Dickinson LSUC#: 51264U
Tel: (416) 979-2211
Fax: (416) 979-1234
Solicitors for the Applicant,
Royal Group Technologies Limited
GOODMANS\\\5325958.4

APPENDIX G
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
190. (1) Right to dissent—Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
     (2) Further right—A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
     (2.1) If one class of shares—The right to dissent described in subsection (2) applies even if there is only one class of shares.
     (3) Payment for shares—In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
     (4) No partial dissent—A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
     (5) Objection—A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
     (6) Notice of resolution—The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
     (7) Demand for payment—A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

     (8) Common Share certificate—A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
     (9) Forfeiture—A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
     (10) Endorsing certificate—A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
     (11) Suspension of rights—On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
     (12) Offer to pay—A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
     (13) Same terms—Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
     (14) Payment—Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
     (15) Corporation may apply to court—Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
     (16) Shareholder application to court—If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
     (17) Venue—An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
     (18) No security for costs—A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

     (19) Parties—On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
     (20) Powers of court—On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
     (21) Appraisers—A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
     (22) Final order—The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.
     (23) Interest—A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
     (24) Notice that subsection (26) applies—If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
     (25) Effect where subsection (26) applies—If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
     (26) Limitation—A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED
TO THE PROXY SOLICITATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-390-5121
Financial Advisor
BMO Nesbitt Burns Inc.
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5th Floor
Toronto, Ontario
M5X 1H3
General Line: 416-359-4001